2009 ANNUAL REPORT

For The Year Ended

December 31, 2009

  INCLUDES

CONSOLIDATED FINANCIAL STATEMENTS

AND

MANAGEMENT DISCUSSION & ANALYSIS OF FINANCIAL STATEMENTS

AND

MINERAL PROPERTY SUMMARIES AND NEWS RELEASE LIST

Date of Report - April 16, 2010

S  A  M  E  X     M  I  N  I  N  G     C  O  R  P.

SAMEX MINING CORP. 301 - 32920 Ventura Ave. Abbotsford, BC V2S 6J3 CANADA	TEL: (604) 870-9920 FAX: (604) 870-9930 TOLL FREE: 1-800-828-1488 EMAIL: 2samex@samex.com	WEB: www.samex.com TRADING SYMBOLS: SXG - TSX Venture Exch. SMXMF - OTC BB

S  A  M  E  X     M  I  N  I  N  G     C  O  R  P.

2009

Continued gold/silver exploration at the “Nora Project” and “Cinchado Project” -

Los Zorros Property, Chile

Implemented "video-grams" - high resolution screen-casts with descriptive narratives, video, photographs, maps and graphics to help communicate our exploration activities

 Chilean mining company commenced drilling on their concessions immediately adjacent to SAMEX’s Chimberos Gold/Silver Property in Chile.

Completed final option payment to acquire the Providencia Mine concessions within the INCA Project area, Chile

Raised $1,383,050 By Private Placement of 7,830,500 Units at $0.10 Per Unit

 and 3,000,000 Units at $0.20 Per Unit

Exploration/Mineral Interest Costs - $1,292,461

Proceeds of $1,203,000 received  from exercise of warrants

for 2,265,000 shares at $0.20 per share and 2,500,000 shares at $0.30 per share

 THIS REPORT INCLUDES:

CONSOLIDATED FINANCIAL STATEMENTS

MANAGEMENT DISCUSSION & ANALYSIS OF FINANCIAL STATEMENTS

MINERAL PROPERTY SUMMARIES, NEWS RELEASE LIST

SAMEX PROPERTIES

SAMEX is actively exploring in the mineral-rich country of Chile.

CHILE	BOLIVIA
LOS ZORROS Gold, Silver, Copper Prospects	The Company’s properties in Bolivia are currently in “care and maintenance” status
CHIMBEROS Gold, Silver, Copper Prospects	ESKAPA Epithermal Gold-Silver, Copper Prospects
INCA Copper, Gold, Silver, Moly Prospects	EL DESIERTO Porphyry Copper-Gold Prospect
ESPEJISMO Gold Prospects	SANTA ISABEL Zinc-Silver-Lead-Indium-Copper-Gold Targets

Website - www.samex.com SAMEX trades in Canada on the TSX Venture Exchange - symbol: SXG SAMEX is quoted in the United States on the OTC Bulletin Board - symbol: SMXMF

PRESIDENT’S LETTER TO THE SHAREHOLDERS

To Our Shareholders,

The “Turn” Is Here

I believe that 2009 was the year of the “turn” for SAMEX and the broader gold/silver exploration sector.  The S&P/TSX Venture Composite Index fell hard into December of 2008 and began a turn-around just after Christmas.  This trend has since continued to build steady momentum.  For SAMEX specifically, exploration developments may have appeared slow this year, however we have made steady and valuable progress in advancing our strategic gold exploration assets at Los Zorros in Chile.

The ongoing world financial crisis continued to dominate the news much of the year, making fundraising for exploration a constant challenge.  We are very thankful for the many core shareholders who stepped up to the plate several times during the year to keep us moving forward.  We look forward again to the days when funding for quality mineral exploration is in over-abundance.  My sense of the markets is that we will not be waiting long.

In light of the uncertain financial markets we were conservative in our spending and worked hard to maximize the return on our exploration programs.  We considered it prudent to approach the exploration field work and drill program preparation at Los Zorros from a “measure twice-drill once” point of view.  This has probably resulted in a year of news that may have been perceived a mite dull, but sometimes you need to do the hard “ground” work quietly and wait for the glory to come later.

In other developments we were pleased to complete our acquisition of the Providencia Mine, which is primely situated within the greater INCA Project area.  With this mine and the other concessions we own within the INCA area, we remain strategically positioned to benefit from potential future development in the district.  We continue to hold talks with interested parties about possible joint ventures, and take some encouragement from Codelco’s recent announcement of its joint venture to advance their nearby Inca de Oro copper-gold project.

Also we note that, around our Chimberos land holdings, the neighboring mining group completed a major drilling campaign just before the end of the calendar year.  We hope to learn of their findings and future project plans once they have completed the evaluation of their phase one exploration results.  The concession holdings of both SAMEX and the other mining company within the Chimberos area are somewhat intertwined and it seems practical that discussions and cooperations may be of mutual benefit to both parties.

Our focus for the year going forward will continue to be four gold projects; Nora, Cinchado, Milagro and Milagro Pampa within the Company’s well situated and highly prospective Los Zorros property holdings in Chile.  The potential for multiple gold discoveries within this “Carlin-style” district is getting stronger by the month.

Thank you very much for your continued interest, support and patience.  Quality exploration science, within a junior company setting, cannot succeed without shareholders like you.

“Jeffrey Dahl”

President

April 16, 2010

GOLD AND SILVER ARE PRECIOUS AND GETTING SCARCE

AUDITORS’ REPORT

To the Shareholders of Samex Mining Corp.

We have audited the consolidated balance sheets of Samex Mining Corp. (an exploration stage company) as at December 31, 2009 and 2008 and the consolidated statements of operations and deficit, consolidated statements of comprehensive loss and accumulated other comprehensive income and cash flows for the years ended December 31, 2009, 2008 and 2007. These financial statements are the responsibility of the company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Samex Mining Corp. as at December 31, 2009 and 2008 and the results of its operations and its cash flows for the years ended December 31, 2009, 2008 and 2007 in accordance with Canadian generally accepted accounting principles.

“DMCL”

DALE MATHESON CARR-HILTON LABONTE LLP

DMCL CHARTERED ACCOUNTANTS

Vancouver, Canada

April 16, 2010

COMMENTS BY AUDITORS FOR UNITED STATES READERS ON CANADA-UNITED STATES REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements.  Our report to the shareholders dated April 16, 2010 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

“DMCL”

DALE MATHESON CARR-HILTON LABONTE LLP

DMCL CHARTERED ACCOUNTANTS

Vancouver, Canada

April 16, 2010

 CONSOLIDATED FINANCIAL STATEMENTS

SAMEX MINING CORP.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED BALANCE SHEETS

	DECEMBER 31, 2009	DECEMBER 31, 2008
ASSETS

CURRENT
CASH	$1,020,863	$207,192
OTHER CURRENT ASSETS	40,740	104,422

	1,061,603	311,614

MINERAL INTERESTS (NOTE 3)	9,021,953	10,702,003
EQUIPMENT (NOTE 4)	70,482	111,503

	$10,154,038	$11,125,120

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES

CURRENT
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES	$73,718	$104,228

SHAREHOLDERS' EQUITY

SHARE CAPITAL (NOTE 6)	34,543,268	31,960,718

CONTRIBUTED SURPLUS (NOTE 6)	4,968,258	4,176,368

ACCUMULATED OTHER COMPREHENSIVE INCOME	463	32,705

DEFICIT	(29,431,669)	(25,148,899)

	10,080,320	11,020,892

	$10,154,038	$11,125,120

CONTINGENCY (NOTES 1 AND 3)

COMMITMENTS (NOTE 3)

APPROVED BY THE DIRECTORS

“Jeffrey P. Dahl”

Jeffrey P. Dahl

“Larry D. McLean”

Larry D. McLean

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

SAMEX MINING CORP.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

FOR THE YEARS ENDED

	DECEMBER 31, 2009	DECEMBER 31, 2008	DECEMBER 31, 2007
GENERAL AND ADMINISTRATIVE EXPENSES

ACCOUNTING AND AUDIT	$60,098	$59,422	$46,334
AMORTIZATION	35,944	44,902	51,604
BANK CHARGES (INTEREST INCOME)	2,469	(38,535)	(62,686)
CONSULTING	67,126	105,764	208,936
FINANCE FEES (NOTE 6)	269,415	-	-
FOREIGN EXCHANGE LOSS (GAIN)	(30,447)	44,211	90,980
LEGAL (NOTE 5)	63,111	46,644	73,053
MINERAL INTERESTS ADMINISTRATION AND INVESTIGATION COSTS	242,082	328,444	339,285
OFFICE, SUPPLIES, AND MISCELLANEOUS	82,577	85,808	97,926
REGULATORY FEES	22,831	24,975	40,322
SALARIES, BENEFITS AND STOCK- BASED COMPENSATION (NOTE 5 AND 6c)	734,820	375,853	904,313
TRANSFER AGENT	10,069	13,234	13,199
TRAVEL AND PROMOTION	31,690	64,223	61,897

NET LOSS FROM OPERATIONS	1,591,785	1,154,945	1,865,163

GAIN ON SALE OF ASSETS	(39,444)	-	(7,909)
MINERAL INTERESTS WRITTEN OFF (NOTE 3)	2,730,429	1,416,792	46,429

NET LOSS	4,282,770	2,571,737	1,903,683

DEFICIT, BEGINNING	25,148,899	22,577,162	20,673,479

DEFICIT, ENDING	$29,431,669	$25,148,899	$22,577,162

BASIC AND DILUTED NET LOSS PER SHARE	$0.05	$0.03	$0.02

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	89,367,606	80,612,960	77,569,498

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

SAMEX MINING CORP.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS AND

ACCUMULATED OTHER COMPREHENSIVE INCOME

FOR THE YEARS ENDED

	DECEMBER 31, 2009	DECEMBER 31, 2008	DECEMBER 31, 2007

NET LOSS FOR THE YEAR	$(4,282,770)	$(2,571,737)	$(1,903,683)

OTHER COMPREHENSIVE INCOME

UNREALIZED FINANCIAL INSTRUMENT GAIN	33	14,978	17,727

COMPREHENSIVE LOSS FOR THE YEAR	$(4,282,737)	$(2,556,759)	$(1,885,956)

ACCUMULATED OTHER COMPREHENSIVE INCOME, BEGINNING OF THE YEAR	$32,705	$17,727	$-

UNREALIZED FINANCIAL INSTRUMENT GAIN	33	14,978	17,727
REALIZED FINANCIAL INSTRUMENT (LOSS)	(32,275)	-	-

ACCUMULATED OTHER COMPREHENSIVE INCOME, END OF THE YEAR	$463	$32,705	$17,727

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

SAMEX MINING CORP.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENTS OF MINERAL INTERESTS

FOR THE YEARS ENDED

	DECEMBER 31, 2009	DECEMBER 31, 2008	DECEMBER 31, 2007
DEFERRED EXPENDITURES

CHIMBEROS - CHILE (formerly Tres Puntas/Chimbero)	$34,143	$31,516	$55,283
ESPEJISMO - CHILE	469	5,611	5,584
INCA - CHILE	351,889	1,283,770	3,183,704
LOS ZORROS - CHILE	636,181	266,122	151,769
MISCELLANEOUS PROPERTIES - CHILE	6,671	15,188	8,870
EL DESIERTO - BOLIVIA	698	-	3,633
ESKAPA - BOLIVIA	20,328	18,754	72,819
WALTER - BOLIVIA	-	-	2,087
WARA WARA - BOLIVIA	-	-	15,828
YARETANI - BOLIVIA	-	-	8,898
ALLOCATION OF ADVANCES	-	-	(50,452)

EXPENDITURES	1,050,379	1,620,961	3,458,023

WRITTEN OFF

ESPEJISMO - CHILE	(469)	(5,611)	(8,113)
INCA - CHILE	(2,699,263)	-	-
MISCELLANEOUS PROPERTIES - CHILE	(6,671)	(15,188)	(7,870)
EL DESIERTO - BOLIVIA	(698)	-	(3,633)
ESKAPA - BOLIVIA	(20,328)	(1,395,993)	-
WALTER - BOLIVIA	(1,000)	-	(2,087)
WARA WARA - BOLIVIA	(1,000)	-	(15,828)
YARETANI - BOLIVIA	(1,000)	-	(8,898)
	(2,730,429)	(1,416,792)	(46,429)

BALANCE, BEGINNING	10,702,003	10,497,834	7,086,240

BALANCE, ENDING	$9,021,953	$10,702,003	$10,497,834

SUMMARY OF DEFERRED EXPENDITURES

CHILE
CHIMBEROS (formerly Tres Puntas/Chimbero)	$135,248	$101,105	$69,589
ESPEJISMO	1,000	1,000	1,000
INCA	3,500,000	5,847,374	4,563,604
LOS ZORROS	5,381,705	4,745,524	4,479,402
MISCELLANEOUS PROPERTIES	1,000	1,000	1,000
BOLIVIA
EL DESIERTO	1,000	1,000	1,000
ESKAPA	1,000	1,000	1,378,239
SANTA ISABEL	1,000	1,000	1,000
WALTER	-	1,000	1,000
WARA WARA	-	1,000	1,000
YARETANI	-	1,000	1,000

	$9,021,953	$10,702,003	$10,497,834

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

SAMEX MINING CORP.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENTS OF MINERAL INTERESTS (CONTINUED)

FOR THE YEARS ENDED

	DECEMBER 31, 2009	DECEMBER 31, 2008	DECEMBER 31, 2007
DETAILS OF EXPENDITURES - CHILE

CHIMBEROS - CHILE (formerly Tres Puntas/Chimbero)
DRILLING AND SUB-CONTRACTS	$12,753	$4,160	$12,401
FIELD SUPPLIES	96	-	-
GEOLOGY, MAPPING, AND SURVEYS	10,073	-	-
LEGAL	-	-	186
MINERAL INTERESTS ACQUISITION COSTS	3,216	1,442	7,380
PROPERTY PATENT PAYMENTS	1,599	17,835	27,147
SITE ADMINISTRATION	6,406	8,079	8,169
	$34,143	$31,516	$55,283

ESPEJISMO - CHILE
MINERAL INTEREST ACQUISITION COSTS	$-	$66	$1,430
PROPERTY PATENT PAYMENTS	-	3,829	3,552
SITE ADMINISTRATION	469	1,716	602
	$469	$5,611	$5,584

INCA - CHILE
DRILLING AND SUB-CONTRACTS	$102,359	$318,576	$1,730,895
FIELD SUPPLIES	20,234	42,434	259,797
FOOD AND LODGING	-	254	177
GEOLOGY, MAPPING, AND SURVEYS	42,901	353,984	296,354
LEGAL	6,734	24,000	38,629
MINERAL INTERESTS ACQUISITION COSTS	109,983	392,653	443,206
PROPERTY PATENT PAYMENTS	6,870	70,314	33,304
SITE ADMINISTRATION	32,738	64,728	48,519
TRAVEL	919	5,263	6,662
VALUE ADDED TAXES	29,151	11,564	326,161
	$351,889	$1,283,770	$3,183,704

LOS ZORROS - CHILE
ADVANCE NET SMELTER ROYALTY PAYMENTS	$122,429	$99,574	$-
DRILLING AND SUB-CONTRACTS	47,046	62,995	64,733
FIELD SUPPLIES	17,987	16,717	12,803
FOOD AND LODGING	-	-	33
GEOLOGY, MAPPING, AND SURVEYS	311,608	-	-
MINERAL INTERESTS ACQUISITION COSTS	1,725	11,812	12,522
PROPERTY PATENT PAYMENTS	65,508	55,491	43,774
SITE ADMINISTRATION	19,604	19,533	17,904
TRAVEL	4,756	-	-
VALUE ADDED TAXES	45,518	-	-
	$636,181	$266,122	$151,769

MISCELLANEOUS PROPERTIES - CHILE
DRILLING AND SUB-CONTRACTS	$171	$3,795	$1,315
FIELD SUPPLIES	-	121	-
MINERAL INTERESTS ACQUISITION COSTS	273	1,151	396
PROPERTY PATENT PAYMENTS	6,173	9,759	6,858
SITE ADMINISTRATION	54	362	301
	$6,671	$15,188	$8,870

EXPENDITURES - CHILE	$1,029,353	$1,602,207	$3,405,210

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

SAMEX MINING CORP.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENTS OF MINERAL INTERESTS (CONTINUED)

FOR THE YEARS ENDED

	DECEMBER 31, 2009	DECEMBER 31, 2008	DECEMBER 31, 2007
DETAILS OF EXPENDITURES - BOLIVIA

EL DESIERTO - BOLIVIA
PROPERTY PATENT PAYMENTS	$698	$-	$3,633

ESKAPA - BOLIVIA
AMORTIZATION	$5,286	$5,287	$5,007
DRILLING AND SUB-CONTRACTS	1,319	-	21,973
FUEL	-	1,893	5,999
LEGAL	773	2,373	2,830
PROPERTY PATENT PAYMENTS	12,875	-	15,068
REPAIRS AND MAINTENANCE	-	887	3,755
TRAVEL	75	8,314	18,187

	$20,328	$18,754	$72,819

WALTER - BOLIVIA
PROPERTY PATENT PAYMENTS	$-	$-	$2,087

WARA WARA - BOLIVIA
PROPERTY PATENT PAYMENTS	$-	$-	$15,828

YARETANI - BOLIVIA
PROPERTY PATENT PAYMENTS	$-	$-	$8,898

EXPENDITURES - BOLIVIA	$21,026	$18,754	$103,265

EXPENDITURES - CHILE	$1,029,353	$1,602,207	$3,405,210

EXPENDITURES - BOLIVIA	21,026	18,754	103,265

ALLOCATION OF ADVANCES	-	-	(50,452)

TOTAL EXPENDITURES	$1,050,379	$1,620,961	$3,458,023

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

SAMEX MINING CORP.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENTS OF CASH FLOW

FOR THE YEARS ENDED

	DECEMBER 31, 2009	DECEMBER 31, 2008	DECEMBER 31, 2007
CASH FLOWS FROM OPERATING ACTIVITIES

NET LOSS	$(4,282,770)	$(2,571,737)	$(1,903,683)
ADD NON-CASH ITEMS
AMORTIZATION	35,944	44,902	51,604
FINANCE FEES	269,415
GAIN ON SALE OF ASSETS	(39,444)	-	-
MINERAL INTERESTS AND DEFERRED EXPLORATION COSTS WRITTEN OFF	2,730,429	1,416,792	46,429
STOCK-BASED COMPENSATION	409,996	5,873	644,385

CHANGES IN NON-CASH WORKING CAPITAL ITEMS
OTHER CURRENT ASSETS	70,884	15,309	(20,729)
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES	(30,510)	(2,235)	38,735

NET CASH USED IN OPERATING ACTIVITIES	(836,056)	(1,091,096)	(1,143,259)

CASH FLOWS FROM FINANCING ACTIVITIES

COMMON SHARES - FOR CASH	2,582,550	1,539,000	4,512,080

NET CASH PROVIDED BY FINANCING ACTIVITIES	2,582,550	1,539,000	4,512,080

CASH FLOWS FROM INVESTING ACTIVITIES

MINERAL INTERESTS	(937,900)	(1,565,216)	(3,288,771)
EQUIPMENT	5,077	(666)	(94,641)

NET CASH USED IN INVESTING ACTIVITIES	(932,823)	(1,565,882)	(3,383,412)

NET CHANGE IN CASH	813,671	(1,117,978)	(14,591)

CASH, BEGINNING	207,192	1,325,170	1,339,761

CASH, ENDING	$1,020,863	$207,192	$1,325,170

SUPPLEMENTARY CASH FLOW INFORMATION

CASH PAID FOR INTEREST	$-	$-	$-

CASH PAID FOR INCOME TAXES	$-	$-	$-

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

SAMEX MINING CORP.

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009

1.

BASIS OF PRESENTATION

These consolidated financial statements include the accounts of SAMEX Mining Corp. (the “Company”) and its subsidiaries.  The Company is incorporated in British Columbia and trades on the TSX Venture Exchange (the “Exchange”). The fiscal year end of the Company and its Chilean subsidiary is December 31st, whereas the year end of the inactive subsidiary, South American Mining & Exploration Corp. and of the Bolivian subsidiaries is September 30th.  In order to synchronize the difference in year ends, these consolidated financial statements include the accounts of S.A.M.E.X. and the Bolivian subsidiaries for a 12 month period that includes their second, third and fourth quarters from January 1, 2009 to September 30, 2009 and the first quarter of their 2010 fiscal year from October 1, 2009 to December 31, 2009.  The Company’s subsidiaries are:

NAME

LOCATION

OWNERSHIP

South American Mining & Exploration Corp. (“S.A.M.E.X.”)

Canada

100%

Samex International Ltd.

Bahamas

100%

Samex S.A.

Bolivia

98%

Minas Bolivex S.A. (“Bolivex”)

Bolivia

98%

Empresa Minera Boliviana S.A. (“Emibol”)

Bolivia

98%

Minera Samex Chile S.A.

Chile

99.9%

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and are presented in Canadian dollars.

Going Concern - These financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations.  As at December 31, 2009, the Company had incurred losses since inception totalling $29,431,669.  Different bases of measurement may be appropriate if the Company is not expected to continue operations for the foreseeable future.  As at December 31, 2009, the Company had not advanced its projects to commercial production and is not able to finance day-to-day activities through operations.

The Company’s continued existence as well as the recovery of amounts capitalized as mineral property interests, is dependent upon the Company raising additional funds through issuance of its common stock, obtaining debt financing, selling a portion of its mineral property interests, or entering into joint venture agreements with other parties.  Management is currently evaluating other sources of financing, but there is no assurance that additional financing will be available, if needed, on terms acceptable to the Company. Management is also aware that significant uncertainties exist, related to current economic conditions that could impact the Company’s ability to continue to finance the exploration and evaluation of its mineral property interests.  As a result, management plans on reducing spending in order to preserve cash and maintain liquidity until overall market conditions improve.  Management is not able to assess the likelihood or timing of improvements in the equity markets for raising capital for future acquisitions or expenditures. This uncertainty represents a liquidity risk and may impact the Company’s ability to continue as a going concern in the future.

2.

SIGNIFICANT ACCOUNTING POLICIES

a.

Principles of Consolidation - These consolidated financial statements include the accounts of the Company and its subsidiaries.  All inter-company transactions and balances have been eliminated upon consolidation.

b.

Use of Estimates - The preparation of financial statements in conformity with Canadian accepted accounting principles (“GAAP”) requires management to make estimates and assumptions, including fair value of financial instruments, stock-based compensation, determination of impairment of assets, carrying value of mineral interests and estimating future income tax rates, that affect the amounts reported in the financial statements and accompanying disclosures.  Although these estimates are based on management's best knowledge of current events and actions the Company may undertake in the future, actual results ultimately may differ from the estimates.

c.

Financial Instruments - The Company follows Canadian Institute of Chartered Accountants (“CICA”) Handbook Sections 3855, “Financial Instruments - Recognition and Measurement”.  Under Section 3855, financial instruments must be classified into one of five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities.  All financial instruments, including derivatives, are measured at the balance sheet date at fair value except for loans and receivables, held-to-maturity investments, and other financial liabilities which are measured at amortized cost.  The Company’s financial instruments consist of cash, gold bullion and accounts payable.  Cash, which is measured at its face value, representing fair value, is classified as held for trading.  Gold bullion, which are measured at fair value, are classified as available-for-sale financial assets.  Accounts payable, which are measured at amortized cost, are classified as other financial liabilities.  For the periods reported in these financial statements, management has determined that the Company has no derivatives or embedded derivatives.

d.

Mineral Interests - The Company is engaged in the exploration of mineral interests and records its investment in mineral interests at the lower of acquisition and capitalized mineral exploration expenditures or estimated recoverable value.  Where specific exploration programs are planned and budgeted by management, mineral exploration costs are capitalized until the properties are placed into commercial production, sold, abandoned or determined by management to be impaired in value.  Costs incurred for acquisition, including where applicable, lease and option payments made on properties that are held under lease and option agreements, are capitalized until such time as the related interest is placed into production, sold, abandoned, or management has determined that impairment in value has occurred.  “Mineral Property Acquisition Costs” include the following: third party acquisition costs, property option payments and third party staking costs.

In addition, the Company incurs certain value added taxes in connection with its Chilean exploration activities.  These costs are initially capitalized.  When the recoverability of these amounts has been established, the amount determined to be recoverable is recorded as a reduction of the carrying value of the related property.

Management evaluates each mineral interest on a reporting period basis or as events and circumstances warrant; and makes a determination based on exploration activity and results, estimated future cash flows and availability of funding as to whether costs are capitalized or impaired.  Mineral interests, where future cash flows are not reasonably determinable, are evaluated for impairment based on management’s intentions and determination of the extent to which future exploration programs are warranted and likely to be funded.

Capitalized expenditures as reported on the balance sheet represent acquisition and capitalized mineral exploration expenditures incurred to date or estimated recoverable value if lower than cost.  The carrying values of Mineral Interests are not reflective of current or future values of the interests.  Recovery of carrying value is dependent upon future commercial success or proceeds from disposition of the mineral interests.

Upon the establishment of commercial production, carrying values of deferred acquisition and exploration expenditures will be amortized over the estimated life of the mine on the units of production method.

“Mineral Interest Investigation Costs” are expensed as incurred and are not capitalized to mineral interests, and include operating costs related to the Company’s exploration activities that do not specifically relate to one of the Company’s mineral interests and include generative exploration or investigating and evaluating mineral interests not acquired by the Company.

e.

Foreign Currency Translation - These financial statements are presented in Canadian dollars. Foreign denominated monetary assets and liabilities are translated to their Canadian dollar equivalents using foreign exchange rates in effect at the balance sheet date. Non-monetary items are translated at historical exchange rates. Expenses are translated at average rates of exchange during the year. Exchange gains and losses arising on foreign currency translation are included in the determination of operating results for the year.

f.

Loss Per Share - The Company uses the treasury stock method to determine the dilutive effect of stock options and other dilutive instruments.  The treasury stock method assumes that proceeds received from in-the-money stock options and other dilutive instruments are used to repurchase common shares at the prevailing market rate.

Basic loss per share figures have been calculated using the weighted average number of shares outstanding during the respective years.  Diluted loss per share figures are equal to those of basic loss per share for each year since the effects of the stock options and share purchase warrants have been excluded as they are anti-dilutive.

g.

Equipment - Equipment is recorded at cost.  The cost, less the salvage or residual value, is charged to operations or exploration activities over the useful life of the asset on a straight line basis: Office equipment - 4 to 10 years; Exploration equipment - 4 to 8 years; Vehicles - 5 years.

h.

Stock-Based Compensation - The fair value of stock options granted is determined using the Black-Scholes option pricing model and recorded as stock-based compensation expenses over the vesting period of the stock options.

i.

Future Income Taxes - The Company follows CICA Section 3465 “Income Taxes” in accounting for income taxes.  The Company accounts for income taxes whereby the cost (benefit) of current and future income taxes is recognized as income tax expense in the determination of results of operations for the year.  Future income tax liabilities (assets) are the amount of income taxes arising from taxable temporary differences between the tax base of an asset or liability and its carrying amount in the balance sheet.  Income tax liabilities and assets are recognized when they are more likely than not to be realized and are measured using the income tax rates and laws that are expected to apply at the time of settlement or realization.

j.

Asset Retirement Obligations - The Company follows the accounting guidelines of the CICA Handbook Section 3110, relating to the recognition and disclosure of liabilities for long lived asset retirement obligations and associated asset retirement costs. A liability for future site reclamation costs, or other obligation, would be recorded at its fair value when determinable and a corresponding increase to the asset carrying value would be amortized over the useful life of the asset. Management has reviewed the anticipated obligations and retirement costs of long lived assets for known obligations under contract, common practice, or laws and regulations in effect or anticipated and has concluded that the Company has no material obligations relating to asset retirement obligations.

k.

Impairment of Long-Lived Assets - The carrying value of long-lived assets with fixed or determinable lives are reviewed for impairment whenever events or changes in circumstances indicate the recoverable value may be less than the carrying amount. Recoverable value determinations are based on management’s estimates of undiscounted future net cash flows expected to be recovered from specific assets or groups of assets through use or future disposition. Impairment charges are recorded in the period in which determination of impairment is made by management.

Assets with indefinite or indeterminable lives are not amortized and are reviewed for impairment on a reporting basis using fair value determinations through management’s estimate or recoverable value.

l.

Comprehensive Income - The Company adopted CICA Handbook Section 1530, “Comprehensive Income”.  Section 1530 establishes standards for the reporting and presenting of comprehensive income which is defined as the change in equity from transaction and other events from non-owner sources.  Other comprehensive income refers to items recognized in comprehensive income that are excluded from net loss.

m.

Comparative Figures - Certain accounts in the prior years’ financial statements have been re-classified for comparative purposes to conform with the presentation in the current financial statements.

n.

Recently Adopted Accounting Policies - Effective January 1, 2009, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) under CICA Handbook Section 3064 Goodwill and Intangible Assets, which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. This new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill remain unchanged from the standards included in the previous Section 3062. The adoption of this new standard had no effect on the amounts disclosed in the financial statements.

Effective January 1, 2009, the Company adopted the newly issued guidance of the Emerging Issues Committee (“EIC”) 173, Credit Risk and the Fair value of Financial Assets and Liabilities, which requires that an entity should take into account the credit risk of the entity and the counterparty in determining the fair value of financial assets and financial liabilities. This guidance is adopted retrospectively, with restatement. No retroactive revision was disclosed related to the prior period as there were no effects on the fair values of financial assets and financial liabilities.

Recent accounting policies, not yet adopted - In January 2006, the CICA Accounting Standards Board (“AcSB”) adopted a strategic plan for the direction of accounting standards in Canada. As part of that plan, accounting standards in Canada for public companies will converge with International Financial Reporting Standards (“IFRS”) by the end of 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010.  The Company is currently evaluating the impact of adopting IFRS on its consolidated financial statements. The Company is in the first phase of its transition program, which includes scoping to identify the significant accounting policy differences and their related areas of impact in terms of systems, procedures and financial statement presentation. The Company also is in the assessment phase of the design and work plan to calculate the differences between IFRS and Canadian GAAP, and the impact on its financial statements, disclosures and operations. The Company will address the design, planning, solution development and implementation of the conversion in 2010.

Other pronouncements issued by the CICA or other authoratitive standards groups with future effective dates are neither applicable or are not expected to be significant to the financial statements of the Company.

3.

MINERAL INTERESTS

The Company has invested in various mineral interests located in Chile and Bolivia. The mineral interests have been acquired by purchase agreements, staking, option agreements, purchase at government auctions, or by earning a percentage interest in certain properties pursuant to a joint venture or other type of agreement.  Government patent fees must be paid each year in order to keep the mineral concessions valid and in effect.

CHILE

i.

 Los Zorros Property - The Company has 100% interest in approximately 7,833 hectares of mineral concessions acquired by staking, purchase at government auction, purchase agreement, and by two purchase option contracts:

Minera Ojos del Salado Purchase - The Company acquired 100% interest in 1,429 hectares of mineral interests for US$50,000 (paid).  The vendor retained a back-in option to earn a 30% to 51% interest in the event that the Company discovers a deposit containing not less than 2,000,000 tonnes of contained equivalent copper on the property.

Hochschild Option - The Company acquired 100% interest in 209 hectares of mineral interests for consideration of option payments totaling US$230,000 (paid). The concessions are subject to an NSR of up to 2%.  The Company has the option to buyout the NSR at any time for US$1,800,000.  As the concessions where not in production as at December 31, 2007, the Company is required to pay annual advance NSR payments of US$100,000 per year from February 29, 2008 to March 1, 2012 to a maximum of US$500,000 (US$200,000 paid). The advance NSR payments are recoverable from future NSR payments.  The Company is not obligated to make the advance NSR payments if it elects to return the concessions to the previous owner.

San Estaban Option - The Company acquired 100% interest in 95 hectares of mineral interests for consideration of option payments totaling US$200,000 (paid).  A 1.5% NSR retained by the vendor.

Geosupply Servicios Bonus and Royalty - Pursuant to a consulting agreement dated September 25, 2002 the concessions comprising the Los Zorros property are subject to a bonus of US$150,000 payable within one year from the date of commencement of commercial production on the concessions; and to a 0.25% NSR.

ii.

 Chimberos Property (formerly Tres Puntas/Chimbero) - The Company has 100% interest in approximately 1,600 hectares of mineral concessions acquired by staking and purchasing concessions at government auction.

iii.

 INCA Property - The Company has a 100% interest in approximately 132 hectares of mineral concessions acquired by staking, purchase at government auction, a purchase agreement, and exercise of an option agreement:

Araya Option - The Company acquired 100% interest in 45 hectares of mineral interests (the Providencia Mine concessions situated within the greater INCA project area) for consideration of option payments totaling US$300,000 (paid).  A 1% NSR retained by the vendor for a period of 20 years.  The Company has the option to buyout the NSR at any time for US$500,000.

The Company also has the option to acquire additional concessions of mineral interests in the INCA project area pursuant to the Minera Porvenir Option and the Rojas Option agreements:

Minera Porvenir Option - Option to acquire 2,138 hectares of mineral interests for consideration of US$2,000,000 (US$1,000,000 paid).  Option payment due: US$1,000,000 comprised of US$38,500 (has not been paid) payable on behalf of the optionor to a third party when they resolve certain title issues on a 85-hectare portion of the property, and US$961,500 that was due March 31, 2009 (has not been paid).  A 1% NSR has been retained by the vendor and the vendor has the right to purchase up to 50% of any oxide-copper production at cost from the Company (to a limit of 10,000 tonnes per month) and subject to a cumulative maximum of 1,200,000 tonnes or ten years, which ever is reached first.

Rojas Option - Option to acquire 20 hectares of mineral interests for consideration of US$300,000 (US$150,000 paid).  The option payment was due: April 30, 2009 - US$150,000 (has not been paid).

Parra Option -  Option to acquire 21 hectares of mineral interests for consideration of US$180,000 (US$100,000 paid).  The Parra Option was terminated during the year ended December 31, 2009.

The Company has not made the option payment of US$1,000,000 that was due March 31, 2009 pursuant to the Minera Porvenir Option, therefore the owner may terminate the option by giving 30 days written notice.  Also, the Company has not made the option payment of US$150,000 that was due April 30, 2009 pursuant to the Rojas Option, therefore the owner may terminate the option by giving 30 days written notice.   The Company has not received written notice of default with respect to non-payment of the option payments that were due under the Minera Porvenir Option and the Rojas Option. The Company has determined that, in light of economic and market conditions, exploration results to date on these concessions and other factors, expenditures on these option payments are not justified at this time.  As a result, these options may be terminated and the Company may be required to relinquish these portions of the INCA property.  Accordingly, the recoverability of the carrying value on these portions of the INCA property is dependent on the outcome of the above contingencies. Due to the possibility of relinquishing these portions of the INCA property, the Company has written-off a $2,699,263 portion of the deferred expenditures on the INCA property thereby writing-down the property interest to a carrying value of $3,500,000 at December 31, 2009.

iv.

 Espejismo Prospects - The Company has 100% interest in approximately 773 hectares of mineral concessions acquired by staking and purchasing concessions at government auction.  The property is currently inactive and consequently the interest has been written down at December 31, 2009 to a nominal value of $1,000.

v.

Miscellaneous Property Interests - The Company holds mineral concessions (approximately 25 hectares) for possible future evaluation.  The property is inactive and no exploration is currently planned, consequently the interest has been written down at December 31, 2009 to a nominal value of $1,000.

BOLIVIA

i.

 Eskapa Property - The Company has a 99% interest in 3,700 hectares of mineral concessions.  The concessions are owned by Empresa Minera El Roble S.A. (“El Roble S.A.”), a company controlled by a Bolivian national, Patricio Kyllmann, a former director of the Company.  Emibol earned a 99% interest in any mining operations that may be established on the concessions pursuant to an agreement dated April 16, 1996, and as amended November 23, 1998 with El Roble S.A.   The property is subject to a 0.06% NSR and to a US$2,000,000 cash royalty, to be paid out of production on the property in eight equal quarterly payments of US$250,000 beginning after the ninth month of continuous commercial mining operations on the property.  The property is currently inactive and consequently the interest has been written down at December 31, 2009 to a nominal value of $1,000.

ii.

 El Desierto Property - The Company has a 99% interest in 319 hectares of mineral concessions.  The concessions are owned by El Roble S.A.  Emibol earned a 99% interest in any mining operations which may be established on the concessions pursuant to an agreement dated April 16, 1996 and as amended November 23, 1998 with El Roble S.A.  The property is subject to an NSR of 0.6%.  The property is currently inactive and consequently the interest has been written down at December 31, 2009 to a nominal value of $1,000.

iii. Santa Isabel Property - The Company has an interest in 1,803 hectares of mineral concessions covering a portion of the Goya I and El Bonete concessions pursuant to an agreement between Corporation Minera de Bolivia (“Comibol”) and the Company’s Bolivian subsidiary, Samex S.A.  Comibol owns the Goya I and Bonete concessions and pays the annual patents on theses concessions.  The concessions are subject to a royalty payable to Comibol, equal to 5.5% of net positive cash flow until recovery of capital investment and thereafter 16% of net positive cash flow.  The concessions are also subject to a 1.2% Net Profits interest based on Samex S.A.’s net profits interest in the property.  Subsequent to 1998, the Company suspended its activities on the property due to certain legal proceedings between Comibol and a third party.  Comibol confirmed that a 10-hectare and a 24-hectare portion of the property was subject to a claim by a third party.  Samex S.A. advised Comibol that it considered Comibol to be in default of its obligations under the Comibol Agreement because of the dispute, but agreed to await the results of legal proceedings before taking further action.  Issues concerning the  Agreement between Comibol and Samex S.A. have not yet been resolved.  Due to the inactivity on the property, the interest has been written down to a nominal value of $1,000 pending resolution of these issues.

iv.

 Walter Property, Wara Wara Property, and Yaretani Property Abandoned - In 2009 the Company decided to reduce its property interests in Bolivia and consequently abandoned three low-priority properties, Walter, Wara Wara and Yaretani.  These properties had been inactive for a number of years and consequently had been written down in past years to a nominal carrying value of $1,000 each.  The $1,000 deferred expenditure carrying value for each of the Walter, Wara Wara and Yaretani properties was written off during the year ended December 31, 2009 due to the properties being abandoned.

4.

EQUIPMENT

	AT DECEMBER 31, 2009			AT DECEMBER 31, 2008

	COST	ACCUMULATED AMORTIZATION	NET BOOK VALUE	COST	ACCUMULATED AMORTIZATION	NET BOOK VALUE

Office equipment	$ 128,379	$ 104,838	$ 23,541	$ 128,170	$ 96,449	$ 31,721
Exploration equipment	61,169	47,476	13,693	61,169	35,440	25,729
Vehicles	124,308	91,060	33,248	124,308	70,255	54,053

	$ 313,856	$ 243,374	$ 70,482	$ 313,647	$ 202,144	$ 111,503

5.

RELATED PARTY TRANSACTIONS

During the year ended December 31, 2009, a director charged the Company $17,650 for legal services (2008 - $17,230).  Employees who are also directors or officers of the Company were paid salaries totaling $434,000 during the year ended December 31, 2009, a $130,400 portion of which was capitalized to mineral interests (2008 - $443,614 of which $140,014 was capitalized).  During the year ended December 31, 2009, directors and officers of the Company were granted stock options on 2,925,000 shares at $0.20 per share.

6.

SHARE CAPITAL

a.

Authorized

Unlimited Common Shares without par value.

Unlimited Preferred Shares

b.

Issued

Common Shares

	NUMBER OF SHARES	VALUE

Balance at December 31, 2007	78,696,165	30,421,718

Private Placement
At $0.60 per share	2,565,000	1,539,000

Balance at December 31, 2008	81,261,165	31,960,718

Private Placement
At $0.10 per share	7,830,500	783,050
At $0.20 per share	3,000,000	600,000
Financing Costs
Cash	-	(3,500)
Warrants exercised
At $0.20 per share	2,265,000	453,000
At $0.30 per share	2,500,000	750,000

Balance at December 31, 2009	96,856,665	$34,543,268

Preferred Shares

In addition to common shares, the Company’s authorized share capital includes preferred shares without par value, none of which are issued.  The board of directors is authorized, without further action by the shareholders, to issue preferred shares in one or more series and to set the number of shares constituting any such series and the designation, rights, privileges, restrictions and conditions attaching to the shares of such series including dividend rights and rates, redemption provisions (including sinking fund provisions), rights of conversion or exchange, liquidation preferences and voting rights, if any.  The preferred shares as a class are entitled to priority over the common shares if the board of directors decides to pay any dividends, and, if the Company is dissolved, liquidated or wound up, the preferred shares are entitled as a class to priority in respect of return of capital. Except as required by law or the provisions of any designated series of preferred shares, the holders of preferred shares as a class is not entitled to receive notice of, attend or vote at any meeting of the Company’s shareholders.

c.

Warrants and Stock Options

(i)

Share Purchase Warrants

BALANCE DEC 31, 2007	ISSUED	BALANCE DEC 31, 2008	ISSUED	(EXERCISED) OR {EXPIRED}	BALANCE DEC 31, 2009	EXERCISE PRICE	TERM TO

400,000	-	400,000	-	{400,000}	-	$1.10	Aug 25, 2009
1,744,000	-	1,744,000	-	-	1,744,000	$0.78	Feb 13, 2011
2,871,250	-	2,871,250	-	-	2,871,250	$1.00	Mar 16, 2011
-	1,282,500	1,282,500	-	-	1,282,500	$0.70	Apr 15, 2011
-	-	-	7,830,500	(2,265,000)	5,565,500	$0.20	Mar 24, 2014
-	-	-	3,000,000	(2,500,000)	500,000	$0.30	Jun 29, 2014

5,015,250	1,282,500	6,297,750	10,830,500	(5,165,000)	11,963,250

As at December 31, 2009, the weighted average remaining life of the share purchase warrants is 2.74  years and the weighted average exercise price is $0.53.

During the year ended December 31, 2009, the Company extended the term of 4,615,250 warrants by two years.  This resulted in an incremental increase in the fair value of the warrants of $269,415 which was expensed as a finance charge in the statement of operations and deficit.

(ii)

Stock Options

The Company has adopted a stock option plan for which options to acquire up to 10% of the common shares outstanding at the time of the grant may be granted to eligible optionees.  The exercise price may not be less than the discounted market price, as prescribed by the policies of the Exchange.

BALANCE DEC 31, 2007	GRANTED (EXERCISED) (EXPIRED) OR (CANCELLED)	BALANCE DEC 31, 2008	GRANTED (EXERCISED) (EXPIRED) OR (CANCELLED)	BALANCE DEC 31, 2009	EXERCISE PRICE	TERM TO

50,000	(50,000)	-	-	-	$0.40	Aug 13, 2008
30,000	(30,000)	-	-	-	$0.63	Oct 15, 2008
590,000	(590,000)	-	-	-	$1.00	Nov 17, 2008
205,000	-	205,000	(205,000)	-	$1.00	Feb 3, 2009
-	60,000	60,000	(60,000)	-	$0.50	Aug 5, 2009
945,000	-	945,000	(945,000)	-	$1.10	Aug 6, 2009
1,955,000	-	1,955,000	-	1,955,000	$0.40	Apr 20, 2015
1,850,000	(30,000)	1,820,000	(180,000)	1,640,000	$0.85	May 2, 2016
1,295,000	-	1,295,000	(125,000)	1,170,000	$0.84	Feb 23, 2017
200,000	(200,000)	-	-	-	$0.85	Jun 22, 2012
50,000	-	50,000	-	50,000	$0.80	Sep 24, 2012
60,000	-	60,000	-	60,000	$0.70	Dec 20, 2012
-	150,000	150,000	-	150,000	$0.65	May 1, 2013
-	-	-	60,000	60,000	$0.20	Jan 15, 2014
-	-	-	3,555,000	3,555,000	$0.20	Sep 2, 2019

7,230,000	(690,000)	6,540,000	2,100,000	8,640,000

As at December 31, 2009, the weighted average remaining contractual life of the options is 7.47 years and the weighted average exercise price is $0.47.   All options have fully vested as at December 31, 2009.

Stock-Based Compensation - During the year ended December 31, 2009, the Company granted stock options to consultants, employees, directors and officers of the Company on a total of 3,615,000 shares at $0.20 per share with a fair value on the grant dates of $522,475.  Of this stock-based compensation expense, a $362,834 portion was expensed in the statement of operations and deficit in the category “Salaries, Benefits and Stock-Based Compensation”, $47,162 was expensed in the category “Consulting”, and $112,479 was capitalized to mineral interests in the category “Geology, Mapping and Surveys” in relation to grants to geologists working on the Los Zorros Property. The following assumptions were used for the Black-Scholes valuation of the stock options granted during 2009:  Expected dividend yield - 0%; Expected stock price volatility - varying from 104 to 109%; Risk-free interest rate - varying from 0.50 to 1.25%; Expected life of options - varying from 5 to 10 years.

By comparison, during the year ended December 31, 2008, the Company granted 210,000 stock options with a fair value on the grant date of $61,618.  The weighted average fair value of each option on the grant date was $0.29 per share.  Of this amount, $5,873 was expensed in the consolidated statement of operations and deficit and $55,745 was capitalized to mineral interests.  The following assumptions were used for the Black-Scholes valuation of the stock options granted during 2008:  Expected dividend yield - 0%; Expected stock price volatility - 89%; Risk-free interest rate - 4.75%; Expected life of options - varying from 1 to 5 years.

d.

Contributed Surplus

	FOR THE YEAR ENDED DEC 31, 2009	FOR THE YEAR ENDED DEC 31, 2008

Contributed surplus balance, beginning	$4,176,368	$4,114,750
Stock based compensation	522,475	61,618
Warrant extension	269,415	-

Contributed surplus balance, ending	$4,968,258	$4,176,368

7.

SEGMENTED INFORMATION

The Company is in the business of exploring and developing mineral resource properties located in South America. The Company has operations and incurs costs associated with assets in different geographic locations.  Segmented information on the Company's sole industry segment reported by geographic area is as follows:

At December 31, 2009	CANADA	SOUTH AMERICA	TOTAL

Operating expenses
Amortization	$6,228	$29,716	$35,944
Foreign exchange loss	-	(30,447)	(30,447)
Mineral interests administration and investigation costs	-	242,082	242,082
Salaries, benefits and stock-based compensation	734,820	-	734,820
Administration and general	544,764	64,622	609,386

Net loss from operations	1,285,812	305,973	1,591,785

Gain on sale of assets	(39,444)	-	(39,444)
Mineral interests and deferred exploration costs written off	-	2,730,429	2,730,429

Net loss	$1,246,368	3,036,402	4,282,770

Expenditure for equipment and mineral interests	$-	$1,050,588	$1,050,588

Equipment and mineral interests	$17,287	$9,075,148	$9,092,435

Total assets	$1,055,926	$9,098,112	$10,154,038

At December 31, 2008	CANADA	SOUTH AMERICA	TOTAL

Operating expenses
Amortization	$9,578	$35,324	$44,902
Foreign exchange loss	-	44,211	44,211
Mineral interests administration and investigation costs	-	328,444	328,444
Salaries, benefits and stock-based compensation	375,853	-	375,853
Administration and general	271,991	89,544	361,535

Net loss from operations	657,422	497,523	1,154,945

Mineral interests and deferred exploration costs written off	-	1,416,792	1,416,792

Net loss	$657,422	1,914,315	2,571,737

Expenditure for equipment and mineral interests	$2,166	$1,624,748	$1,626,914

Equipment and mineral interests	$23,515	$10,789,991	$10,813,506

Total assets	$298,073	$10,827,047	$11,125,120

8.

INCOME TAXES

The Company has incurred resource-related expenditures and operating losses which are available to reduce future years’ taxable income in Canada.  As of December 31, 2009, the Company had Canadian operating losses of approximately $4,247,000. These operating losses expire as follows: 2010 - $880,000; 2014 - $560,000; 2015 - $566,000; 2026 - $720,000; 2027 - $720,000; 2028 - $1,050,000; 2029 - $405,000.  Resource-related expenditures available for carry-forward in Canada amount to approximately $6,648,000.  No future tax benefits have been recognized in the accounts for these Canadian losses and resource related expenditures and they are not transferable to the Company’s corporate entities in foreign tax jurisdictions.  The Company also has resource-related expenditures and operating losses which are available to reduce future years’ taxable income in Chile and Bolivia.  No future tax assets have been recognized due to the Company taking full valuation allowances in the accounts for these operating and foreign losses and resource-related expenditures.

9.

FINANCIAL INSTRUMENTS

Financial Risk Management -  The Company is exposed in varying degrees to a variety of financial instrument related risks.

Credit Risk - Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its bank accounts.  The Company’s bank accounts are held with a major bank in Canada, a major bank in Chile which is a subsidiary of a major Canadian bank, and a bank in Bolivia.  The Company’s cash is held by the major bank in Canada, and specific amounts are transferred to the bank in Chile or Bolivia as and when required to fund the Company’s budgeted exploration activities in these countries.  As the majority of the Company’s cash is held by one bank in Canada, there is a concentration of credit risk.  This risk is managed by using a major bank that is a high credit quality financial institution as determined by rating agencies.

Currency Risk - The Company operates in Canada, Chile and Bolivia and is consequently exposed to foreign exchange risk arising from transactions denominated in foreign currency.  The Company’s functional currency is the Canadian dollar, and it has obligations and commitments in other currencies including United States dollars, Chilean Pesos and Bolivian Bolivianos.  Fluctuations in foreign currency exchange rates may affect the Company’s results of operations and the value of the Company’s foreign assets.  The Company manages currency risk by closely monitoring relevant exchange rates and when possible, executes currency exchange transactions at times when exchange rates are most advantageous for the Company.  The Company does not use hedging to manage its currency risk.

Liquidity Risk - Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. The Company achieves this by maintaining sufficient cash.  Management is also aware that significant material uncertainties exist, related to current economic conditions that could cast significant doubt upon the Company’s ability to continue to finance its exploration activities.  Management is not able to assess the likelihood or timing of improvements in the equity markets for raising capital for future acquisitions or expenditures.  This uncertainty represents a liquidity risk and may impact the Company’s ability to continue as a going concern in the future.

10.

CAPITAL MANAGEMENT

The Company identifies capital as cash and share capital.  The Company raises capital through private placement and public share offerings.  Capital is managed in a manner consistent with the risk criteria and policies provided by the board of directors and followed by management.  All sources of financing are analyzed by management and approved by the board of directors. To maintain or adjust its capital structure, the Company may issue new shares, acquire or dispose of assets or adjust the amount of cash and cash equivalents.

The Company’s primary objectives when managing capital is to safeguard and maintain the Company’s financial resources for continued operations and to fund expenditure programs to further advance mineral interests.  The Company is able to scale its expenditure programs and the use of capital to address market conditions by reducing expenditures and the scope of operations during periods of commodity pricing decline and economic downturn.  There are no externally imposed capital restrictions.

11.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING

PRINCIPLES AND PRACTICES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada (“CDN GAAP”) which differ in certain material respects from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with United States generally accepted accounting principles (“US GAAP”).  Had the Company followed US GAAP, certain items on the consolidated statements of operations and cash flow and consolidated balance sheets would have been reported as follows:

Gains and losses on inter-company foreign currency transactions are excluded from net income and deferred as Other Comprehensive Income.

Mineral interests acquisition costs are accounted for in accordance with CDN GAAP as disclosed in Note 2.d.  For US GAAP, mineral interest acquisition costs are capitalized in accordance with EITF 04-2 when management has determined that probable future benefits consisting of a contribution to future cash inflows have been identified and adequate financial resources are available or are expected to be available as required to meet the terms of property acquisition and budgeted exploration and development expenditures.  Mineral property acquisition costs are impaired if the criteria for capitalization are not met.  For US GAAP, mineral property exploration costs are expensed as incurred.  When mineral properties are acquired under option agreements with future acquisition payments to be made at the sole discretion of the Company, those future payments are recorded only when the Company has made or is obliged to make the payment or issue the shares.  Because the Company has not yet earned the legal rights to its mineral interests under option agreements, all option payments have been expensed to date for US GAAP purposes. When it has been determined that a mineral interest can be economically developed as a result of establishing proven and probable reserves and pre feasibility, the costs incurred to develop such property are capitalized.  As of the date of these financial statements, the Company has incurred only acquisition and exploration costs. To date the Company has not established any proven or probable reserves on its mineral interests.

Under US GAAP the Company needs to complete an analysis which involves determining whether it is more likely than not that a tax position would be sustained on audit based solely on its technical merits.  The amount of benefit recognized in the financial statements is the maximum amount which is more likely than not to be realized based on a cumulative probability approach.  FIN 48 became effective for the Company on January 1, 2007.  The Company’s Bolivian and Chilean subsidiaries have not filed income tax returns for several years. Upon filing there could be penalties and interest assessed. Such penalties vary by jurisdiction and by assessing practices and authorities. As the Company’s Bolivian and Chilean subsidiaries have incurred losses since inception there are no known or anticipated exposure to corporate income taxes. However, certain jurisdictions may assess penalties for failing to file returns and other disclosures and for failing to file other supplementary information associated with foreign ownership, debt and equity positions.  Inherent uncertainties arise over tax positions taken with respect to intercompany charges and allocations, fees, related party transactions, and stock based transactions.  Management has considered the likelihood and significance of possible penalties, based on their assessment, any such penalties, if any, would not be expected to be material.

CONSOLIDATED BALANCE SHEETS	2009		2008

Assets	CDN GAAP	US GAAP	CDN GAAP	US GAAP

Current	$1,061,603	$1,061,603	$311,614	$311,614
Mineral interests	9,021,953	-	10,702,003	-
Equipment	70,482	70,482	111,503	111,503

	$10,154,038	$1,132,085	$11,125,120	$423,117
Liabilities
Current	$73,718	$73,718	$104,228	$104,228
Shareholders’ equity	10,080,320	1,058,367	11,020,892	318,889

	$10,154,038	$1,132,085	$11,125,120	$423,117

CONSOLIDATED STATEMENTS OF OPERATIONS	2009	2008	2007

Net loss as shown on the financial statements - CDN GAAP	$(4,282,770)	$(2,571,737)	$(1,903,683)
Deferral of translation (gain) loss on inter-company transactions of a long-term investment nature	135,148	44,142	107,697
Mineral interests costs expensed	(1,680,050)	(204,169)	(3,411,594)

Net loss - US GAAP	(5,827,672)	(2,731,764)	(5,207,580)

Other Comprehensive income (loss)	(135,148)	(44,142)	(107,697)

Comprehensive loss	$(5,962,820)	$(2,775,906)	$(5,315,277)

Basic and diluted loss per share - US GAAP	$(0.07)	$(0.03)	$(0.07)
Weighted average number of common shares outstanding	89,367,606	80,619,915	77,569,498

CONSOLIDATED STATEMENTS OF CASH FLOW	2009	2008	2007

Net cash flows from operating activities under Canadian GAAP	$(836,056)	$(1,091,096)	$(1,143,259)
Mineral Interest Expenditures	(937,900)	(1,565,216)	(3,288,771)

Net cash used in operating activities under US GAAP	(1,773,956)	(2,656,312)	(4,432,030)

Net cash flows from financing activities under CDN GAAP and US GAAP	2,582,550	1,539,000	4,512,080

Net cash flows used in investing activities under CDN GAAP	(932,823)	(1,565,882)	(3,383,412)
Mineral Interest Expenditures	937,900	1,565,216	3,288,771

Net cash provided by (used in) investing activities under US GAAP	5,077	(666)	(94,641)

Net change in cash	813,671	(1,117,978)	(14,591)
Cash, beginning	207,192	1,325,170	1,339,761

Cash, ending	$1,020,863	$207,192	$1,325,170

US Recent Accounting Pronouncements

During  the year ended December 31, 2009, the Company adopted the Financial Accounting Standards Board ("FASB") Accounting Standards Update, "Amendments Based on Statement of Financial Accounting Standards No. 168 - The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles" (the "Codification").  The Codification became the single source of authoritative GAAP in the United States, other than rules and interpretive releases issued by the United States Securities and Exchange Commission ("SEC"). The Codification reorganized GAAP into a topical format that eliminates the previous GAAP hierarchy and instead established two levels of guidance - authoritative and nonauthoritative.  All non-grandfathered, non-SEC accounting literature that was not included in the Codification became nonauthoritative. The adoption of the Codification did not change previous GAAP, but rather simplified user access to all authoritative literature related to a particular accounting topic in one place.  Accordingly, the adoption had no impact on the Company’s consolidated financial position or results of operations.  All prior references to previous GAAP in the Company’s consolidated financial statements were updated for the new references under the Codification.

In June 2009, the FASB issued general standards of accounting for, and disclosure of, events that occur after the balance sheet date but before the financial statements are issued or are available to be issued (codified within ASC 855). The update sets forth: (a) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (b) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and (c) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The adoption of this standard had no impact on the Company’s financial position, results of operations or cash flows.

US Recent Accounting Guidance Not Yet Adopted

In June 2009, the FASB issued authoritative guidance on the consolidation of variable interest entities, which is effective for the Company beginning July 1, 2010. The new guidance requires revised evaluations of whether entities represent variable interest entities, ongoing assessments of control over such entities, and additional disclosures for variable interests. The Company believes adoption of this new guidance will have no impact on the Company’s financial statements.

MANAGEMENT DISCUSSION

DATE: April 16, 2010

SAMEX Mining Corp. is a junior resource company engaged in the acquisition and exploration of mineral properties in South America, particularly in the country of Chile.  The Company focuses its exploration activities on the search for deposits of precious metals and copper.  SAMEX management is motivated by a strong conviction that gold and silver are precious, valuable “hard assets”.  SAMEX has persistently maintained and declared its strong belief that gold prices are significantly undervalued.  Our objective is to be well-positioned to benefit from increases in the value of gold and silver and a strong demand for copper.

In Chile, the Company holds an interest in the Los Zorros district gold-copper-silver prospects, the Chimberos (formerly Tres Puntas/Chimbero) gold, silver prospects, the Inca copper, gold, silver and molybdenum prospects, and the Espejismo gold prospects.  See the section in this report titled “Mineral Property Summaries” for individual property details.  The company also holds an interest in mineral exploration properties in Bolivia although the Company has currently suspend exploration activities in Bolivia and put all of the Bolivian properties on “care and maintenance” status.  We are an exploration stage company and have no mineral producing properties at this time.  All of our properties are exploration projects, and we receive no revenues from production.  All work presently planned by us is directed at defining mineralization and increasing our understanding of the characteristics and economics of that mineralization.  There is no assurance that a commercially viable ore deposit exists in any of our properties until further exploration work and a comprehensive evaluation based upon unit cost, grade, recoveries and other factors conclude economic feasibility.  The information contained herein respecting our mineral properties is based upon information prepared by, or the preparation of which was supervised by, Robert Kell, a Director and the Vice President-Exploration of SAMEX, and SAMEX geologist, Philip Southam, P.Geo.  Mr. Kell and Mr. Southam are “qualified persons” pursuant to Canadian Securities National Instrument 43-101 concerning Standards Of Disclosure For Mineral Projects.

The Company carries out all normal procedures to obtain title and make a conscientious search of mining records to confirm that the Company has satisfactory title to the properties it has acquired by staking, purchase or option, and/or that satisfactory title is held by the optionor/owner of properties the Company may acquire pursuant to an option agreement, and/or that satisfactory title is held by the owner of properties in which the Company has earned a percentage interest in the property pursuant to a joint venture or other type of agreement.  However, the possibility exists that title to one or more of the concessions held by the Company, or an optionor/owner, or the owner of properties in which the Company has earned a percentage interest, might be defective for various reasons.  The Company will take all reasonable steps to perfect title to any particular concession(s) found to be in question.

SAMEX is a reporting issuer in British Columbia and Alberta and trades in Canada on the TSX Venture Exchange under the symbol SXG.   The Company is also quoted in the United States on the OTC Bulletin Board under the symbol SMXMF.

This discussion contains forward-looking statements, the accuracy of which involves risks and uncertainties and our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including, but not limited to, those risk factors described elsewhere in this report.  See note “Forward Looking Statements” at end of this report.

OVERVIEW OF RESULTS FOR THE YEAR ENDED DECEMBER 31, 2009

The following section contains a summary of our operating results for the year ended December 31, 2009, which is qualified by detailed descriptions that follow elsewhere in this document.  This section also contains a number of ‘forward looking statements’ which, although intended to be accurate, may be affected by a number of risks and uncertainties which may cause them to be materially different from actual outcomes.  See section entitled “Forward Looking Statements” at the end of this report.

As a junior exploration company, our operations are significantly affected by a number of external factors, particularly those that affect the price of the commodities we explore for or those that affect the market for our securities.  During late 2008, the world experienced a number of adverse events in the financial sector including the failure, forced takeover or government bailout of a number of major financial institutions in September-October 2008 and the start of a deep world-wide financial crisis - considered by many to be the worst since the Great Depression.  These events brought about a major decline in stock markets, which fell almost 45% from their 2007 high, and a sharp decline in the price of a number of commodities, including copper and gold, which, although usually thought to be a counter-cyclical commodity, fell at the deepest point in the crisis in October, 2008 to almost US$700 per ounce.  Prices for copper continued to remain soft during 2009, but the price of gold, likley due in large part to continuing uncertainty in the US and global economy, continued to climb throughout 2009, breaking the historical US$1,000 per ounce level in October, 2009, and has continued to hold above that level since then.  Although there were signs of improvement in the world economy throughout 2009, a number of the negative effects of the crisis continued throughout the year and are still evident at the date of this report.   Due in large part to lingering concern over the state of the global economy gold prices have continued to remain strong, and the market for shares of companies focused on gold has also significantly improved.

In light of these and other events, once we completed and reported our evaluation of prior exploration work on our INCA Project (which focuses primarily on copper) in early 2009, we shifted our focus to our gold and silver projects, principally our Los Zorros gold project in Chile.  Because of improvements in the market for our shares, we were able to complete a series of private placements in 2009, which provided funding for our exploration efforts.  We also continued to look for possible purchasers or joint venture partners for our INCA Project.

During the first quarter of 2009, we resumed exploration work at our Los Zorros gold project in Chile including re-logging some of our previous drill core and further geologic mapping. We also conducted some preliminary sampling and assaying at our Chimberos silver/gold prospect in Chile (see “Chimberos Gold/Silver Property, Chile” below).  We concluded the compilation and reporting of Phase I exploration results for the INCA copper-gold-moly property and conducted property visits for companies who expressed interest in possible joint-ventures on this project.  Our exploration/mineral interests costs for the first quarter ended March 31, 2009 totaled $594,469 as compared to $753,112 for the first quarter of 2008.

During the second quarter 2009, we continued our work related to gold and silver exploration at the Los Zorros project.  Second quarter, exploration/mineral interests costs totaled $243,404 for the three months ended June 30, 2009 as compared to $607,082 for the second quarter of 2008.

During the third quarter of 2009 we continued exploration at the “Nora Project” and the “Cinchado Project” of our Los Zorros Property in Chile that we are exploring for gold deposits.  Detailed geologic mapping, re-logging of some Phase I drill core, and drafting of cross-sections and drill plans was conducted in preparation for the next phase of drilling in these two project areas.  During the third quarter, we also completed the final option payment (“Araya Option”) to acquire the Providencia Mine concessions situated within the greater INCA project area (see “Providencia Mine Concessions Acquired At INCA Property” below).  Our exploration/mineral interests costs for the third  quarter ended September 30, 2009 totaled $239,275 as compared to $314,182 for the third quarter of 2008 (exploration/mineral interests costs for the third quarter ended September 30, 2009 included a stock-based compensation expense of $112,479 that was capitalized to mineral expenses in relation to stock options granted to geologists working on the Company’s property).

During the fourth quarter of 2009 we continued exploration at the “Nora Project” and the “Cinchado Project” of our Los Zorros Property in Chile (see more details in “Los Zorros Property, Chile” below).  We also conducted meetings and property tours at our Inca Property for mining companies interested in that property.  Fourth quarter, exploration/mineral interests costs totaled $215,313 for the three months ended December 31, 2009 as compared to $275,029 for the fourth quarter of 2008.

As a result of our activities throughout 2009, our exploration/mineral interests costs totaled $1,292,461 for the fiscal year ended December 31, 2009 as compared to $1,949,405 for the 2008 fiscal year ended December 31, 2008.

Los Zorros Property, Chile - As a result of our exploration work at the Los Zorros Property, a significant gold exploration target has been identified in the Cinchado Project area of the property.  We reported the following:

SAMEX Defines Significant Gold Exploration Target At Cinchado Gold Project - Los Zorros Property, Chile - SAMEX has identified a significant Carlin-type breccia- and sediment-hosted gold exploration target in the Cinchado Project area of its Los Zorros Property in Chile.  The target is positioned in a large down-faulted structural block adjacent to an up-thrown fault block containing a wedge-shaped breccia body.  This 40-meter thick breccia was historically exploited for gold on a small scale at the San Pedro mine.  Detailed exploration work by SAMEX indicates that the gold-mineralized breccia of the  San Pedro mine may be a small, faulted-off portion of a more extensive breccia body at a drilling depth of 250 to 300 meters beneath the Cerro (Mt.) Cinchado area.

In SAMEX’s proposed exploration model, the gold target is described as a thick, 400-meter by 700-meter tabular-shaped breccia zone within a largely intact, sizeable structural block.  Based on these dimensions, a 40-meter thickness and an assumed historic 3-gram gold grade of the San Pedro Mine breccia, the target area would be permissive for 30 to 40 million metric tonnes grading 2 to 3 grams/tonne gold, likely with a significant credit in copper and possibly some silver.  If drilling were to discover that the breccia extends down into a steep, large breccia pipe - which is a viable geologic possibility - the target could be considerably larger.  Readers are cautioned that the potential quantity and grade of the target is conceptual in nature.  There has been insufficient exploration to define a mineral resource and it is uncertain if further exploration will result in discovery of a mineral resource within the Cinchado breccia target. The target is based on a model developed by the Company using available geological information which, although thought by the Company to be a reasonable explanation for the occurrence of identified mineralization in the Cinchado area, has yet to be proven by drilling and other exploration activities.

The San Pedro Mine is situated at the south end of Cerro Cinchado, a prominent, isolated mountain.  A review of the results of numerous surface, underground chip and bulk samples taken by the previous owner during underground mining activities between 1979 and 1987, and before the onset of open-cut mining, show historical gold grades in the breccia ranging from 0.2 to 37 grams/tonne with an average grade of around 3.2 grams/tonne.  A former mine operator who conducted open cut mining of the breccia from 1991 to 1993 also reported an average grade of just over 3 grams/tonne.  These historic results have not been verified by SAMEX.  However, continuous rock-chip sampling by SAMEX of breccia exposures left around the pit walls (71 samples) gave an average gold content of 1.905 g/mt and a range of gold values of 0.037 to 9.5 grams/tonne with 38 of the samples (53%) containing greater than 1 gram/tonne gold.

The breccia of the San Pedro mine is composed of clasts including jasperoid silica, altered calcareous siltstone, skarn, several igneous rock types, limestone, and breccia.  The gold-mineralized breccia body is a nearly flat to gently dipping wedge-shaped body which can be traced out eastward to distal parts with negligible gold content, but containing a characteristic suite of anomalous Cu, Ag, Zn and anomalous pathfinder metals (As, Sb, Hg) with much coarse-bladed barite deposition.

Of particular importance, geologic mapping has found that these same distal features (including a zone of breccia/brecciated limestone in-filled with abundant coarse-bladed barite, jasperoid mantos layers, jasperoid (+/-barite) veins/veinlets with anomalous copper and pathfinder metal content) can be traced in outcrop in continuous fashion for 1,200 meters semi-circular distance around the entire east and north sides of Cerro Cinchado (the down-faulted block).   The evidence in these distal outcrops provides significant credence for the gold exploration target defined at Cinchado.

Jeffrey Dahl, President and CEO remarked, “The San Pedro breccia and these distal breccia outcrops could be the flared-out edge to a large, central, mineralized breccia beneath the dome-shaped Cerro Cinchado - this may be just the tip of the iceberg.  If our exploration confirms this model, it could have a very positive impact on the Company.”

Cinchado is one of several highly prospective project areas that SAMEX is exploring at the Los Zorros Property which covers approximately 80 square kilometers of a little-explored old mining district of numerous small, gold, silver and copper mines and showings.  The Los Zorros property covers the entire breadth of a regional anticlinorium in an area that is the locus of younger intrusive activity which intruded up through the fold-deformed lower Cretaceous section of volcaniclastic, siliclastic, and limestone formations and intrusive diorite sills.  This younger intrusive activity likely spawned the significant mineralized areas being explored by SAMEX including: the Nora and Milagro Projects (gold), Milagro Pampa Project (copper-gold-silver), Cinchado and Lora Projects (gold and copper-gold), and many outlying occurrences yet to be systematically explored including: La Florida and Lora Southeast  (gold and copper-gold), Virgen de Carmen and Colorina (copper-silver), and Salvadora (barite vein swarm).  The combined features and geologic setting at the Los Zorros Property are similar to features and setting associated with the numerous gold deposits of the Carlin District and the Eureka-Battle Mountain Trends in Nevada, USA.   These important and intriguing geologic features at Los Zorros may be associated with multiple precious metal deposits, which SAMEX plans to pursue with aggressive exploration.

A video-gram entitled “Cinchado Gold Project” and a related graphics plate with map-views, photos and cross-sections has been posted on the SAMEX website at www.samex.com.

Chimberos Gold/Silver Property, Chile (we formerly referred to this jointly as our Tres Puntas/Chimbero prospects) - A number of years ago, SAMEX began patiently accumulating concessions in two historic mining districts, “Tres Puntas”, and “Chimberos”, which are situated adjacent to one another along a significant trend of old silver mines in north central Chile.  Subsequently, we decided that our landholdings in the Chmiberos district are the most prospective and consequently we now refer to this property as the “Chimberos Gold/Silver Property”.  At the end of the third quarter, we learned that exploration drilling was being conducted on neighboring concessions adjacent to concessions that SAMEX holds in the Chimberos area.  We reported the following news on October 1, 2009:

Drilling In Progress Adjacent To Samex's Chimberos Gold/Silver Property, Chile - SAMEX learned that a Chilean mining company commenced drilling with two drill rigs on their concessions immediately adjacent to SAMEX’s Chimberos Gold/Silver Property in Chile.   The Chimberos Property is located about 75 kilometers north of the city of Copiapo and is situated in the historic Chimberos mining district which was one of Chile’s largest silver producing areas.

Jeff Dahl, President of SAMEX said “From the preliminary geological work that we’ve done, we’re not surprised to see this aggressive exploration activity being initiated on the adjacent and surrounding concessions.  We’ll be keenly watching their progress since the results may be of significant mutual benefit”.

Several years ago, SAMEX recognized the potential of this old mining district and began quietly accumulating concessions by purchasing concessions at government auctions and by staking.  SAMEX now holds an important land position of approximately 1,600 hectares in this highly prospective, but little-explored Chimberos area.  These strategic concessions cover a significant, but partial, portion of the Company's exploration objectives in this district.

SAMEX reconnaissance work indicates that the geologic setting of the Chimberos District includes widespread sericite-pyrite alteration of volcanic rocks cut by a principal silver-mineralized fissure vein zone, and complete garnet skarn replacement of a thick calcareous sedimentary unit, which also hosts oxide-copper mineralization.  Although SAMEX has only conducted preliminary sampling and limited detailed mapping in the area, some of the acquired concessions are clustered and cover much of the core of a complex fissure fault zone which controlled the enriched silver mineralization that was mined in the Buena Esperanza mines at Chimberos.

Historically, mining was focused along discrete narrow vein structures of this zone, but SAMEX has been studying the property with a view to defining important targets of shallow bulk-tonnage gold and/or gold-silver mineralization, and also looking for deeper, higher-grade, gold-silver/copper sulfide mineralization - perhaps as an underground, bulk-tonnage target comprised of mineralized anastomizing veins.  Potential for extensive, deeper-seated, mantos-style, more-disseminated style, copper-sulfide mineralization with important gold-silver content hosted by the skarn replacement has also been identified.   Other SAMEX concessions at Chimberos are over projected extensions of the principal fissure fault zone, parts of large areas of sericite-pyrite alteration, and outlying garnet skarn with oxide-copper showings, which are areas where additional targets might be outlined in the future.

SAMEX’s concessions are strategically located in relation to the adjacent and surrounding concessions that are being drilled.  SAMEX believes the results of drilling on these neighbouring concessions may have a significant effect on understanding the potential of the Chimberos area and will be following results closely.  We hope to learn of their findings and future project plans after they have completed the compilation and evaluation of their first phase drilling results.

A video-gram entitled “Chimberos Gold/Silver Property” and a high-resolution PDF graphics plate with maps, satellite images and photos was posted at www.samex.com for viewing in conjunction with this news.

INCA Property, Chile - Providencia Mine Concessions Acquired; Option Payments Not Made On Minera Porvenir Option and Rojas Option, Termination Of Parra Option; Seeking Joint Venture Or Sale Of All Or A Portion Of The INCA Property:

Providencia Mine Concessions Acquired At INCA Property - Of importance, during 2009 we completed the final option payment under the “Araya Option” to acquire the Providencia Mine concessions situated within the greater INCA project area.  These concessions cover one of the stronger mineralized areas identified during phase I exploration at the INCA project including the Providencia copper breccia pipe, a swarm of sheeted veins, and other tourmalinized/silicified breccia bodies and pipes. The Providencia mine breccia pipe is well mineralized with chalcopyrite and abundant accessory pyrite; our initial rock chip-channel samples in the mined areas were taken as a series of both vertical and several horizontal oriented lines.  The copper (total) grade of initial chip-channel sampling (25 samples) shows a range via mine level of 1.24% to 2.94% copper with an overall average of 2.16% copper.  The presence of strong sericite alteration, anomalous amounts of silver, lead, zinc, and antimony and position of the roof indicate that this level is at the top of the pipe and that very little of the pipe has actually been mined out.  The size and shape of the Providencia mine breccia pipe is not fully exposed by mining and could be over 80 meters across.  A target size of over 10 million metric tonnes is tentatively outlined for this mine-exposed breccia pipe.

The Providencia mine breccia pipe has a distinct IP signature and occurs within what appears to be a cluster of additional concealed, possibly well-mineralized breccia pipes with similar or stronger IP responses, which were disclosed by our regional IP survey.  The Providencia breccia cluster is a highly prospective area 1600 meters long by 500 meters across - with several separate IP targets for copper-molybdenum-gold mineralization hosted by sulfide-bearing breccia pipes/elongate tapered bodies and perhaps out into surrounding veinleted zones.  One set of our exploration core drill tests on one of the IP anomalies discovered a concealed, faulted part of a breccia pipe (Providencia West) with indications that it contains significant copper and molybdenum mineralization and anomalous silver, lead, and zinc content.  This breccia pipe is located 700 meters to the west of the Providencia mine breccia pipe and is situated where an outcropping sheeted vein swarm with oxide-copper mineralization and tourmalinized/silicified pods of breccia are present over a large area in the monzonite cap above the pipe.  Additional drilling is required in the Providencia area to test for other concealed breccia pipes with the objective of discovering multiple ore bodies and the potential deeper source from which these pipes have emanated.

Option Payments Not Made On Minera Porvenir Option and Rojas Option, Termination Of Parra Option - We made some important decisions concerning the INCA Property during 2009.  From the results of the Phase I exploration that we conducted at INCA from 2006 to 2008, it became apparent that, although some of the results (particularly in the area around the Providencia mine) were very promising, the first phase of exploration did not identify the presence of the wide-spread, near-surface porphyry copper deposit that we had hoped for.  We concluded that, although the possibility still existed to find a large scale copper deposit at INCA, considerable more exploration work and expenditures would be required to do so.  Further, certain portions of the INCA property were covered by option agreements for which payments came due in March and April of 2009. Under the “Minera Porvenir Option”, which covers a 2,138-hectare portion of the INCA project, a final payment of US$1,000,000 (which would entitle us to 100% of the Property) was due March 31, 2009, less an amount required to resolve certain title issues on a 85-hectare portion of the property (which remains unresolved).  Under the “Rojas Option” which covers a 20-hectare portion of the INCA project, a final payment of US$150,000 was due April 30, 2009.   Under the “Parra Option” which covers  a 21-hectare portion of the INCA project, a payment of US$80,000 was due April 9, 2009.  As disclosed in Note 3 of the financial statements, the Company has not made these payments.  In the case of the Porvenier Option, we considered, among other things, the fact that the Optionor had not resoved title issues with respect to a portion of the property covered by the option and therefore was not able to deliver title to the entire optioned property, or for us to determine the appropriate adjustment to the final option price.  We also determined, for this and the other options, that, in light of economic and market conditions, exploration results to date on these particular concessions and other factors, payment of these option payments was not economically justified at the time.  All three option agreements provide that the owner may terminate the option on default by giving 30 days written notice.  We received notice under the “Parra Option” and relinquished the 21 hectare portion of the property covered by it, but at the date of this report, have not received written notice of default under the Minera Porvenir Option and the Rojas Option.  We are of the view that the optionor cannot at this time give valid notice of termination under the Minera Porvenir Option, since it is unable to deliver title to the entire optioned property, however, if for any reson, notice of termination is given for these properties, which is held to be valid, we may be required to relinquish the options on these portions (2,138 hectares and 20 hectares) of the INCA property.  Due to the possibility of relinquishing these portions of the INCA property, we have written-off a $2,699,263 portion of the deferred expenditures on the property thereby writing-down the property interest on the INCA property to a carrying value of $3,500,000 at December 31, 2009.

As a result of our decisions during 2009 our landholdings at INCA have been reduced to concessions covering approximately 132 hectares, however, with the acquisition of the Providencia Mine concessions (described above) and our other remaining landholdings, SAMEX holds what we consider to be the most prospective and strategic concessions within the core of the INCA project area.  In addition, the Company also has the option to acquire another 2,158 hectares of mineral interests in the INCA project area pursuant to the Minera Porvenir Option and the Rojas Option agreements, however, as disclosed above and in Note 3 of the financial statements, the Company has not made the final option payments on these options.

Seeking Joint Venture Or Sale Of All Or A Portion Of The INCA Property - The Company is conducting meetings and property tours with interested parties in its continuing efforts to arrange a joint venture or sale of all or a portion of the INCA property.  Of note, several kilometers to the west, Chilean miner, Codelco, is planning to advance the development of their Inca de Oro copper-gold ore body, which could serve to further enhance the value of our INCA property.

Bolivian Properties - The Company’s current exploration is focused on its mineral properties located in the country of Chile.  The Company also has mineral exploration properties in Bolivia, however we decided to suspend exploration activities there and put the Bolivian properties on “care and maintenance” status.  For several years, we have been monitoring with concern a number of changes in the political climate in Bolivia.  Over that time, the political climate for resource companies has continued to deteriorate with events such as the nationalization of Bolivia’s natural gas resources, a moratorium on the grant of new mineral exploration licenses, a national referendum that resulted in constitutional changes and requirements that all mining projects be conducted only in partnership with the state mining company - on economically unfavourable terms.  In light of these and other factors we decided that Bolivia currently carried a significant risk for development of future mineral projects.  Accordingly we have minimized our activities in Bolivia by suspending exploration activities, putting all of our Bolivian projects on “care and maintenance” status, and reducing our Bolivian office, staff, and operating expenses.  We elected to write down the value of our Eskapa project by $1,395,993 at December 31, 2008 to a nominal carrying value of $1,000.  In the first quarter of 2009, we also decided to abandon three low-priority properties - the Walter, Wara Wara and Yaretani properties.  These three properties had been inactive for a number of years and consequently had been written down in past years to a nominal carrying value of $1,000 each.  The $1,000 deferred expenditure carrying value for each of the Walter, Wara Wara and Yaretani properties was written off during the first quarter ended March 31, 2009.  While we hope we will be able to return to exploring our remaining Bolivian properties at some time in the future, we do not anticipate we will be able to do so as long as current political conditions persist.

Over the past year, we have experienced a number of important external changes that have an affect on our overall performance for the year and beyond.  In the latter part of 2008, commodity prices, particularly the price of copper, began a serious decline, eventually falling to a five year low.  Shortly thereafter, we found ourselves in the middle of a global economic crisis, with its actual or threatened bank failures, major international liquidity issues, and a general slowdown leading to a global recession.  These events also fed into both the decline in commodity prices and a decline in the share prices of most public companies including in particular junior resource stocks such as ours.  This greatly reduced our ability to raise capital.  Since that time, we have been able to raise additional capital by private placements, but at lower prices and less favourable terms than our private placements completed in the previous several years. During the first quarter of 2009, we were able to raise additional capital in a private placement completed in March 2009, but only at significantly lower prices than our placement completed a year earlier in April 2008 ($0.10 per unit in 2009 as compared to $0.60 per unit in April, 2008), with less favourable terms (each unit comprised of one share and one full warrant in 2009 as compared to one share and 1/2 warrant in 2008), a smaller amount of proceeds and significantly higher dilution (7,830,500 units for $738,050 in gross proceeds in 2009 compared to 2,565,000 units for $1,539,000 in gross proceeds in 2008).  In June 2009, we raised additional capital through a private placement of 3,000,000 units comprised of one share and one full warrant at a price of $0.20 per unit for proceeds of $600,000 during the second quarter. During the fourth quarter the Company received proceeds totaling $1,203,000 from the exercise of warrants for the purchase of 2,265,000 shares at $0.20 per share and 2,500,000 shares at $0.30 per share.

Due to increased global economic uncertainty and fears over the continued health of the global economy and general weakness in paper financial assets, deriviatives and currencies, there has been a corresponding significant increase in market interest for precious metals.   Gold prices have been volatile, but remained strong.  We believe these economic trends are likely to continue through 2010 and possibly beyond and may result in a significant increase in the demand for, and in the price of gold and silver.

Plans and Projections - SAMEX exploration activities over the next year will be focused on its high quality gold and silver projects in Chile including the Los Zorros property and the Chimberos property.  The Company will endeavor to secure the necessary financial resources to facilitate these exploration activities.  The Company will also conduct meetings and property tours with parties interested in the INCA property in an effort to arrange a joint venture or sale of all or a portion of the INCA property.  See “Liquidity and Capital Resources” and “Anticipated Capital Requirements”.  See note “Forward Looking Statements” at the end of this report.

ANALYSIS OF FINANCIAL STATEMENTS

The following discussion of our operating results explains material changes in our consolidated results of operations for the fiscal year ended December 31, 2009.  In order to synchronize the difference in quarter ends, these consolidated financial statements include the accounts of the Bolivian subsidiaries for a 12 month period that includes their second, third and fourth quarters from January 1, 2009 to September 30, 2009 and the first quarter of their 2010 fiscal year from October 1, 2009 to December 31, 2009 (see Note 1 to the financial statements).  The discussion should be read in conjunction with the consolidated financial statements to December 31, 2009 and the related notes included in this report.  Management’s discussion and analysis of our operating results in this section is qualified in its entirety by, and should be read in conjunction with, the consolidated financial statements and notes thereto.  This discussion contains forward-looking statements, the accuracy of which involves risks and uncertainties and our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including, but not limited to, those risk factors described elsewhere in this report.  Our consolidated financial statements have been prepared in Canadian dollars and in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"), which differ in significant respects from accounting principles generally accepted in the United States ("U.S. GAAP").  As such, this discussion of our financial condition and results of operations is based on the results prepared in accordance with Canadian GAAP.

Overview - Our business is exploration for minerals.  We do not have any properties that are in production. We have no earnings and, therefore, finance these exploration activities by the sale of our equity securities or through joint ventures with other mineral exploration companies.  The key determinants of our operating results include the following:

a)

our ability to identify and acquire quality mineral exploration properties on favorable terms;

b)

the cost of our exploration activities;

c)

our ability to finance our exploration activities and general operations;

d)

our ability to identify and exploit commercial deposits of mineralization; and

e)

the write-down and abandonment of mineral properties as exploration results provide further information relating to the underlying value of such properties.

These determinates are affected by a number of factors, most of which are largely out of our control, including the following:

a)

the competitive demand for quality mineral exploration properties;

b)

political and regulatory climate in countries where properties of interest are located;

c)

regulatory and other costs associated with maintaining our operations as a public company;

d)

the costs associated with exploration activities; and

e)

the cost of acquiring and maintaining our mineral properties.

Our primary capital and liquidity requirements relate to our ability to secure funds, principally through the sale of our securities, to raise sufficient capital to maintain our operations and fund our efforts to acquire mineral properties with attractive exploration targets and conduct successful exploration programs on them.  We anticipate this requirement will continue until such time as we have either discovered sufficient mineralization on one or more properties with sufficient grade, tonnage and type to support the commencement of sustained profitable mining operations and are thereafter able to place such property or properties into commercial production or until we have obtained sufficient positive exploration results on one or more of our properties to enable us to successfully negotiate a joint venture with a mining company with greater financial resources than us or some other suitable arrangement sufficient to fund our operations.

Our success in raising equity capital is dependant upon factors which are largely out of our control including:

a)

market prices for gold, silver, copper and other metals and minerals;

b)

the market for our securities; and

c)

the results from our exploration activities.

Significant factors affecting our operations over the past year were the instability in the global financial situation and the related volatility in the demand for, and in the prices of precious and base metals and a corresponding volatile market for shares of junior exploration companies. We anticipate that the price of gold, silver, copper will continue to be volatile, but will generally increase over the next year which should enable us to secure additional equity financing.  Metal prices cannot be predicted with accuracy and our plans will be largely dependant upon the timing and outcome of metal markets, particularly the price of gold, silver and copper which is entirely outside of our control.  We also anticipate that our operating results would be significantly affected by the results of our exploration activities on our existing properties. See note titled “Forward Looking Statements” at the end of this report.

Currency Risk - Currency exchange rate fluctuations could adversely affect our operations.  Our functional currency is the Canadian dollar, and we have obligations and commitments in other currencies including United States dollars, Chilean Pesos and Bolivian Bolivianos.  Fluctuations in foreign currency exchange rates may affect our results of operations and the value of our foreign assets, which in turn may adversely affect reported financial figures and the comparability of period-to-period results of operations.

Accounting Policies - We have adopted a number of accounting policies and made a number of assumptions and estimates in preparing our financial reporting, which are described in Note 2 to the consolidated financial statements.  These policies, assumptions and estimates significantly affect how our historical financial performance is reported and also your ability to assess our future financial results.  In addition, there are a number of factors which may indicate our historical financial results, but will not be predictive of anticipated future results.  You should carefully review the following disclosure, together with the attached consolidated financial statements and the notes thereto, including, in particular, the statement of significant accounting policies set out in Note 2 to such statements.

Going Concern Assumptions - As described in Note 1 to our consolidated financial statements, our consolidated financial statements have been prepared on the assumption that we will continue as a going concern, meaning that we will continue in operation for the foreseeable future and will be able to realize assets and discharge our liabilities in the ordinary course of operations.  We do not have any mineral properties in production, and have not yet generated any revenues and have a history of losses.  Our continuation as a going concern is uncertain and dependent on our ability to discover commercial mineral deposits on our properties and place them into profitable commercial production and our ability to sustain our operations until such time.  This, in turn depends on our ability to continue to fund our operations by the sale of our securities and other factors which are largely out of our control.  Although we have been successful in the past in obtaining financing, it cannot be assured that adequate financing or financing on acceptable terms can be obtained in the future.  In the event we cannot obtain the necessary funds, it will be necessary to delay, curtail or cancel further exploration on our properties.  Our consolidated financial statements do not reflect adjustments to the carrying values and classifications of assets and liabilities that might be necessary should we not be able to continue in our operations, and the amounts recorded for such items may be at amounts significantly different from those contained in our consolidated financial statements.

Treatment of Mineral Property Costs - As we are at the exploration stage, we capitalize the acquisition and exploration costs of our mineral properties under Canadian GAAP.  Should any of these properties be placed into production, such costs would be amortized over the life of the properties on a unit-of-production basis.  Should exploration results of any of our properties prove unsatisfactory, we would then abandon such property or properties, and write off costs incurred up to that time.  The impact on our net loss for the fiscal period would be dependent upon the amount of costs deferred up to the time of the write-off.

Accounting Estimates and Assumptions - The preparation of consolidated financial statements in conformity with Canadian GAAP requires management to make a wide variety of estimates and assumptions that affect (i) the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements, and (ii) the reported amounts of expenses during the reporting periods covered by the consolidated financial statements.  Our management routinely makes judgements and estimates about the effect of matters that are inherently uncertain.  As the number of variables and assumptions affecting the future resolution of the uncertainties increases, these judgements become even more subjective and complex.  We have identified certain accounting policies that are most important to the portrayal of our current financial condition and results of operations.  Our significant accounting policies are disclosed in Note 2 of notes to our consolidated financial statements, which should be read in conjunction with this Report.

Among other things, we determine our stock-based compensation costs using an option pricing model which involves the selection of highly subjective assumptions, including an assumption as to price volatility.  Changes in these assumptions can materially affect the fair value estimate and therefore the current model does not provide a consistently reliable measure of the fair value cost of the Company’s outstanding stock options.

Stock-Based Compensation - We have a stock option plan whereby we grant incentive stock options as partial compensation to our directors, officers, employees and consultants.  Based on recommendations of the CICA Handbook - Section 3870, effective December 1, 2002, we adopted a new method to account for stock-based compensation and other stock-based payments that is described in note 2.h to our consolidated financial statements.  Under the new standard, any stock-based payments to non-employees, and any employee awards involving direct awards of stock, call for settlement in cash or other assets, or stock appreciation rights that call for settlement by the issuance of equity instruments will be accounted for using the fair value based method.  The fair value of the options at the grant date is determined using the Black-Scholes option pricing model.

Selected Annual Information & Summary of Quarterly Results

Selected Annual Information	Year Ended December 31, 2009	Year Ended December 31, 2008	Year Ended December 31, 2007

Revenue	$ -	$ -	$ -
Net loss from operations	(1,591,785)	(1,154,945)	(1,865,163)
Net loss for the year/period	(4,282,770)	(2,571,737)	(1,903,683)
Net loss per share	(0.05)	(0.03)	(0.02)
Total assets	10,154,038	11,125,120	12,083,496
Long-term liabilities	-	-	-

Quarterly Results	Dec 31, 2009	Sep 30, 2009	Jun 30, 2009	Mar 31, 2009	Dec 31, 2008	Sep 30, 2008	Jun 30, 2008	Mar 31, 2008
Revenue $	-	-	-	-	-	-	-	-
Net loss $	(3,201,627)	(695,600)	(278,368)	(107,175)	(1,717,113)	(286,459)	(451,646)	(116,519)
Net loss /share $	(0.03)	(0.01)	(0.01)	(0.01)	(0.02)	(0.01)	(0.01)	(0.01)

Net losses are due in part to “Stock-Based Compensation” expenses related to stock options granted during those quarters.  For example, the net loss for the second quarter ended June 30, 2008 is due in part to an unusually large foreign exchange loss of $159,553 that resulted from an anomalous currency exchange differential and also due to a stock-based compensation expense of $55,745 in relation to the grant of options on 150,000 shares at $0.65 per share.  The net loss for the third quarter ended September 30, 2008 includes a stock-based compensation expense of $5,873 in relation to the grant of options on 60,000 shares at a price of $0.50 per share.   The net loss for the fourth quarter ended December 31, 2008 includes $1,395,993 of deferred mineral interest expenditures that were written off in relation to the Eskapa property which is currently inactive.  The net loss for the first quarter ended March 31, 2009 includes a stock-based compensation expense of $6,525, and $3,000 for mineral interests that were written off, and a $39,444 “gain on sale of assets” (sale of gold). The net loss for the third quarter ended September 30 2009 includes stock-based compensation expenses of $362,834 and $40,637 in relation to the grant of options during the third quarter (see Note 6.c (ii) to the Consolidated Financial Statements).  The net loss for the fourth quarter ended December 31, 2009 includes the write-off of a $2,699,263 portion of the deferred expenditures on the INCA property (see Note 3 to the Consolidated Financial Statements).  The fourth quarter net loss also includes a financing charge related to the extension of warrant terms resulting in an incremental increase in the fair value of the warrants of $269,415 which was expensed as a finance fee in the statement of operations and deficit (see Note 6.c (i) “Share Purchase Warrants” and Note 6.d “Contributed Surplus” to the Consolidated Financial Statements).

Operating Results

During the first quarter of 2009 we resumed exploration work at the Los Zorros gold project in Chile and also conducted some preliminary sampling and assaying at our Chimberos silver/gold prospect in Chile.  We also continued compiling and interpreting the results from the Phase I exploration program at the INCA project and conducted property visits on the INCA Project for companies who expressed interest in possible joint-ventures on the project.   During the first quarter, we made an option payment and an advance royalty payment related to our mineral properties in Chile, and completed a private placement financing raising gross proceeds of $783,050.

During the second quarter of 2009 we continued with gold and silver exploration in the Nora and Cinchado areas, which are two of the numerous projects that comprise the Company’s wholly owned Los Zorros property in Chile.  In preparation for Phase II drilling, detailed geologic mapping, re-logging of some Phase I drill core, and drafting of cross-sections and drill plans was conducted.  We also raised gross proceeds of $600,000 through the private placement of 3,000,000 units at $0.20 per unit.

During the third quarter of 2009 we continued our focus on gold exploration at the Los Zorros gold project in Chile and we also completed the final option payment (US$35,477) under the “Araya Option” to acquire the Providencia Mine concessions situated within the greater INCA project area.

During the fourth quarter of 2009 we continued exploration at the “Nora Project” and the “Cinchado Project” of our Los Zorros Property in Chile.  We also conducted meetings and property tours at our Inca Property for mining companies interested in that property.  The Company received proceeds of $1,203,000 through the exercise of warrants during the fourth quarter.

Summary for fiscal 2009 - As a result of the activities on our mineral exploration properties throughout 2009, our expenditures on mineral interests and exploration costs for the fiscal year totaled $1,292,461 at December 31, 2009 as compared to $1,949,405 for the 2008 fiscal year ended December 31, 2008.  These costs for 2009 include a stock-based compensation expense of $112,479 that was capitalized in the Statement of Mineral Interests in relation to stock options granted to geologists working on the Los Zorros Property (see Note 6.c (ii) to the Consolidated Financial Statements).  A $242,082 portion of the mineral interests and exploration costs for 2009 was expensed in the Statement of Operations and Deficit as “Mineral Interests Administration and Investigation Costs”.  The remaining $1,050,379 comprises the “Deferred Expenditures” in the Statements of Mineral Interests.

Our assets categorized in the consolidated financial statements as “Mineral Interests” decreased to $9,021,953 at December 31, 2009 as compared to $10,702,003 at December 31, 2008.  This decrease in “Mineral Interests” is due in part to the write-off of a $2,699,263 portion of the deferred expenditures on the INCA property at December 31, 2009 (see Note 3 to the Consolidated Financial Statements) and the write-off of the $1,000 deferred expenditure carrying value for each of the Walter, Wara Wara , and Yaretani properties ($3,000 in total) which the Company abandoned during 2009 (see Note 3 to the Consolidated Financial Statements).  Certain costs were also written off December 31, 2009 on the Espejismo Property ($469), the Miscellaneous Properties-Chile ($6,671), El Desierto ($698) and the Eskapa Property ($20,328) since no current exploration is being conducted on these properties. These mineral interests were written down to a nominal value of $1,000 each (see category “Summary of Deferred Expenditures”) until exploration activity is resumed on the respective properties.

The amount of cash on hand at December 31, 2009 was $1,020,863 compared to $207,192 at December 31, 2008.  At December 31, 2009, we were debt-free, apart from accounts payable and accrued liabilities of $73,718 as compared to $104,228 at December 31, 2008.

The following comments relate to certain categories in the consolidated financial statements to December 31, 2009:

Consolidated Balance Sheet

“Contributed Surplus” - The contributed surplus includes a stock-based compensation expense of $522,475 and a financing charge of $269,415 related to the extension of warrant terms resulting in an incremental increase in the fair value of the warrants of $269,415 which was expensed as a finance fee in the statement of operations and deficit (see Note 6.c “Warrants and Stock Options” and Note 6.d “Contributed Surplus” to the consolidated financial statements).

“Accumulated Other Comprehensive Income” - $32,705 at December 31, 2008 is the accumulated unrealized gain on the value of 2,021.703 grams of gold the Company held at December 31, 2008.  During the first quarter ended March 31, 2009, the Company sold 2,000 grams of gold leaving a balance of approximately 21 grams of gold.  See also “Consolidated Statements of Comprehensive Loss and Accumulated Other Comprehensive Income”.  Also see “Gain On Sale Of Assets” below.

Consolidated Statements of Operations and Deficit

“Consulting” - includes a $47,162 stock-based compensation expense in relation to stock options granted to consultants during the year (see Note 6.c (ii) to the Consolidated Financial Statements).

“Finance Fees” - The extension of warrant terms resulted in an incremental increase in the fair value of the warrants of $269,415 which was expensed as a finance charge in the statement of operations and deficit (see Note 6.c (i) “Share Purchase Warrants” to the Consolidated Financial Statements).

“Mineral Interests Administration and Investigation Costs” - are expensed as incurred and are not capitalized to mineral interests and include operating costs related to the Company’s activities in Bolivia and Chile that are not specifically related to one of the Company’s mineral properties, and include generative exploration or investigating and evaluating mineral properties not acquired by the Company.

“Office, Supplies and Miscellaneous” - includes rent and utilities for the Canadian corporate office, book-keeping/accounting, office supplies, telephone, postage, couriers, parking, mileage, and printing.

“Salaries, Benefits and Stock-Based Compensation” - the larger comparative amount of $904,313 for the fiscal year ended December 31, 2007 includes a stock-based compensation expense of $531,095 related to the grant of options during fiscal 2007.  The amount of $734,820 for fiscal 2009 includes stock-based compensation expenses of $362,834 related to stock options granted during 2009.  These stock-based compensation expenses were determined using the Black-Scholes option-pricing model.  The existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

“Gain On Sale Of Assets” - In 2004, the Company purchased approximately 2,028 grams of gold (“goldgrams”) which it held in an account with GoldMoney.  The market value of the gold appreciated, resulting in an accumulated “unrealized gain” of $32,705 at December 31, 2008 (see “Accumulated Other Comprehensive Income” above).  During the first quarter of 2009, the Company sold 2,000 goldgrams for proceeds of $75,224 resulting in a $39,444 “gain on sale of assets”.

Consolidated Statements of Mineral Interests

“Geology, Mapping and Surveys” -  includes salaries for geologists, support staff and geologic consultants doing work for the respective mineral properties.  “Geology, Mapping and Surveys” - “Los Zorros - Chile” includes a stock-based compensation expense of $112,479 in relation to stock options granted during the 2009 fiscal year to geologists working on the Los Zorros Property (see Note 6.c (ii) to the Consolidated Financial Statements).

Liquidity and Capital Resources - We are an exploration company and do not have any mineral properties in production and, therefore, did not generate any revenue from operations during the fiscal year ended December 31, 2009.  We realized a net loss of $4,282,770 for the fiscal year ended December 31, 2009 or $0.05 per share compared to a net loss of $2,571,737 for the fiscal year ended December 31, 2008 or $0.03 per share.  The unusually large net loss for 2009 includes the write-off of a $2,699,263 portion of the deferred expenditures on the INCA property at December 31, 2009 (see Note 3 to the Consolidated Financial Statements). The net loss for the fiscal year ended December 31, 2009 also includes stock-based compensation expenses totaling $409,996 in relation to the grant of options during the 2009 fiscal year (see Note 6.c (ii) to the Consolidated Financial Statements).  The net loss for fiscal 2009 also includes a finance charge of $269,415 related to the extension of warrant terms resulting in an incremental increase in the fair value of the warrants of $269,415 which was expensed as a “finance fee” in the statement of operations and deficit (also see Note 6.c (i) and Note 6.d “Contributed Surplus” to the Consolidated Financial Statements). Losses are a reflection of our ongoing expenditures on our mineral properties which are all currently in the exploration stage.  Since we have no source of operating revenues, no lines of credit and no current sources of external liquidity, our ability to continue as a going concern is dependent upon our ability to raise equity capital, enter into joint ventures or borrow to meet our working capital requirements.  Based on the funds on hand, it will be necessary to raise additional financing in order to fund our ongoing general operations for the next year.  In relation to exploration programs and option payments, management will work to secure additional equity financings and/or joint venture/investment funding in order to fund our proposed exploration programs.  The Company plans to focus its exploration activities over the next year on its high quality gold and silver projects in Chile including several project areas at Los Zorros.   The Company will endeavor to secure the necessary financial resources to conduct these exploration activities.  See note “Forward Looking Statements” at end of this report.

In the coming years, we will require substantial additional capital to achieve our goal of discovering significant economic mineralization on one or more of our properties.  Until such time as we are able to make such a discovery and thereafter place one or more of our properties into commercial production or negotiate one or more joint venture agreements, we will be largely dependant upon our ability to raise capital from the sale of our securities to fund our operations.  We do not anticipate being able to obtain revenue from commercial operations in the short term and anticipate we will be required to raise additional financing in the future to meet our working capital and on-going cash requirements.  We intend to raise such financing through sales of our equity securities by way of private placements, and/or the exercise of warrants.  We may also secure additional exploration funding through option or joint venture agreements on our mineral properties; or through the sale of our mineral properties, royalty interests or capital assets, or borrow to meet our working capital requirements.  While we have in the past been able to raise sufficient funds to sustain our exploration programs, there is no assurance that we will continue to be able to do so.  If, for any reason, we are not able to access the capital market, our resources during this period will be limited to cash on hand and any revenues we are able to generate from joint venture or similar arrangements we may hereafter enter into. If we are unable to secure sufficient funds to pursue such proposed acquisitions and exploration to the level desired, we will adjust our proposed activities to reflect the amount of capital available to us after providing for sufficient working capital to maintain our existing operations.  See note titled “Forward Looking Statements” at the end of this report.

Financing - In the past, we have relied in large part on our ability to raise capital from the sale of our securities to fund the acquisition and exploration of our mineral properties.  During 2006 and 2007, increasing precious metal and base metal prices and revived market interest in mineral exploration companies enhanced our ability to raise funding for exploration.  For example, during the 2006 fiscal year we raised $2,604,000 from the sale of our securities through a private placement of 3,720,000 units at $0.70 per unit and additional proceeds of $1,202,800 were raised from the exercise of warrants and options.  During fiscal 2007, we raised gross proceeds of $4,594,000 from the sale of our securities through a private placement of 5,742,500 units at a price of $0.80 per unit and additional proceeds of $171,480 were realized from the exercise of options and warrants.  During the second quarter of 2008 we raised proceeds of $1,539,000 from the sale of our securities through a private placement of 2,565,000 units at $0.60 per unit.  In the latter part of 2008, commodity prices, particularly the price of copper, began a serious decline, eventually falling to a five year low.  Shortly thereafter, we found ourselves in the middle of a global economic crisis, with its actual or threatened bank failures, major international liquidity issues, and a general slowdown leading to a global recession.  These events also fed into both the decline in commodity prices and a decline in the share prices of most public companies including in particular junior resource stocks such as ours.  This greatly reduced our ability to raise capital.  We have been able to raise additional capital in private placements, but only at significantly lower prices, with less favourable terms, with smaller amount of proceeds and significantly higher dilution than our private placements completed in the previous several years.  During the first quarter of 2009 we raised gross proceeds of $783,050 from the sale of our securities through a private placement of 7,830,500 units at $0.10 per unit.  During the second quarter of 2009, we raised additional capital through a private placement of 3,000,000 units at a price of $0.20 per unit for proceeds of $600,000.  Over the past year there has been instability in the global financial situation, volatility in the price of precious metals, and fluctuations in the demand for, and in the prices of base metals, however, the recent increases in the prices of gold, silver and copper is improving the potential for raising capital for mineral exploration.  During the fourth quarter of 2009 the Company received proceeds totaling $1,203,000 from the exercise of warrants for the purchase of 2,265,000 shares at $0.20 per share and 2,500,000 shares at $0.30 per share.

Use Of Proceeds - During fiscal 2007 we completed a private placement and in regulatory filings disclosed that the intended use of the $4,594,000 proceeds would be $3,200,000 for expenditures/exploration on our mineral properties and $1,394,000 for general working capital.  The intended use of proceeds was more than fulfilled as expenditures/exploration on our mineral properties totaled $3,797,308 for the fiscal year ended December 31, 2007.  During the second quarter of 2008, we completed a private placement and in regulatory filings disclosed that the intended use of the $1,539,000 proceeds would be $800,000 for expenditures/exploration on our mineral properties and $739,000 for general working capital. This intended use of proceeds was more than fulfilled as expenditures/exploration on our mineral properties totaled $1,949,405 for the fiscal year ended December 31, 2008.  During the first quarter of 2009, we completed a private placement and in regulatory filings disclosed that the intended use of the $783,050 proceeds would be $400,000 for expenditures/exploration on our mineral properties and $383,050 for general working capital.  This intended use of proceeds was more than fulfilled as exploration/mineral interests costs totaled $594,469 for the first quarter ended March 31, 2009.  During the second quarter of 2009 we raised proceeds of $600,000 through a private placement and disclosed in regulatory filings that the intended use of proceeds would be $350,000 for expenditures/exploration on our mineral properties and $250,000 for general working capital.  This intended use of proceeds was more than fulfilled as exploration/mineral interests costs totaled $243,404 for the second quarter ended June 30, 2009, $239,275 for the third quarter ended September 30, 2009 and $215,313 for the fourth quarter ended December 31, 2009.

Anticipated Capital Requirements - Based on the funds on hand, we anticipate that it will be necessary to raise additional financing during 2010 in order to fund our ongoing general operations and exploration for the next year.  In relation to exploration programs, management will work to secure additional funds by means of equity financings, exercise of warrants, and/or joint venture or sale of certain mineral properties in order to fund our proposed exploration program at the Los Zorros property in Chile.

While we have in the past been able to raise sufficient funds to sustain our exploration programs, there is no assurance that we will continue to be able to do so.  If, for any reason, we are not able to secure equity financings, our resources during this period will be limited to cash on hand and any revenues we are able to generate from joint venture or similar arrangements we may hereafter enter into.  If we are unable to secure sufficient funds to pursue exploration to the level desired, we will adjust our proposed activities to reflect the amount of capital available to us after providing for sufficient working capital to maintain our existing operations.  Since we own our interests in the majority of our mineral properties, we do not have any significant capital obligations to third parties to maintain our property interests other than the payment of periodic patent and other government fees and the option payments listed under the “Table of Contractual Obligations” (see below).  Our anticipated cash requirements for the year are primarily comprised of the anticipated costs of conducting our exploration programs, our administrative overhead and the obligations listed under the “Table of Contractual Obligations” (see below) and other operating expenses in the normal course of business. See note titled “Forward Looking Statements” at end of this report.

Table of Contractual Obligations - The following table summarizes our contractual obligations at April 16, 2010 and the effect these obligations are expected to have on our liquidity and cash flows in future periods.

Contractual Obligations	Payment Due By Period
	Total	Less than a year	1-3 Years	4-5 Years	After 5 Years
Porvenir Option (1) Option Payments	US$1,000,000	US$1,000,000
Rojas Option (2) Option Payment	US$150,000	US$150,000
Hochschild Purchase (3) Advance Royalty	US$200,000	US$100,000	US$100,000
Capital (Finances) Lease Obligations	NIL
Operating Lease Obligations	NIL
Purchase Obligations Equipment	NIL
Other Long-term Liabilities	NIL
Total Contractual Obligations and Commitments	Option Payments US$1,150,000 Advance Royalty US$200,000 (3)	Option Payments US$1,150,000 Advance Royalty US$100,000 (3)	Advance Royalty US$100,000 (3)

(1) These are option payments (US$38,500 and US$961,500) pursuant to an option to purchase mineral property forming a 2,138-hectare portion of our INCA Property under the Unilateral Option Purchase Contract dated March 31, 2006 and as revised March 31, 2008 between Sociedad Contractual Minera Porvenir and our subsidiary Minera Samex Chile S. A.  While we are not obliged to make these payments, it will be necessary to do so if we wish to preserve our interest in this portion of the property (see Note 3 “Mineral Interests” to the Consolidated Financial Statements) (see “Mineral Property Summaries” - “INCA Project”).

(2) This is an option payment pursuant to an option to purchase mineral property forming a 20-hectare portion of our INCA Property under the Unilateral Option Purchase Contract dated May 25 2006 between Oscar David Rojas Garin and our subsidiary, Minera Samex Chile S.A.  While we are not obliged to make this payment, it will be necessary to do so if we wish to preserve our interest in this portion of the property (see Note 3 “Mineral Interests” to the Consolidated Financial Statements) (see “Mineral Property Summaries” - “INCA Project” for details).

(3) Pursuant to the exercise of an option and the related Purchase Contract dated October 27, 2006 between our subsidiary, Minera Samex Chile S.A. and Compañia Minera y Comercial Sali Hochschild S.A., SAMEX holds 100% interest (subject to an NSR royalty) in concessions covering a 209-hectare portion (Milagro area) of our Los Zorros Property.  Pursuant to the option/purchase agreement, if the concessions are not in production by December 31, 2007, advance royalty payments of US$100,000 per year are required for five years (by February 29, 2008 (paid), by March 1, 2009 (paid), by March 1, 2010 (which has been paid), by March 1, 2011, and by March 1, 2012) to a maximum of US$500,000, or until the commencement of commercial exploitation.  The advance royalty payments are recoverable from future royalty payments.  SAMEX is not obligated to pay the advance royalty if it elects to return the concessions to the previous owner (see “Mineral Property Summaries” - “Los Zorros Property” for details).

Stock Options - Under the Company’s “rolling” Stock Option Plan approved by shareholders and accepted by the TSX Venture Exchange, the Company may reserve up to 10% of its issued and outstanding shares for issuance (less any shares already issued under existing stock options).  At December 31, 2009, 8.92% of the Company’s issued and outstanding shares were reserved for stock options.  At December 31, 2009 options were outstanding to acquire 8,640,000 shares as follows:

Optionee	Date of Option	# of Shares	Price	Expiry Date
Jeffrey Dahl	April 20, 2005 May 2, 2006 Feb 23, 2007 Sep 4, 2009	350,000 300,000 270,000 625,000	$0.40 $0.85 $0.84 $0.20	April 20, 2015 May 2, 2016 Feb 23, 2017 Sep 4, 2019
Peter Dahl	April 20, 2005 May 2, 2006 Feb 23, 2007 Sep 4, 2009	350,000 150,000 150,000 400,000	$0.40 $0.85 $0.84 $0.20	April 20, 2015 May 2, 2016 Feb 23, 2017 Sep 4, 2019
Robert Kell	April 20, 2005 May 2, 2006 Feb 23, 2007 Sep 4, 2009	350,000 300,000 275,000 625,000	$0.40 $0.85 $0.84 $0.20	April 20, 2015 May 2, 2016 Feb 23, 2017 Sep 4, 2019
Larry McLean	April 20, 2005 May 2, 2006 Feb 23, 2007 Sep 4, 2009	350,000 300,000 250,000 625,000	$0.40 $0.85 $0.84 $0.20	April 20, 2015 May 2, 2016 Feb 23, 2017 Sep 4, 2019
Allen Leschert	April 20, 2005 May 2, 2006 Feb 23, 2007 Sep 4, 2009	350,000 150,000 150,000 400,000	$0.40 $0.85 $0.84 $0.20	April 20, 2015 May 2, 2016 Feb 23, 2017 Sep 4, 2019
Brenda McLean	April 20, 2005 May 2, 2006 Feb 23, 2007 Sep 4, 2009	175,000 150,000 75,000 250,000	$0.40 $0.85 $0.84 $0.20	April 20, 2015 May 2, 2016 Feb 23, 2017 Sep 4, 2019
Philip Southam	April 20, 2005 May 2, 2006 Sep 4, 2009	30,000 70,000 150,000	$0.40 $0.85 $0.20	April 20, 2015 May 2, 2016 Sep 4, 2019
Francisco Vergara	May 2, 2006 Sep 4, 2009	50,000 150,000	$0.85 $0.20	May 2, 2016 Sep 4, 2019
Manuel Avalos	May 2, 2006 Sep 4, 2009	100,000 150,000	$0.85 $0.20	May 2, 2016 Sep 4, 2019
Jorge Humphreys	May 2, 2006	20,000	$0.85	May 2, 2016
Jean Nicholl	May 2, 2006 Sep 4, 2009	20,000 50,000	$0.85 $0.20	May 2, 2016 Sep 4, 2019
Jorge Espinoza	May 2, 2006	30,000	$0.85	May 2, 2016
Gerald Rayner	Sep 24, 2007	50,000	$0.80	Sep 24, 2012
Adrian Douglas	Dec 20, 2007 Jan 15, 2009 Sep 4, 2009	60,000 60,000 30,000	$0.70 $0.20 $0.20	Dec 20, 2012 Jan 15, 2014 Sep 4, 2019
Patricio Kyllmann	Sep 4, 2009	100,000	$0.20	Sep 4, 2019
Steve Buckley	May 1, 2008	150,000	$0.65	Jan 31, 2010

Research and Development, patents and licenses, etc. - We are a mineral exploration company and we do not carry on any research and development activities.

Trend Information - We anticipate that the price of gold, silver, and copper will continue to be volatile, but will generally increase over the next year which should enable us to secure additional equity financing.  Metal prices cannot be predicted with accuracy and our plans will be largely dependant upon the timing and outcome of metal markets, particularly the price of gold, silver and copper which is entirely outside of our control.  See note titled “Forward Looking Statements” at the end of this report.

The prices of precious metals and base metals fluctuate widely and are affected by numerous factors beyond our control, including expectations with respect to the rate of inflation, relative strength of the U.S. dollar, Chilean Peso and of other currencies as against the Canadian Dollar, interest rates, and global or regional political or economic crisis.  The demand for and supply of precious metals and base metals may affect precious metals and base metals prices but not necessarily in the same manner as supply and demand affect the prices of other commodities.  If metal prices are weak, it is more difficult to raise financing for our exploration projects.  There is no assurance our attempts to attract capital will be successful.  Failure to attract sufficient capital may significantly affect our ability to conduct our planned exploration activities. Conversely, when metal prices are strong, competition for possible mineral properties increases as does the corresponding prices for such prospective acquisitions and the cost of drilling and other resources required to conduct exploration activities.

We have followed the policy of, at year end, writing down to nominal value any of our mineral properties on which we have not conducted any significant exploration activities during that fiscal year and do not plan to conduct exploration activities within the current year, regardless of our long term view of the prospects of the particular property.  Since our future exploration activities are dependent upon a number of uncertainties including our ability to raise the necessary capital (which is in turn affected by external factors such the prices of precious and base metals), we may be required, by application of this accounting policy, to write down other properties now shown as an asset in our consolidated financial statements to nominal value, even though we may intend to conduct future exploration activities on them after the current fiscal period.

Off Balance Sheet Arrangements - We do not have any material off-balance sheet arrangements out of the ordinary course of business other than verbal employment or consulting agreements with our executives.

Disclosure Controls and Procedures - The Chief Executive Officer and Chief Financial Officer of the Company evaluated the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2009 and concluded that as of such date, the Company’s disclosure controls and procedures were adequate and effective to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities.  During the period covered by this report, there were no significant changes in the Company’s internal controls or in other factors that materially adversely affected, or are reasonably likely to materially adversely affect, the Company’s internal control over financial reporting.

Audit Committee & Compensation Committee - The Audit Committee is governed by the Company’s Audit Committee Charter. The Audit Committee is composed of director, Larry McLean, Vice President, Operations and Chief Financial Officer of the Company who is not independent, and directors, Peter Dahl and Allen Leschert (non-executive directors of the Company) who the Board of Directors have determined to be independent in accordance with the requirements of our Audit Committee Charter. All three members have been directors of the Company since 1995 and have, in the course of their duties, engaged in the review and analysis of - and/or have actively supervised persons engaged in the preparation, auditing and analysis of - numerous interim and annual financial statements for the Company, as well as for other public companies for which they have served as directors or officers.  Allen Leschert, who serves as committee chairman, also has more than 20 years experience as a securities lawyer.  In addition to holding a law degree, he also holds a B. Comm. (with distinction), specializing in Corporate Finance and Accounting.  All three of the Audit Committee members are “financially literate”.  The Audit Committee’s primary function is to review the annual audited financial statements with the Company’s auditor prior to presentation to the Board.  The audit committee also reviews the Company’s interim un-audited quarterly financial statements prior to finalization and publication.

Our Compensation Committee is composed of non-executive directors, Peter Dahl and Allen Leschert, and executive director, Larry McLean.  The Compensation Committee was established to assist and advise the Board of Directors with respect to any and all matters relating to the compensation of the executive officers of the Company or other such persons as the Board may request from time to time.

Employees, Salaries, Payments to Related Parties - During 2009 we had from 18 to 21 employees, the majority of which were involved in activity on our mineral properties in Chile.  By comparison, we had from 22 to 26 employees during 2008.  Salaries, for employees who are also directors or officers of the Company, totaled $434,000 during the year ended December 31, 2009, a $130,400 portion of which was capitalized to mineral interests (compared to fiscal 2008 when their salaries totaled $443,614, a $140,014 portion of which was capitalized).   Allen D. Leschert, one of our directors, provides legal services to us through Leschert & Company Law Corporation.  Leschert & Company charged $17,650 for legal services during the fiscal year ended December 31, 2009.

No Exposure to Non-Recourse Loans, Derivatives or Liquidity Problems  - Our working capital and excess cash are immediately redeemable at any time and are not exposed to the liquidity problems associated with certain short-term investments such as asset-backed securities.  The Company does not have any joint venture agreements on any of its mineral properties whereby the Company is exposed to non-recourse loans.  SAMEX Mining Corp. is not a party to, nor bound by any agreement, document or instrument whereby the Company’s interest in mineral properties may be reduced or diluted, or whereby the Company may incur any other liabilities or obligation as a direct or indirect result of any derivative embedded in any agreement, document or instrument.

Additional Disclosure For Venture Issuers Without Significant Revenue - The information required by National Instrument 51-102 is disclosed in the attached consolidated financial statements to which this Management Discussion & Analysis relates.

QUARTER BY QUARTER SUMMARY

Summary For The First Quarter Of 2009 - For The Three Months Ended March 31, 2009

During the first quarter of 2009 the Company resumed exploration work at its Los Zorros gold project in Chile and also conducted some preliminary sampling and assaying at our Chimberos silver/gold prospect in Chile.  The Company also continued compiling and interpreting the results from the Phase I exploration program at the INCA project and conducted property visits on the INCA Project for companies who expressed interest in possible joint-ventures on the project.   We also made an option payment and an advance royalty payment related to our mineral properties in Chile, and completed a private placement financing raising gross proceeds of $783,050. We were also involved in the preparation and audit of the Company’s Financial Statements and Annual Report, and in preparing the Information Circular and documents for the Company’s Annual General Meeting on May 26, 2009.

Exploration Program Underway - Los Zorros Gold Project, Chile  - News Release No. 5-09 dated March 25, 2009 reported: SAMEX has resumed exploration work at its Los Zorros gold project in Chile.  The work will build upon and advance the numerous quality targets identified during the Phase I program, with particular focus on the Company’s high-grade gold discovery within the Nora target area (previously reported in News Releases No. 2-05, No. 8-05, No. 9-05).  SAMEX will also advance the Cinchado target area that includes the old San Pedro gold mine (see Target IV in News Release No. 1-04).

The Los Zorros project encompasses a large (approximately 80 square kilometers), highly prospective district of historic gold workings/mines.  As reported in previous news releases, Phase I exploration yielded significant results including:

•

Nora - DDH-N-04-05, 15.96 g/mt gold over 7.66 meters (0.51 oz/mt gold over 25.12 ft.) - trenches TN-9 0.757 g/mt gold over 131 meters, TN-3 0.558 g/mt gold over 117 meters

•

Milagro

- DDH-ML-04-01, 2.579 g/mt gold over 4.4 meters.

•

West Florida - trench TMW-10, 0.405 g/mt gold over 138 meters.

•

Cinchado - values ranging from 0.05 to 9.5 g/mt gold in 151 rock-chip samples of breccia in the open-cut of the old San Pedro mine.

These encouraging results provide important guides for the current exploration that is focused on designing future exploration drilling programs.  Although gold is the primary focus of SAMEX’s exploration at Los Zorros, important values of silver and copper are also present in certain target areas.  More detailed information concerning the specific target areas will be reported in upcoming news releases.

During Phase I exploration work, SAMEX utilized a numbering system (ie. Exploration Area I, II, III, IV, etc) to designate the numerous target areas, in part because broader strategic land acquisition activities were ongoing.  With the Company’s land position now satisfactorily expanded, the Company will be using the historic names of the various mines and landmarks for reference in exploration updates as follows:

•

Exploration Area I

= Lora and Lora S.E.

•

Exploration Area II

= Milagro, Milagro Pampa, Florida and West Florida

•

Exploration Area III = Nora

•

Exploration Area IV = Cinchado

•

Exploration Area V = Salvadora

•

Exploration Area VI = Colorina

•

Exploration Area VII = Virgen del Carmen

A graphics plate including maps and photos can be viewed at the SAMEX web site to provide an overview of the large Los Zorros gold project.

Advance Royalty Payment Made On Los Zorros Property, Chile - On February 27, 2009 the Company made an advance royalty payment of US$100,000 (in Chilean peso equivalent) in relation to a 209-hectare-portion of the Los Zorros property which the Company purchased pursuant to the “Hochschild Option”.  Pursuant to the option/purchase agreement, if the concessions are not in production by December 31, 2007, advance royalty payments of US$100,000 per year are required for five years (by February 29, 2008 (paid), by March 1, 2009 (paid), and by March 1, 2010, 2011, and 2012) to a maximum of US$500,000 or until the commencement of commercial exploitation.  The advance royalty payments are recoverable from future royalty payments.

Private Placement - In March 2009, the Company completed a private placement of 7,830,500 units comprised of one common share and one share purchase warrant at a price of $0.10 per unit for gross proceeds of $783,050.  The warrant entitles the holder to purchase an additional common share at a price of $0.20 per share if exercised at any time during the five-year term of the warrant.  The units are subject to a four-month hold period until July 25, 2009.  Cash finder’s fees of $3,500 in aggregate were paid in relation to the placement of 700,000 of the units.  Director/Officers of the Company purchased an aggregate of 976,000 units of the private placement.  The proceeds of the private placement are for expenditures on the Company’s mineral properties and for general working capital.

Three Properties Abandoned in Bolivia - March 2009 - In light of continuing political uncertainties in Bolivia, the Company decided to reduce a portion of its interests in the country and consequently abandoned three low-priority properties, Walter, Wara Wara and Yaretani.  These properties had been inactive for a number of years and consequently had been written down to a nominal value of $1,000 each.  The Company has minimizing its activities in Bolivia by reducing its Bolivian office, staff and operating expenses to a “care and maintenance” level as the Company does not plan to conduct any exploration during 2009 on its remaining Bolivian properties.  The Walter Property that was abandoned was the only asset of the Company’s Bolivian subsidiary Minas Bolivex S.A. (“Bolivex”).

Payment Terms Revised On Araya Option, INCA Project, Chile - On March 31, 2009, the Company made an option payment of US$30,000 pursuant to the Araya Option. Under the “Araya Option” the Company can acquire 100% interest in concessions covering a 45-hectare portion of the Inca project.  Effective March 31, 2009, the Optionor agreed to revise the payment terms with respect to the option payment of US$95,477 that was due March 31, 2009 as follows: US$30,000 on March 31, 2009 (paid); US$30,000 on June 30, 2009; and US$35,477 on September 30, 2009.

Option Payments Not Made on Minera Porvenir Option, Parra Option, and Rojas Option, INCA Project, Chile - The Company did not made option payments on the Minera Porvenir Option, the Parra Option, and the Rojas Option which are option agreements that cover portions of the INCA project. See “INCA Property, Chile” - “Option Payments Not Made On Minera Porvenir Option and Rojas Option”, “Termination Of Parra Option” in the section entitled “Overview Of Results For The Year Ended December 31, 2009” near the beginning of the Management Discussion.

Employees, Salaries, Related Party Transactions - During the first quarter of 2009, we had 21 employees, the majority of which were involved in activities related to our mineral properties in Chile.  By comparison, we had 25 employees during the first quarter of 2008.  Salaries, for employees who are also directors or officers of the Company, totaled $110,783 during the first quarter ended March 31, 2009, a $34,883 portion of which was capitalized to mineral interests (compared to the first quarter of 2008 when their salaries totaled $113,593, a $37,693 portion of which was capitalized).   Allen D. Leschert, one of our directors, provides legal services to us through Leschert & Company Law Corporation.  Leschert & Company charged $1,967 for legal services during the first quarter ended March 31, 2009 (first quarter 2008 - $2,642).

Investor Relations - Investor relations activities during the first quarter were handled by management and included telephone contacts and “Glance” desk-top-sharing presentations with shareholders, brokers and investors, and in-person meetings with brokers and investors in Chile.

Stock Options - During the first quarter ended March 31, 2009, the Company granted a consultant on the Company’s Advisory Board stock options on 60,000 shares at $0.20 per share with a fair value of $6,525.  This stock-based compensation expense of $6,525 was expensed in the category “Consulting” in the consolidated statement of operations and deficit.

During the first quarter, options expired on 205,000 shares at $1.00 per share and options on 30,000 shares at $0.85 per share were cancelled.  No options were exercised during the first quarter.

Warrants - During the first quarter 2009, warrants were issued for the purchase of 7,830,500 shares at $0.20 per share pursuant to the private placement completed during the first quarter.  No warrants were exercised during the first quarter.

Extension Of Warrant Expiry Dates - In January 2009, the expiry date of warrants for the purchase of 1,744,000 shares at $0.78 per share, that were originally issued with a three year term expiring February 13, 2009, was extended for an additional two years until expiry on February 13, 2011. The exercise price of the warrants remains at $0.78 per share.  The expiry date of Warrants for the purchase of 2,871,250 shares at $1.00 per share, that were originally issued with a two year term expiring March 16, 2009, was extended for an additional two years until expiry on March 16, 2011. The exercise price of the warrants remains at $1.00 per share.  The extension of the warrant terms resulted in an incremental increase in the fair value of the warrants of $269,415 which was expensed as a finance charge in the statement of operations and deficit in the category “Finance Fees” (also see Note 6.c (i) “Share Purchase Warrants” and Note 6.d “Contributed Surplus” to the Consolidated Financial Statements).

SECURITIES ISSUED DURING THE FIRST QUARTER ENDED MARCH 31, 2009

Outstanding shares at December 31, 2008 - 81,261,165
Date of Issue	Type of Security	Type of Issue	Number of Shares	Price	Total Proceeds	Type of Consideration	Commission/ Finder’s Fees
March 24/09	Common Shares Warrants	Private Placement	7,830,500 Shares 7,830,500 Warrants	$0.10	$783,050	Cash	$3,500
Outstanding shares at March 31, 2009 - 89,091,665

Directors and Officers of the Company During the First Quarter: Jeffrey P. Dahl - President, CEO & Director, Peter J. Dahl - Chairman & Director, Robert E. Kell - Vice President Exploration & Director, Patricio G. Kyllmann - Director, Allen D. Leschert - Director, Larry D. McLean - Vice President Operations, CFO & Director, Brenda L. McLean - Corporate Secretary.

Summary For The Second Quarter Of 2009 - For The Three Months Ended June 30, 2009

During the second quarter of 2009 the Company continued with gold and silver exploration related to the Nora and Cinchado areas, which are two of the numerous projects that comprise the Company’s wholly owned Los Zorros property in Chile.  In preparation for Phase II drilling, detailed geologic mapping, re-logging of some Phase I drill core, and drafting of cross-sections and drill plans is in progress.   The Los Zorros property covers a district of approximately 80 square kilometers where numerous old gold and silver mines are situated along a trend that demonstrates strong potential for new precious metal discoveries.

Private Placement - In June 2009, the Company completed a private placement of 3,000,000 units comprised of one common share and one share purchase warrant at a price of $0.20 per unit for gross proceeds of $600,000.  The warrant entitles the holder to purchase an additional common share at a price of $0.30 per share if exercised at any time during the five-year term of the warrant which expires June 29, 2014.  The units (3,000,000 shares and 3,000,000 warrants) that were issued are subject to a four-month hold period until October 30, 2009.  The proceeds of the private placement are for expenditures on the Company’s mineral properties and for general working capital.

Option Payments Not Made on Minera Porvenir Option, Parra Option, and Rojas Option, INCA Project, Chile - The Company did not made option payments on the Minera Porvenir Option, the Parra Option, and the Rojas Option which are option agreements that cover portions of the INCA project. See “INCA Property, Chile” - “Option Payments Not Made On Minera Porvenir Option and Rojas Option”, “Termination Of Parra Option” in the section entitled “Overview Of Results For The Year Ended December 31, 2009” near the beginning of the Management Discussion.

However, the Company has continued to make option payments on the Araya Option which also covers a portion of the INCA project.  Under the “Araya Option” (see Note 3) the Company can acquire 100% interest in concessions covering a 45-hectare portion of the Inca project.  Effective March 31, 2009, the Optionor agreed to revise the payment terms with respect to the option payment of US$95,477 due March 31, 2009 as follows:

1) US$30,000 on March 31, 2009 (paid);

2) US$30,000 on June 30, 2009 (paid); and

3) US$35,477 on September 30, 2009 (paid in third quarter).

Annual Meeting - The Company’s Annual General Meeting was held in Abbotsford, BC on May 26, 2009.  Patricio Kyllmann of La Paz, Bolivia, who has been a director of the Company since 1995, decided not to stand for re-election as a director this year. The shareholders passed an ordinary resolution at the meeting to determine the number of directors of the Company at five (5). The following five directors of the Company were again elected for the ensuing year.  Directors and Officers of the Company are: Jeffrey P. Dahl - President, CEO & Director, Peter J. Dahl - Chairman & Director, Robert E. Kell - Vice President Exploration & Director, Allen D. Leschert - Director, Larry D. McLean - Vice President Operations, CFO & Director.  Brenda L. McLean was again appointed as Corporate Secretary.  Audit Committee member are: Larry McLean, Peter Dahl and Allen Leschert.  Compensation Committee members are: Peter Dahl, Allen Leschert and Larry McLean.  The Company wishes to express appreciation and thanks to Patricio Kyllmann for his many years of dedication and service as a director and officer of the Company and looks forward to Mr. Kyllmann’s continued input as an advisor.

Annual Approval of Stock Option Plan -The TSX Venture Exchange (the “Exchange”), under its Stock Option Policy requires listed companies to adopt a stock option plan which must be approved annually by the Company’s shareholders and by the Exchange.  At the Annual General Meeting held on May 26, 2009 the shareholders passed an ordinary resolution giving annual approval to the Company’s “rolling” Stock Option Plan and, subsequently the Exchange also accepted the yearly filing of the Stock Option Plan.  Under the Company’s “rolling” Stock Option Plan, the Company may reserve up to 10% of its issued and outstanding shares for issuance (less any shares already issued under existing stock options).

Form 20F Annual Report Filed With the U.S. SEC - During the second quarter we completed and filed our Form 20F Annual Report, a detailed disclosure document the Company files annually with the United States Securities and Exchange Commission (“SEC”) to register its securities in the US (Form 20-F Registration #0-13391).

Employees, Salaries, Related Party Transactions - During the second quarter of 2009, we had 20 employees, the majority of which were involved in activities related to our mineral properties in Chile.  By comparison, we had 25 employees during the second quarter of 2008.  Salaries, for employees who are also directors or officers of the Company, totaled $109,201 during the second quarter ended June 30, 2009, a $33,301 portion of which was capitalized to mineral interests (compared to the second quarter of 2008 when their salaries totaled $104,110, a $28,210 portion of which was capitalized).   Allen D. Leschert, one of our directors, provides legal services to us through Leschert & Company Law Corporation.  Leschert & Company charged $10,635 for legal services during the second quarter ended June 30, 2009 (second quarter 2008 - $9,123).

Investor Relations - Investor relations activities during the second quarter were handled by management and included telephone contacts and “Glance” desk-top-sharing presentations with shareholders, brokers and investors.

Stock Options - No stock options were granted or exercised during the second quarter ended June 30, 2009.

Warrants - During the second quarter 2009, warrants were issued for the purchase of 3,000,000 shares at $0.30 per share pursuant to the private placement completed during the second quarter.  No warrants were exercised during the second quarter.

SECURITIES ISSUED DURING THE SECOND QUARTER ENDED JUNE 30, 2009

Outstanding shares at March 31, 2009 - 89,091,665
Date of Issue	Type of Security	Type of Issue	Number of Shares	Price	Total Proceeds	Type of Consideration	Commission/ Finder’s Fees
June 29/09	Common Shares Warrants	Private Placement	3,000,000 Shares 3,000,000 Warrants	$0.20	$600,000	Cash	N/A
Outstanding shares at June 30, 2009 - 92,091,665

Summary For The Third Quarter Of 2009 - For The Three Months Ended September 30, 2009

During the third quarter of 2009 we continued exploration at the “Nora Project” and the “Cinchado Project” of our Los Zorros Property in Chile which hosts a number of highly prospective project areas that we are exploring for gold deposits.  Detailed geologic mapping, re-logging of some Phase I drill core, and drafting of cross-sections and drill plans is being conducted in preparation for the second phase of drilling in these two project areas.  During the third quarter, the Company introduced the use of “video-grams” to help communicate our exploration activities; we also learned that a drill program had commenced on concessions adjacent to our Chimberos Gold/Silver Property in Chile; and we completed the final option payment to acquire the Providencia Mine concessions situated within the greater INCA project area.

Introducing “Video-grams” - During the third quarter, SAMEX implemented the use of "video-grams" as an audio-visual communications medium that will be utilized in conjunction with news releases and upcoming website enhancements.  The "video-grams" are high resolution screen-casts that will include descriptive narratives, video, photographs, maps and graphics to assist shareholders and investors in understanding the Company's gold/silver exploration projects.  We are pleased with the opportunity to enhance our communication capabilities with this very cost effective medium.  “Video-grams” will be created in-house and will be posted to the Company's website from time to time and accompany technical exploration updates and graphic plates as appropriate.  A video-gram entitled “Introducing Video-grams” has been posted on the Company’s website (www.samex.com) to illustrate this medium.  "We believe these brief “video-grams” will be an excellent way to help communicate our exploration activities to investors”.

“Los Zorros Gold Property Overview” Video-Gram - A new video-gram entitled “Los Zorros Gold Property Overview” was added to the SAMEX website at www.samex.com.  The video-gram utilizes maps, photographs and graphics to provide a brief overview of the Company’s Los Zorros property in Chile.

The Los Zorros Property covers approximately 80 square kilometers of an old mining district of numerous small, gold, silver and copper mines and showings.  This single property holding hosts a number of highly prospective project areas such as the “Nora Project”, the “Cinchado Project”, the “Milagro Pampa Project ” and the “Milagro Project” that are being explored for gold deposits by SAMEX.  Each of these targets represent an important separate project area for SAMEX. In addition, numerous other mineralized areas, which have yet to be rigorously investigated and explored, have also been identified within the property position and in close vicinity to these major gold targets.  The “Los Zorros Gold Property Overview” video-gram is designed to acquaint the viewer with the location of various prospective areas within the property.

A common exploration strategy is to explore for new mineral deposits in areas where minerals have previously been found or mined and it’s not unusual for numerous ore deposits to be clustered in districts or along trends.  With these concepts in mind, SAMEX is exploring for multiple precious metal deposits that may be clustered beneath the widespread gold, silver and copper occurrences in this old mining district.

Information in the “Los Zorros Gold Property Overview” video-gram is summary in nature and should be considered together with more detailed documents and information upon which it is based that can be viewed in the Company’s publicly filed documents at www.sedar.com and the SAMEX website at www.samex.com.

Final Payment Completed To Acquire Providencia Mine Concessions - INCA Project, Chile - SAMEX completed the final option payment under the “Araya Option” to acquire the Providencia Mine concessions situated within the greater INCA project area.  These concessions cover one of the stronger mineralized areas identified during phase I exploration at the INCA project including the Providencia copper breccia pipe, a swarm of sheeted veins, and other tourmalinized/silicified breccia bodies and pipes.  With this acquisition and its other land holdings, SAMEX holds what it considers to be the most prospective and strategic concessions within the INCA project area.

Option Payments Not Made on Minera Porvenir Option, Parra Option, and Rojas Option, INCA Project, Chile - The Company did not made option payments on the Minera Porvenir Option, the Parra Option, and the Rojas Option which are option agreements that cover portions of the INCA project.  See “INCA Property, Chile” - “Option Payments Not Made On Minera Porvenir Option and Rojas Option”, “Termination Of Parra Option” in the section entitled “Overview Of Results For The Year Ended December 31, 2009” near the beginning of the Management Discussion.

Employees, Salaries, Related Party Transactions - During the third quarter of 2009, we had 18 employees, the majority of which were involved in activities related to our mineral properties in Chile.  By comparison, we had 26 employees during the third quarter of 2008.  Salaries, for employees who are also directors or officers of the Company, totaled $107,154 during the third quarter ended September 30, 2009, a $31,254 portion of which was capitalized to mineral interests (compared to the third quarter of 2008 when their salaries totaled $114,867, a $38,967 portion of which was capitalized).   Allen D. Leschert, one of our directors, provides legal services to us through Leschert & Company Law Corporation.  Leschert & Company charged $nil for legal services during the third quarter ended September 30, 2009 (third quarter 2008 - $2,163).  During the third quarter, the Company granted stock options to directors and officers of the Company on 2,925,000 shares at a price of $0.20 per share.

Directors and Officers of the Company during the third quarter were: Jeffrey P. Dahl - President, CEO & Director, Peter J. Dahl - Chairman & Director, Robert E. Kell - Vice President Exploration & Director, Allen D. Leschert - Director, Larry D. McLean - Vice President Operations, CFO & Director, Brenda L. McLean - Corporate Secretary.

Investor Relations - Investor relations activities during the third quarter were handled by management and included telephone contacts and “Glance” desk-top-sharing presentations with shareholders, brokers and investors.  Meetings were also conducted  in Toronto and in Santiago, Chile.

Warrants - During the third quarter, warrants expired on 400,000 shares at $1.10 per share.  No warrants were issued during the third quarter.

Stock Options - Over the past year, numerous stock options of directors, officers, consultants and employees of the Company expired or were cancelled on more than 2,350,000 shares.  Under the Company’s “rolling” Stock Option Plan approved by shareholders and accepted by the TSX Venture Exchange, the Company may reserve up to 10% of its issued and outstanding shares for issuance (less any shares already issued under existing stock options).  In accordance with the Stock Option Plan, during the third quarter the Company granted options on 630,000 shares at $0.20 per share to consultants and employees of the Company, and options to directors and officers of the Company on 2,925,000 shares at a price of $0.20 per share. The grant of these options resulted in a stock-based compensation expense totaling $515,950 determined based on the fair value of the options at the grant date using the Black-Scholes option pricing model.  The options have a ten-year term which will expire September 4, 2019.

During the third quarter, the following stock options expired or were terminated: 60,000 shares at $0.50 per share; 945,000 shares at $1.10 per share; 150,000 shares at $0.85 per share; and 125,000 shares at $0.84 per share.

NO SECURITIES WERE ISSUED DURING THE THIRD QUARTER ENDED SEPTEMBER 30, 2009

Outstanding shares at September 30 , 2009 - 92,091,665

Summary For The Fourth Quarter Of 2009 - For The Three Months Ended December 31, 2009

During the fourth quarter of 2009 we continued exploration at the “Nora Project” and the “Cinchado Project” of our Los Zorros Property in Chile. We also reported during the fourth quarter, that exploration drilling was being conducted on neighboring concessions adjacent to concessions that we hold at our Chimberos Gold/Silver Property in Chile.  The Company also conducted meetings and property tours at our Inca Property for mining companies interested in that property.  During the fourth quarter, the Company received proceeds of $1,203,000 through the exercise of warrants.

For more details concerning the Los Zorros Property, the Chimberos Gold Property, and the INCA Property, see the following categories in the section entitled “OVERVIEW OF RESULTS FOR THE YEAR ENDED DECEMBER 31, 2009” near the beginning of the Management Discussion:

“Los Zorros Property, Chile” - “SAMEX Defines Significant Gold Exploration Target At Cinchado Gold Project”

“Chimberos Gold/Silver Property, Chile” - “Drilling In Progress Adjacent To Samex's Chimberos Gold/Silver Property, Chile”

“INCA Property, Chile” - “Providencia Mine Concessions Acquired”; “Option Payments Not Made On Minera Porvenir Option and Rojas Option”, “Termination Of Parra Option”; “Seeking Joint Venture Or Sale Of All Or A Portion Of The INCA Property”

Employees, Salaries, Related Party Transactions - During the fourth quarter of 2009, we had 18 employees, the majority of which were involved in activities related to our mineral properties in Chile.  Salaries, for employees who are also directors or officers of the Company, totaled $106,862 during the fourth quarter ended December 31, 2009, a $30,962 portion of which was capitalized to mineral interests.  Allen D. Leschert, one of our directors, provides legal services to us through Leschert & Company Law Corporation.  Leschert & Company charged $5,048 for legal services during the fourth quarter ended December 31, 2009.

Directors and Officers of the Company during the fourth quarter were: Jeffrey P. Dahl - President, CEO & Director, Peter J. Dahl - Chairman & Director, Robert E. Kell - Vice President Exploration & Director, Allen D. Leschert - Director, Larry D. McLean - Vice President Operations, CFO & Director, Brenda L. McLean - Corporate Secretary.

Investor Relations - Investor relations activities during the fourth quarter were handled by management and included telephone contacts and “Glance” desk-top-sharing presentations with shareholders, brokers and investors.

Stock Options - During the fourth quarter, no stock options were granted or exercised, and no stock options expired during the fourth quarter.

Warrants - During the fourth quarter the Company received proceeds totaling $1,203,000 from the exercise of warrants for the purchase of 2,265,000 shares at $0.20 per share and 2,500,000 shares at $0.30 per share.  No warrants were issued during the fourth quarter.

SECURITIES ISSUED DURING THE FOURTH QUARTER ENDED DECEMBER 31, 2009

Outstanding shares at September 30 , 2009 - 92,091,665
Date of Issue	Type of Security	Type of Issue	Number of Shares	Price	Total Proceeds	Type of Consideration	Commission/ Finder’s Fees
Nov 12/09	Common Shares	Warrant Exercise	2,500,000	$0.30	$750,000	Cash	N/A
Nov 12/09	Common Shares	Warrant Exercise	2,100,000	$0.20	$420,000	Cash	N/A
Nov 18/09	Common Shares	Warrant Exercise	40,000	$0.20	$8,000	Cash	N/A
Nov 25/09	Common Shares	Warrant Exercise	100,000	$0.20	$20,000	Cash	N/A
Dec 4/09	Common Shares	Warrant Exercise	25,000	$0.20	$5,000	Cash	N/A
Outstanding shares at December 31, 2009 - 96,856,665

SUBSEQUENT TO THE YEAR ENDED DECEMBER 31, 2009

Warrants Exercised - Subsequent to the year ended December 31, 2009, the Company received proceeds of $187,000 from the exercise of warrants for the purchase of 935,000 shares at $0.20 per share.

SECURITIES ISSUED SUBSEQUENT TO THE YEAR ENDED DECEMBER 31, 2009

Outstanding shares at December 31, 2009 - 96,856,665

Date of Issue	Type of Security	Type of Issue	Number of Shares	Price	Total Proceeds	Type of Consideration	Commission/ Finder’s Fees
Jan 4/10	Common Shares	Warrant Exercise	35,000	$0.20	$7,000	Cash	N/A
Jan 14/10	Common Shares	Warrant Exercise	750,000	$0.20	$150,000	Cash	N/A
Feb 15/10	Common Shares	Warrant Exercise	100,000	$0.20	$20,000	Cash	N/A
Apr 12/10	Common Shares	Warrant Exercise	50,000	$0.20	$10,000	Cash	N/A
Outstanding shares at the date of this report - April 16, 2010 - 97,791,665

MINERAL PROPERTY SUMMARIES

LOS ZORROS PROPERTY, Chile

The Los Zorros Property in the Atacama region of northern Chile is located approximately 60 kilometers south of the city of Copiapo, Chile.  The property is accessed by vehicle by driving approximately 60 kilometers south of the city of Copiapo on the paved, two-lane Pan American Highway (Highway 5) then traveling 5.5 kilometers east on a government maintained dirt road to the western boundary of the property and a further 4 kilometers to the Company’s exploration camp.  Although gold is the primary focus of SAMEX’s exploration at Los Zorros, important values of silver and copper are also present in certain target areas.

The Los Zorros Property includes approximately 80 square kilometers of a little-explored old mining district of numerous small, gold, silver and copper mines and showings.  The Los Zorros property covers the entire breadth of a regional anticlinorium in an area that is the locus of younger intrusive activity which intruded up through the fold-deformed lower Cretaceous section of volcaniclastic, siliclastic, and limestone formations and intrusive diorite sills.  This younger intrusive activity likely spawned the significant mineralized areas being explored by SAMEX including: the Nora and Milagro Projects (gold), Milagro Pampa Project (copper-gold-silver), Cinchado and Lora Projects (gold and copper-gold), and many outlying occurrences yet to be systematically explored including: La Florida and Lora Southeast (gold and copper-gold), Virgen de Carmen and Colorina (copper-silver), and Salvadora (barite vein swarm).  The combined features and geologic setting at the Los Zorros Property are similar to features and setting associated with the numerous gold deposits of the Carlin District and the Eureka-Battle Mountain Trends in Nevada, USA.   These important and intriguing geologic features at Los Zorros may be associated with multiple precious metal deposits, which SAMEX plans to pursue with aggressive exploration.

During 2004, we completed 8,617 meters of diamond core drilling in 26 holes, 10,800 meters of bulldozer trenching in 65 trenches and more than 3,100 trench and surface samples/assays; and an additional 1,865 meters of trenching (10 trenches/559 samples) during 2005.  Phase I exploration work was conducted on only a portion of the target/project areas that we have identified to-date at Los Zorros.  During Phase I exploration, SAMEX utilized a numbering system (ie. Exploration Area I, II, III, IV, etc) to designate the numerous target areas, in part because broader strategic land acquisition activities were ongoing.  With the Company’s land position now satisfactorily expanded, the Company is using the historic names of the various mines and landmarks to identify the various project areas as follows:

•

Exploration Area I = Lora and Lora S.E.

•

Exploration Area II

= Milagro, Milagro Pampa, Florida and West Florida.

•

Exploration Area III = Nora

•

Exploration Area IV = Cinchado

•

Exploration Area V = Salvadora

•

Exploration Area VI = Colorina

•

Exploration Area VII = Virgen del Carmen

Our Phase I exploration yielded significant results including:

•

Nora - DDH-N-04-05, 15.96 g/mt gold over 7.66 meters (0.51 oz/mt gold over 25.12 ft.) - Trench TN-9 with 0.757 g/mt gold over 131 meters, Trench TN-3 with 0.558 g/mt gold over 117 meters

•

Milagro - DDH-ML-04-01, 2.579 g/mt gold over 4.4 meters.

•

West Florida - trench TMW-10, 0.405 g/mt gold over 138 meters.

•

Cinchado - values ranging from 0.05 to 9.5 g/mt gold in 151 rock-chip samples of breccia in the open-cut of the old San Pedro mine.

SAMEX resumed exploration at the Los Zorros Property in 2009.  The encouraging results from phase I exploration, trenching and drilling during 2004-2005 provide important guides for our current exploration that is focused on designing future exploration drilling programs for these areas.  As described below, the Los Zorros property contains numerous significant project areas on a single property holding and thus represents a very important, strategic opportunity for SAMEX.

Cinchado - Our exploration work at the Los Zorros Property during 2009 identified a significant gold exploration target in the Cinchado Project area of the property.  Our news release No. 1-10 reported the following: SAMEX Defines Significant Gold Exploration Target At Cinchado Gold Project - Los Zorros Property, Chile - SAMEX has identified a significant Carlin-type breccia- and sediment-hosted gold exploration target in the Cinchado Project area of its Los Zorros Property in Chile.  The target is positioned in a large down-faulted structural block adjacent to an up-thrown fault block containing a wedge-shaped breccia body.  This 40-meter thick breccia was historically exploited for gold on a small scale at the San Pedro mine.  Detailed exploration work by SAMEX indicates that the gold-mineralized breccia of the San Pedro mine may be a small, faulted-off portion of a more extensive breccia body at a drilling depth of 250 to 300 meters beneath the Cerro (Mt.) Cinchado area.

In SAMEX’s proposed exploration model, the gold target is described as a thick, 400-meter by 700-meter tabular-shaped breccia zone within a largely intact, sizeable structural block.  Based on these dimensions, a 40-meter thickness and an assumed historic 3-gram gold grade of the San Pedro Mine breccia, the target area would be permissive for 30 to 40 million metric tonnes grading 2 to 3 grams/tonne gold, likely with a significant credit in copper and possibly some silver.  If drilling were to discover that the breccia extends down into a steep, large breccia pipe - which is a viable geologic possibility - the target could be considerably larger.  Readers are cautioned that the potential quantity and grade of the target is conceptual in nature.  There has been insufficient exploration to define a mineral resource and it is uncertain if further exploration will result in discovery of a mineral resource within the Cinchado breccia target. The target is based on a model developed by the Company using available geological information which, although thought by the Company to be a reasonable explanation for the occurrence of identified mineralization in the Cinchado area, has yet to be proven by drilling and other exploration activities.

The San Pedro Mine is situated at the south end of Cerro Cinchado, a prominent, isolated mountain.  A review of the results of numerous surface, underground chip and bulk samples taken by the previous owner during underground mining activities between 1979 and 1987, and before the onset of open-cut mining, show historical gold grades in the breccia ranging from 0.2 to 37 grams/tonne with an average grade of around 3.2 grams/tonne.  A former mine operator who conducted open cut mining of the breccia from 1991 to 1993 also reported an average grade of just over 3 grams/tonne.  These historic results have not been verified by SAMEX.  However, continuous rock-chip sampling by SAMEX of breccia exposures left around the pit walls (71 samples) gave an average gold content of 1.905 g/mt and a range of gold values of 0.037 to 9.5 grams/tonne with 38 of the samples (53%) containing greater than 1 gram/tonne gold.

The breccia of the San Pedro mine is composed of clasts including jasperoid silica, altered calcareous siltstone, skarn, several igneous rock types, limestone, and breccia.  The gold-mineralized breccia body is a nearly flat to gently dipping wedge-shaped body which can be traced out eastward to distal parts with negligible gold content, but containing a characteristic suite of anomalous Cu, Ag, Zn and anomalous pathfinder metals (As, Sb, Hg) with much coarse-bladed barite deposition.

Of particular importance, geologic mapping has found that these same distal features (including a zone of breccia/brecciated limestone in-filled with abundant coarse-bladed barite, jasperoid mantos layers, jasperoid (+/-barite) veins/veinlets with anomalous copper and pathfinder metal content) can be traced in outcrop in continuous fashion for 1,200 meters semi-circular distance around the entire east and north sides of Cerro Cinchado (the down-faulted block).   The evidence in these distal outcrops provides significant credence for the gold exploration target defined at Cinchado.  Jeffrey Dahl, President and CEO remarked, “The San Pedro breccia and these distal breccia outcrops could be the flared-out edge to a large, central, mineralized breccia beneath the dome-shaped Cerro Cinchado - this may be just the tip of the iceberg.  If our exploration confirms this model, it could have a very positive impact on the Company.”  A video-gram entitled “Cinchado Gold Project” and a related graphics plate with map-views, photos and cross-sections has been posted on the SAMEX website at www.samex.com.

Cinchado is only one of several highly prospective project areas that SAMEX is exploring at the Los Zorros Property.

Below are summaries/histories of other important exploration project areas within the Los Zorros property that we identified during our first phase of exploration in 2004 and 2005 and that we will be further exploring:

NORA, High-Grade Gold Target - Nora is a large area hosting a complex swarm of numerous copper-gold-mineralized barite veins and a series of broad zones of anomalous gold we exposed by trenching.  The upper oxide parts of some principal veins of the swarm have been mined historically on a small scale for gold, copper and barite.  Exploration work we carried out at Nora during 2004 included: geologic mapping and surface outcrop rock-chip sampling mostly across principal vein structures (193 samples), approximately 2,000 meters of trenching (14 trenches/520 channel samples), and 3,799.5 meters of core drilling in 10 holes, and during 2005, an additional 1,865 meters of trenching (10 trenches/559 samples).

During phase I drilling at Nora, an impressive, mantos-style (layered), high-grade gold intersection (15.96 g/mt gold over 7.66 meters or 0.51 oz/mt over 25.12 ft.) was made in drill hole DDH-04-05.  The intersected gold mineralization occurs in a complicated package of volcaniclastic detrital rocks, volcanic breccia, and minor siliclastic sedimentary rocks.  The highest grades of gold occur within a distinctly layered clastic sequence and specifically within two, closely spaced, unique black-matrix breccia sub-intervals which have been silicified and contain abundant disseminated pyrite and minor chalcopyrite.  A 250-meter wide alteration halo surrounds the gold mineralized interval and consists of a narrow outer chloritic zone and thick interior zone of silica-clay-pyrite with scattered veinlets of quartz-pyrite+/-chalcopyrite.  Coincident with the alteration halo are numerous anomalous to highly anomalous values of copper, mercury, and silver and many elevated (>25 ppb to <100 ppb range) to anomalous (>100 ppb range) gold values.  This alteration and geochemical expression suggests strong and widespread mineralizing processes were associated with the deposition of the gold-rich interval.

Importantly, the high-grade, gold-mineralized interval is possibly widespread beneath the NORA area.  The substantial width of the haloes of both the associated hydrothermal alteration and anomalous values of copper, mercury, and silver, plus elevated to anomalous gold surrounding the gold-mineralized interval in DDH-N-04-05, indicate a strong mineralizing system that could have produced an extensive gold ore body of moderate- to high-grade nature. This may be supported by the presence at the surface, of numerous copper-gold-mineralized barite veins and a series of north-trending broad zones of anomalous gold exposed by trenching which may be leakage up from the deeper seated, high-grade, gold-mineralized mantos.  These anomalous gold zones may prove to comprise an important guide to deeper seated high-grade gold mineralization.  The area of veins and anomalous gold zones measures 1,200 meters by 1,000 meters and if the gold-rich mantos layer extends beneath much of this prospective area, a large target could be present. This target potential is conceptual in nature, there has been insufficient exploration to define a mineral resource at Nora and it is uncertain if further exploration will result in discovery of a mineral resource within the NORA area.

The high-grade gold mineralization at NORA is only one of several very exciting exploration project areas at the Los Zorros Property.

Milagro - Milagro Mine is an area where gold was previously mined on a small scale via open cut methods and which is marked by strong clay alteration and silicification with abundant iron-oxide minerals.  The gold mineralization occurs in mantos-like layers (intervals of altered tuff units) in a package of andesite flows and diorite sills which are gently dipping and positioned at shallow depths.  PIMA analyses of altered tuff samples from the mine area show mineral assemblages typical of high-level epithermal gold-mineralized systems (opaline, silica, silica-jarosite, alunite-halloysite-montmorillonite, smectite-kaolinite, serecite-pyrophyllite, illite-silica, gypsum-silica and jarosite silica).  The gold mineralization within the small local mine workings occurs with distinct clay alteration and silicification and may be much-more extensive beneath surrounding areas to the previous mining activity.

Phase I drilling at Milagro Mine intersected gold-mineralized mantos and underlying thick hydrothermal breccia that may be part of an important gold zone.  The mantos zone was intersected between drilling depths of 27.0 to 31.7 meters.  The gold content ranges from 1.240 grams/metric tonne to 4.140g/mt and averages 2.579 g/mt gold with a silver average credit of 15.9 g/mt over a true width of 4.4 meters.  Of importance, the gold-mineralized mantos occurs within a very wide halo of strongly anomalous gold values.  The gold mineralization (mantos) of the Milagro Mine area is fortuitously located in an uplifted (horst) block and occurs just below the floor of a gabbro body.  The gravity expression of the dense gabbro body masks the presence of the low-gravity character of the underlying altered rocks which host the gold mineralization.  The surface extent and indications of gold mineralization in the horst block defines a target size of 300 to 400 meters across by 800 meters down dip (easterly).  The mantos interval and better mineralized upper part of the underlying breccia are together approximately 50-meters thick.  If better grade gold-mineralized intervals can be found by drilling, the target dimensions are permissive for 25 million to 35 million metric tons within the uplifted (horst) block.

Milagro Pampa - The Milagro Pampa area hosts a stockwork-veined, sericite-clay-quartz-altered/pyritized gabbro sill with strongly anomalous copper-gold-silver and mercury content which is concealed beneath pampa cover and was discovered during Phase I drilling in hole ML-04-03.  The strong alteration, anhydrite and quartz-pyrite stockwork veining, and highly anomalous copper content intersected suggests that Milagro Pampa is near the center of the intrusive porphyry source of the mineralizing system.  The hole did not quite reach and penetrate through the floor of an altered and mineralized gabbro body, but garnet skarn xenolith blocks comprising the last twenty meters suggest that the hole was stopped near the floor contact with underlying rock.  The strong alteration, pyritization and variable anomalous copper over the entire length of the hole may comprise the outer halo to substantial gold-copper mineralization hosted in altered porphyry and layered skarnoid sedimentary and volcaniclastic rocks that likely underlie the gabbro body.

In light of the gold mineralization being concentrated just below the floor of the gabbro unit at the Milagro Mine, exploration results make a strong case to test for copper-gold mineralization underlying the gabbro in the Milagro Pampa area.  The fault-bounded prospective area of Milagro Pampa measures 1000 meters by 500 meters with the top of the target becoming progressively deeper in a down-dip direction to the east (ranging approximately 400 to 500 meters vertical depth).

West Florida - West Florida is an area where Phase I trenching and sampling exposed silicified and clay-altered quartz-eye porphyritic intrusion with significantly anomalous gold content including a 138-meter interval averaging 0.405 g/mt.  The gold mineralized/altered intrusion intrudes up through a little-altered, thick diorite sill and coincides with a well-defined gravity low.  The surface outcropping, oval-shaped area of gold mineralized quartz-eye porphyritic dacite intrusion encompasses approximately 200 meters wide by 400 meters long.   Similar altered/mineralized porphyritic intrusion outcrops/daylights elsewhere in the vicinity, indicating the target extends over a much greater distance beneath the surrounding area.

Lora - The Lora project at Los Zorros is situated in an area of pampa and low-lying hills with numerous prospected showings of fault-hosted, fracture-controlled and veinleted, oxide-copper mineralization.  Bulldozer trenching exposed a large copper-gold-molybdenum anomaly within variably leached rocks over an area measuring approximately 1,000-meters long and 800-meters wide (open-ended to the east) with anomalous copper (>250 ppm), gold (>100 ppb) and elevated molybdenum (>10 ppm) in trench (see table below) and outcrop samples.

Trench	Length In Meters	Average Copper %	Average Gold ppm*	Average Molybdenum ppm
P-1	106.0	0.105	0.039	20
P-2	219.0	0.252	0.103	13
P-3	213.4	0.186	0.212	33
P-5	67.0	0.266	0.189	20
P-6	110.8	0.145	0.256	12
P-9b	104.3	0.066	0.069	18
P-9c	89.0	0.077	0.018	51
P-16	129.4	0.277	0.149	12
P-18	207.3	0.102	0.081	<2
C-1	199.0	0.069	0.100	<6
LR1-17	51.0	0.051	0.580	17
Weighted average of trench samples in target area		0.151	0.143	17

                                                                                                * Analytical results are reported in parts per million (ppm).  1 ppm = 1 gram/metric tonne (g/mt)

The geologic setting of this target has been disclosed by trenching to be porphyritic diorite and quartz diorite which has been strongly hypogene altered (clay-silica and sericite-pyrite) and cut by later igneous dikes.  Strong supergene effects have produced secondary clays plus iron-oxide and oxide-copper minerals.  The oxide-copper mineralization occurs in all rock types mostly as copper wad and chysocolla along abundant fractures, structurally controlled wide zones of multiple orientation, and as strong disseminations in altered diorite.  The original copper mineralization appears likely to have been comprised of gold-bearing, copper sulfide (chalcopyrite) associated with the hypogene alteration within the porphyritic dioritic rocks.

During our phase-one drilling program in 2004, six core drill holes tested only a portion of the porphyry intrusions, encountering long intervals of low-grade copper/gold mineralization (see table below) in each hole.  Drilling was principally along a 500-meter long fence of four inclined holes (P1, P2, P3, P4) which were spaced on an east-west line, systematically testing across the central part of the large copper/gold anomaly defined earlier by trenching.  Two additional inclined holes (P5 and P6) were drilled 200-meters southwest, and 400-meters south of the fence, respectively.

Hole #	From	To	Interval (m)	Cu %	Au ppm
P1	5.45	228	222.55	0.163	0.061
including	16.7	37	20.3	0.499	0.051
	14	86	69.3	0.236	0.045
AND incl.	206.5	227	20.5	0.404	0.276
P2	7.5	245.8	238.3	0.144	0.117
including	178	204	26	0.31	0.216
P3	2.1	330	327.9	0.175	0.147
including	2.1	72	69.9	0.29	0.243
P4	6.5	306	299.5	0.163	0.108
including	9.5	86.75	77.25	0.249	0.145
OR incl.	9.5	132	122.5	0.237	0.152
P5	6.3	293.2	286.9	0.035	0.03
P6	7.5	221.5	214	0.083	0.057

Evaluation of the drill data suggests that this mineralization may represent the low-grade, distal zone or outer halo to more intensely altered and better mineralized parts of the porphyry copper/gold system within the Lora area.  Further exploration is required in the Lora area to search for higher grade oxide and secondary sulfide mineralization which may be advantageously positioned at shallow depths and for protore zones of combined high copper/gold grade with significant width.

Our first phase exploration, trenching and drilling during 2004 and 2005 was conducted in the Nora, Milagro, and Lora areas, which are only a portion of the project areas at the Los Zorros property.  The Cinchado, Colorina, Virgin del Carmen, and Salvadora areas at Los Zorros have yet to be explored by drilling.  Following are brief summaries of the Colorina, Virgin del Carmen, and Salvadora areas:

Colorina -  Colorina is an area of strong hydrothermal alteration with geochemical values of gold, silver and copper that are characteristic of the high-level part, or outer halo, of a possible deeper seated epithermal, precious metal system.  A unique feature of the alteration found in the Colorina area is its unusually high sodium enrichment which is similarly reported to occur associated with the large copper/gold deposits of the Candelaria and Punta del Cobre District situated 40 kilometers north of Los Zorros.  The area of alteration is hosted in a thick diorite sill and measures 1500-meters (north-south) by 400- to 800-meters across (east-west).  The center of the alteration is just outboard in low-lying pampa to the west of a higher, range-front mine where barite breccia and mantos-hosted oxide-copper-silver mineralization was exploited on a small scale.  The alteration is characterized by hematite-clay-silica with later fracture-controlled superimposed clay-silica.  This style of alteration and weakly anomalous gold, silver, copper suggests a position above perhaps deeper seated, gold-copper-silver (Candelaria-type), or gold-silver (Andacollo-type) mantos- and related vein zone-hosted mineralization similar to other ore bodies in this lower Cretaceous geologic belt.

Initial reconnaissance chip sampling (44 samples) of scattered outcrops of clay-red hematite altered and silicified porphyry and diorite in the area showed common elevated (0.022 to 0.082 ppm) levels of gold with anomalous silver (1 to 6.1 ppm).  Eight samples contained weakly to moderately anomalous gold values (0.173 to 1.22 ppm) with anomalous silver (1.9 to 8.4 ppm), and mercury (110 to 1180 ppb).  Higher gold values (two samples, 4.73 ppm and 5.19 ppm) are restricted to a meter-wide, oxide copper-mineralized (to 3.04% copper) northeast-trending structure.  High sodium values (most >3%) and strongly depleted calcium (most <0.5%) and magnesium (most <0.2%) in the samples suggest the colorful alteration includes a peculiar sodic metasomatism which is noted to importantly occur associated with the copper-gold deposits at Punta del Cobre and Candelaria located in this same geologic belt.   Also in this area, barite-bearing mantos-hosted and breccia-hosted silver and oxide-copper mineralization to several meters thick occurs, replacing a limestone unit just above the zone of altered porphyritic rock.  Samples across the mantos and breccia are polymetallic in character containing anomalous copper (0.32% to 1.06%), silver (11.1 to 49.3 ppm), and zinc (1365 ppm to 9230 ppm).  Detectible elevated gold values (0.011 to 0.055 ppm) are also present with markedly anomalous amounts of arsenic (2490 ppm to 2560 ppm), mercury (260 to 950 ppb), and antimony (112 to 304 ppm).  An intensive program of detailed sampling and trenching has not yet been conducted.  However, spot, outcrop chip sampling was extended northward, and a channel cut was taken along a 300-meter-long reconnaissance trench, located 400 meters north of the core area.  This east-west oriented bulldozer trench exposed numerous altered zones with widths from a meter to over 50 meters which are separated by intervals of weakly altered to unaltered diorite.  Continuous sampling along the trench wall was carried out at 5-meter-long intervals across all rock types.  The geochemical analytical results from this trench and other samples within the target area show the common presence of elevated to anomalous gold and silver, high amounts of sodium, and many samples also contain low-level anomalous copper and mercury.

Virgen del Carmen - The Virgin del Carmen area is situated along the same range front as the Colorina area and includes an area of previous small mining of oxide-copper-silver-mineralized mantos and breccia which is similar to that exploited at the small mine in the Colorina area.  Additional exploration is required to further evaluate the outlying pampa to the west of the Virgen del Carmen mine for alteration/geochemical indications of a target of deeper seated, epithermal, gold-silver-copper mineralization.

Salvadora - The Salvadora area is a barite vein system hosted in andesite and volcaniclastic rocks.  The system is +700 meters long and nearly 300 meters wide.  Historic barite mining activity to shallow depths (+/- 15 meters) focused on steep-dipping veins that averaged a meter in width.  Barite is commonly associated with gold, silver and gold-silver deposits in epithermal environments.  This area requires drilling to test the down-dip character of the veins for possible gold, silver, and copper content.  The presence of complicated minor veining locally in outcrops suggests potential for a bulk-tonnage target comprised of spaced major veins with intervening rocks containing abundant minor veins/veinlets.

In summary, the Los Zorros property contains numerous large-sized gold, silver and copper targets on a single property holding and thus represents a very important, strategic opportunity for SAMEX.  The property is geologically well-situated within the highly prospective mining belt that contains the copper-gold ore bodies of the Punta del Cobre District (150 million cumulative tonnes with an average grade of 1.5% copper, 0.2 to 0.6 g/mt gold, 2 - 8 g/t silver), the large Candelaria mine (460 million tonnes containing 0.82% copper, 0.22 g/mt gold, 3.1 g/mt silver), the large, mined-out Chanarcillo silver deposit (+100 million ounces of silver), plus many smaller copper-gold and gold ore bodies which still locally support mining operations.

Infrastructure for large mining activity is readily available in the area with power, transportation, water, communications and manpower all within advantageously close distances.  Because of the large size of the property, and the fact that our exploration is still in progress, the information and ideas behind the targets currently being developed must be considered as an evolving picture.  The possibility of defining further new targets and project areas on the property remains strong.

Sampling, analytical procedures, controls - Geochemical analyses on samples were performed by ALS Chemex, an independent, internationally recognized and ISO certified laboratory complying with the international standards ISO 9001:2000 and ISO 17025:1999.  In preparing drill core samples for analysis, the core is cut or split in half, with one half kept for reference and re-analysis if necessary, while the other half is bagged and sealed as a sample for analysis.  To provide quality control, pre-packaged, sealed, certified standard (include low and medium grade copper-gold pulps) and blank pulps are included for analysis by inserted them as samples in random order at approximately 1 per every 30 samples. To ensure chain of custody, the bagged samples for analysis are picked up by an agent of ALS Chemex and transported directly to the ALS Chemex laboratory at Antofagasta or at La Serena, Chile.

Except where otherwise noted, the analytical and test data underlying the information disclosed herein was verified by or under the supervision of Robert Kell, Vice-President Exploration for SAMEX MINING CORP. and Phil Southam, Geologist, who are “qualified persons” pursuant to Canadian Securities National Instrument 43-101 concerning Standards Of Disclosure For Mineral Projects.

The Company’s Chilean subsidiary, Minera Samex Chile, S.A, has mineral rights to 67 exploitation mining concessions that cover an area of approximately 7,833 hectares that comprise the Los Zorros property in Chile.  The Company acquired the concessions by a combination of staking and acquisition through government auctions (approximately 6,100 hectares), a purchase agreement (1,429 hectares), and by the exercise of two purchase option contracts (209 hectares and 95 hectares).  The Company holds 100% interest in the concessions subject to the terms described below in the Purchase and Sale Agreement with Compania Contractual Minera Ojos del Salado, the Purchase Option Contract with Comercial Sali Hochschild S.A., the Purchase Option Contract with Compania Minera San Estaban Primera S.A., and subject to the Finder’s Fee, Bonus and Royalty described below:

Purchase and Sale Agreement dated January 29, 2003 between our subsidiary, Minera Samex Chile S.A. and Compania Contractual Minera Ojos del Salado - We entered into a purchase agreement dated January 29, 2003, with the vendor, Compania Contractual Minera Ojos del Salado, to acquire approximately 1,429 hectares of mineral concessions covering old goldmines and gold showings in the Los Zorros district for US$50,000 cash (which has been paid).  Because of the vendor’s interest in copper, under the purchase agreement, the vendor retained a back-in right to earn an interest in the property in the event that we discover a copper deposit containing not less than two million tonnes of contained equivalent copper on or within a half kilometer of the property.  The vendor can elect to exercise the back-in right to earn a 30% interest by reimbursing us three times the expenditures incurred, and up to 51% interest by expending 100% of all further costs necessary to complete a bankable feasibility study on the property.  Thereafter, the parties would negotiate a joint venture to carry out development and mining of the property.

Purchase of Mineral Concessions Completed -  Re: Unilateral Purchase Option Contract dated November 6, 2003, between our subsidiary, Minera Samex Chile S.A. and Compañia Minera y Comercial Sali Hochschild S.A. - In October 2006 we completed  the acquisition of mineral concessions covering a 209-hectare-portion of the Los Zorros property (covers portions of the Milagro and Lora areas of the Los Zorros property).  Under the Option, SAMEX acquired the concessions by making option payments totaling US$230,000 as follows: US$30,000 upon signing of the Option Agreement (paid); US$50,000 by October 31, 2004 (paid); US$50,000 by October 31, 2005; (paid); US$100,000 by October 31, 2006 (paid).

Pursuant to the exercise of the option and the related Purchase Contract dated October 27, 2006, SAMEX holds 100% interest in the concessions subject to a Net Smelter Return Royalty of 2% on gold and silver, 1.5% on copper, and 1.5% on other payable minerals, if the US$ price per pound of the mineral is less than US$1 or 2% if the US$ price per pound of the mineral is US$1 or greater.  SAMEX has an option to buyout the Royalty at any time for US$1,800,000.  Pursuant to the option/purchase agreement, if the concessions are not in production by December 31, 2007, advance royalty payments of US$100,000 per year are required for five years (by February 29, 2008 (paid), by March 1, 2009 (paid), by March 1, 2010 (paid), by March 1, 2011, and by March 1, 2012) to a maximum of US$500,000, or until the commencement of commercial exploitation.   The advance royalty payments are recoverable from future royalty payments.  SAMEX is not obligated to make the advance royalty payments if it elects to return the concessions to the previous owner.

Purchase of Mineral Concessions Completed - Re; Unilateral Purchase Option Contract dated June 29, 2005 between our subsidiary, Minera Samex Chile S.A. and Compañia Minera San Estaban Primera S.A. -  In December 2006 we completed the acquisition of mineral concessions covering a 95-hectare-portion of the Los Zorros property by making option payments totaling US$200,000 over 18 months as follows: US$75,000 upon signing the Option Agreement (paid); US$25,000 by December 20, 2005 (paid); US$50,000 by March 20, 2006 (paid); and US$50,000 by December 20, 2006 (paid).

SAMEX now holds 100% interest in the concessions subject to a Net Smelter Return Royalty of 1.5% on copper, gold, silver, and other payable minerals.  SAMEX has an option to buyout the Royalty at any time for US$1,000,000.

Finder’s Fee, Bonus and Royalty - Pursuant to a Consulting Agreement dated September 25, 2002 between SAMEX and Geosupply Servicios de Geologia & Mineria & Sondajes de Diamantina, the concessions in the Los Zorros district are subject to the following finder’s fee, bonus and royalty:

a)

A finder’s fee of US$10,000 payable within 90 days of commencement of a drilling program on the concessions (which has been paid);

b)

A bonus of US$150,000 payable within one year from the date of Commencement of Commercial Production on the concessions; and

c)

Net Smelter Return royalty equal to 0.25% of Net Smelter Returns.

Patent payments must be paid annually to the Chilean government during the month of March in order to maintain the mining concessions.  Patent fee are calculated based upon the value of the Chilean Monthly Tax Unit (“M.T.U.”) which varies from month to month.  In the case of an exploitation concession the annual patent fee is calculated as one-tenth (1/10th) of the Monthly Tax Unit per hectare (for example, in March 2010 the M.T.U. was 36,752 x 1/10th = 3,675.2 Chilean Pesos per hectare which, at the Observed US$/Peso exchange rate of 516.33 at March 15, 2010 equated to approximately US$7.11 per hectare for exploitation concessions).  In the case of an exploration concession the annual patent fee is calculated as one-fiftieth (1/50th) of the Monthly Tax Unit per hectare (for example, in March 2010 the M.T.U. was 36,752 x 1/50th = 735.04 Chilean Pesos per hectare which, at the Observed US$/Peso exchange of 516.33 rate at March 15, 2010 equated to approximately US$1.42 per hectare for exploration concessions).

The Los Zorros Property is without a known body of commercial ore and our activities to date have been exploratory in nature.

INCA PROPERTY, Chile

Location and means of access - The INCA property in the Atacama region of Chile is located approximately 90 kilometers north of the city of Copiapo, Chile and 6.0 kilometers east of the paved highway that connects Copiapo to Diego Del Amargo and the El Salvador Mine.  The property is accessed by vehicle by driving north from Copiapo on paved, two-lane highway (Highway C-17) to the village of Inca de Oro.  The INCA property and the Company’s exploration camp are located about 6 kilometers east of the village of Inca de Oro along a government maintained gravel road leading to the San Pedro de Cachiyuyo district.   The INCA property is favorably situated from both a geological and a logistical perspective, being close to important transportation routes, power lines and general mining infrastructure.

Historically, the INCA project area has been the center of small mining activity primarily for production of oxide-copper and some secondary enriched copper sulfide ores. This area hosts variably sized breccia pipes with outcropping, or historically mined copper, molybdenum and gold mineralization and the exploration objective has been to search beneath and around this area for substantial deposits of copper with important gold, silver and molybdenum credits.

During 2006 we completed the construction and equipping of a camp and exploration office at the INCA project and compiled extensive maps of the project area.  We also conducted more than 30 line-kilometers of IP geophysical survey over six survey lines.  In 2007 we conducted additional geophysical surveys and a program of bulldozer trenching, sampling and assaying was completed.  Blasting and bulldozer work was conducted to prepare access roads and drill pads for a Phase I core drilling program.  The core-drilling program completed 10,309 meters of drilling in 35 holes, with an average hole length of approximately 300 meters.  Generally the program was designed to test shallow targets proximal to existing historic mine workings and coincident with IP geophysical anomalies, for areas of stock-work veining, breccia bodies, and disseminated and/or porphyry style copper-gold-molybdenum mineralization.  More specifically the program was set up to test, in systematic fashion, two principal target zones including: the Delirio-Tucumana breccia complex (14 holes) and the Puntilla-San Antonio vein system with a coincident strong IP expression (8 holes).   Other target areas received more cursory drilling attention and these include: San Antonio-Providencia (7 holes), Magallanes (2 holes), Manto Cuba-San Pedro (2 holes) and Jardinera (2 holes).

From the results of the Phase I exploration, it became apparent that, although some of the results (particularly in the area around the Providencia mine) were very promising, the first phase of exploration did not discover the presence of a wide-spread, near-surface porphyry copper deposit that we had hoped for.  We concluded that, although the possibility still existed to find a large scale copper deposit at INCA, considerable more exploration work and expenditures would be required to do so, which exceeded our available resources.  Further, we faced option payments on certain concessions covering portions of the INCA property which came due in March and April of 2009, which have not been paid: As disclosed in Note 3 of the financial statements, the Company has not made an option payment of US$1,000,000 that was due March 31, 2009 pursuant to the “Minera Porvenir Option” by which the Company can acquire a  2,138-hectare portion of the INCA project, therefore, under the terms of the option, the owner may terminate the option upon default of payment by giving 30 days written notice.  We are of the view that, the owner is in default of the agreement in that the owner has not to date resolved certain title issues on a 85-hectare portion of the property and is therefore, not able to validly terminate the option, however, if the owner is able to correct this defect or if our position is not upheld on arbitration, we may face termination of this option.  Also, the Company has not made an option payment of US$150,000 that was due April 30, 2009 pursuant to the “Rojas Option” by which the Company can acquire a 20-hectare portion of the INCA project, therefore, the owner may terminate the option by giving 30 days written notice.  We determined that, regardless of our legal position under the Minera Porvenir Oprtion, in light of economic and market conditions, exploration results to date on these particular concessions and other factors, expenditures on these option payments were not justified at this time.   At the date of this report, the Company had not received written notice of default with respect to non-payment of the option payments that were due under the Minera Porvenir Option and the Rojas Option.  During 2009, the Company also decided not to make an option payment of US$80,000 due April 9, 2009 pursuant to the “Parra Option” by which the Company could acquire an interest in a 21-hectare portion of the INCA project, and subsequently, the owner delivered the Company written notice terminating the “Parra Option”.

As a result of non-payment of the Minera Porvenir Option payment and the Rojas Option payment, the Company may be required to relinquish the options on these portions (2,138 hectares and 20 hectares) of the INCA property.  Due to the possibility of relinquishing these portions of the INCA property, we have written-off a portion of the deferred expenditures on the INCA property thereby writing-down the property interest on the INCA property to a carrying value of $3,500,000 at December 31, 2009.

With the landholding at INCA reduced during 2009, the INCA property consists of concessions covering approximately 132 hectares.  We consider these concessions covering 132 hectares to be the most prospective and/or strategic concessions within the core of the INCA project area and have made the option payments and patent payments required in relation to these concessions for the 2009 fiscal year.   In addition, the Company also has the option to acquire another 2,158 hectares of mineral interests in the INCA project area pursuant to the Minera Porvenir Option and the Rojas Option agreements, however, as disclosed above and in Note 3 of the financial statements, the Company has not made the final option payments on these options.

“Araya Option” Exercised To Acquire the Providencia Mine Concessions -  Of importance, during 2009 we did completed the final option payment (US$35,477) under the “Araya Option” to acquire the Providencia Mine concessions situated within the greater INCA project area.  These concessions cover one of the stronger mineralized areas identified during phase I exploration at the INCA project including the Providencia copper breccia pipe, a swarm of sheeted veins, and other tourmalinized/silicified breccia bodies and pipes.  With this acquisition and its other land holdings, SAMEX holds what we consider to be the most prospective and strategic concessions within the INCA project area.

The size and shape of the Providencia mine breccia pipe is not fully exposed by mining and could be over 80 meters across.  The pipe is well mineralized with chalcopyrite and abundant accessory pyrite; our initial rock chip-channel samples in the mined areas were taken as a series of both vertical and several horizontal oriented lines.  The copper (total) grade of initial chip-channel sampling (25 samples) shows a range via mine level of 1.24% to 2.94% copper with an overall average of 2.16% copper.  The presence of strong sericite alteration, anomalous amounts of silver, lead, zinc, and antimony and position of the roof indicate that this level is at the top of the pipe and that very little of the pipe has actually been mined out.  A target size of over 10 million metric tonnes is tentatively outlined for this mine-exposed breccia pipe.

The Providencia mine breccia pipe has a distinct IP signature and occurs within what appears to be a cluster of  additional concealed, possibly well-mineralized breccia pipes with similar or stronger IP responses, which were disclosed by our regional IP survey.  The Providencia breccia cluster is a highly prospective area 1600 meters long by 500 meters across - with several separate IP targets for copper-molybdenum-gold mineralization hosted by sulfide-bearing breccia pipes/elongate tapered bodies and perhaps out into surrounding veinleted zones.  One set of our exploration core drill tests on one of the IP anomalies discovered a concealed, faulted part of a breccia pipe (Providencia West) with indications that it contains significant copper and molybdenum mineralization and anomalous silver, lead, and zinc content.  This breccia pipe is positioned 700 meters to the west of the Providencia mine where an outcropping sheeted vein swarm with oxide-copper mineralization and tourmalinized/silicified pods of breccia are present over a large area in the monzonite cap above the pipe.  Additional drilling is required in the Providencia area to test for other concealed breccia pipes with the objective of discovering multiple ore bodies and the potential deeper source from which these pipes have emanated.

The Company is conducting meetings and property tours with interested parties in its continuing efforts to arrange a joint venture or sale of all or a portion of the INCA property.  Of note, several kilometers to the west, Chilean miner, Codelco, is planning to advance the development of their Inca de Oro ore body, which could serve to further enhance the value of our prospects.

Mineral Interests - The Company’s Chilean subsidiary, Minera Samex Chile S.A. has mineral rights to mining concessions that cover an area of approximately 132 hectares acquired by staking, purchase at government auction, a purchase agreement, and exercise of the Araya Option agreement:

Araya Option - Pursuant to a Unilateral Option Purchase Contract dated April 4, 2006 with Malvina del Carmen Araya Santander the Company acquired 100% interest in 45 hectares of mineral interests (the Providencia Mine concessions situated within the greater INCA project area) for consideration of option payments totaling the Chilean Peso-equivalent of US$300,000 (paid).  A 1% NSR retained by the vendor for a period of 20 years.  The Company has the option to buyout the NSR at any time for US$500,000.

Vizcacha I Purchase - In September 2007, the Company purchased the Vizcacha I mineral concession covering a 3-hectare-portion of the INCA project for a total consideration of US$32,938 (17,000,000 Chilean Pesos).  No royalty is payable on this concession.

The Company also has the option to acquire an additional 2,158 hectares of mineral interests in the INCA project area pursuant to the Minera Porvenir Option and the Rojas Option agreements:

Minera Porvenir Option - Under the Unilateral Option Purchase Contract dated March 31, 2006 between Sociedad Contractual Minera Porvenir (“Optionor”) and our subsidiary Minera Samex Chile S. A., SAMEX can acquire 100% interest in concessions covering a 2,138-hectare portion of the INCA project for consideration of the Chilean Peso-equivalent of US$2,000,000 (US$1,000,000 paid).  Option payment due: US$1,000,000 comprised of US$38,500 (has not been paid) payable on behalf of the optionor to a third party when they resolve certain title issues on a 85-hectare portion of the property, and US$961,500 that was due March 31, 2009 (has not been paid) (See Note 3 of the financial statements).  A 1% net smelter royalty (“NSR”) has been retained by the vendor and the vendor has the right to purchase up to 50% of any oxide-copper production at cost from the Company (to a limit of 10,000 tonnes per month) and subject to a cumulative maximum of 1,200,000 tonnes or ten years, which ever is reached first.

Rojas Option - Under the Unilateral Option Purchase Contract dated May 25, 2006 between Oscar David Rojas Garin and our subsidiary Minera Samex Chile S. A., SAMEX can acquire 100% interest in concessions covering a 20-hectare portion of the Inca project for consideration of the Chilean Peso-equivalent of US$300,000 (US$150,000 paid).  A final option payment was due April 30, 2009 - US$150,000 (has not been paid) (See Note 3 of the financial statements).  No NSR is payable on these concessions.

Patent payments must be paid annually to the Chilean government during the month of March in order to maintain the mining concessions.  Patent fee are calculated based upon the value of the Chilean Monthly Tax Unit (“M.T.U.”) which varies from month to month.  In the case of an exploitation concession the annual patent fee is calculated as one-tenth (1/10th) of the Monthly Tax Unit per hectare (for example, in March 2010 the M.T.U. was 36,752 x 1/10th = 3,675.2 Chilean Pesos per hectare which, at the Observed US$/Peso exchange rate of 516.33 at March 15, 2010 equated to approximately US$7.11 per hectare for exploitation concessions).  In the case of an exploration concession the annual patent fee is calculated as one-fiftieth (1/50th) of the Monthly Tax Unit per hectare (for example, in March 2010 the M.T.U. was 36,752 x 1/50th = 735.04 Chilean Pesos per hectare which, at the Observed US$/Peso exchange of 516.33 rate at March 15, 2010 equated to approximately US$1.42 per hectare for exploration concessions).

Sampling, analytical procedures, controls at INCA - Geochemical analyses on samples were performed by ALS Chemex, an independent, internationally recognized and ISO certified laboratory complying with the international standards ISO 9001:2000 and ISO 17025:1999.  In preparing drill core samples for analysis, the core is cut or split in half, with one half kept for reference and re-analysis if necessary, while the other half is bagged and sealed as a sample for analysis.  To provide quality control, pre-packaged, sealed, certified standard (include low and medium grade copper-gold pulps) and blank pulps are included for analysis by inserted them as samples in random order at approximately 1 per every 30 samples. To ensure chain of custody, the bagged samples for analysis are picked up by an agent of ALS Chemex and transported directly to the ALS Chemex laboratory at Antofagasta or at La Serena, Chile.

Except where otherwise noted, the analytical and test data underlying the information disclosed herein was verified by or under the supervision of Robert Kell, Vice-President Exploration for SAMEX MINING CORP. and Phil Southam, Geologist, who are “qualified persons” pursuant to Canadian Securities National Instrument 43-101 concerning Standards Of Disclosure For Mineral Projects.

The INCA property is without a known body of commercial ore and our activities to date have been exploratory in nature.

ESPEJISMO PROSPECTS, Chile - Gold Prospects, Inca de Oro region, Chile.  SAMEX has acquired rights to approximately 463 hectares of mineral concessions covering gold prospects by purchasing concessions at a government auction and by staking.  No exploration is planned for these gold prospects until additional concessions are acquired.

CHIMBEROS PROPERTY, Chile (we formerly referred to this jointly as our Tres Puntas/Chimberos prospects) -  A number of years ago, SAMEX began patiently accumulating concessions in two historic mining districts, “Tres Puntas”, and “Chimberos”, which are situated adjacent to one another along a significant trend of old silver mines in north central Chile.  Subsequently, we decided that our landholdings in the Chmiberos district are the most prospective and consequently we now refer to this property as the “Chimberos Gold/Silver Property”.  During the third quarter of 2009, we learned that exploration drilling was being conducted on neighboring concessions adjacent to concessions that SAMEX holds in the Chimberos area and reported the following news:

Drilling In Progress Adjacent To Samex's Chimberos Gold/Silver Property, Chile - SAMEX learned that a Chilean mining company commenced drilling with two drill rigs on their concessions immediately adjacent to SAMEX’s Chimberos Gold/Silver Property in Chile.   The Chimberos Property is located about 75 kilometers north of the city of Copiapo and is situated in the historic Chimberos mining district which was one of Chile’s largest silver producing areas.

Jeff Dahl, President of SAMEX said “From the preliminary geological work that we’ve done, we’re not surprised to see this aggressive exploration activity being initiated on the adjacent and surrounding concessions.  We’ll be keenly watching their progress since the results may be of significant mutual benefit”.

Several years ago, SAMEX recognized the potential of this old mining district and began quietly accumulating concessions by purchasing concessions at government auctions and by staking.  SAMEX now holds an important land position totaling more than 1,600 hectares in this highly prospective, but little-explored Chimberos area.  These strategic concessions cover a significant, but partial, portion of the Company's exploration objectives in this district.

SAMEX reconnaissance work indicates that the geologic setting of the Chimberos District includes widespread sericite-pyrite alteration of volcanic rocks cut by a principal silver-mineralized fissure vein zone, and complete garnet skarn replacement of a thick calcareous sedimentary unit, which also hosts oxide-copper mineralization.  Although SAMEX has only conducted preliminary sampling and limited detailed mapping in the area, some of the acquired concessions are clustered and cover much of the core of a complex fissure fault zone which controlled the enriched silver mineralization that was mined in the Buena Esperanza mines at Chimberos.

Historically, mining was focused along discrete narrow vein structures of this zone, but SAMEX has been studying the property with a view to defining important targets of shallow bulk-tonnage gold and/or gold-silver mineralization, and also looking for deeper, higher-grade, gold-silver/copper sulfide mineralization - perhaps as an underground, bulk-tonnage target comprised of mineralized anastomizing veins.  Potential for extensive, deeper-seated, mantos-style, more-disseminated style, copper-sulfide mineralization with important gold-silver content hosted by the skarn replacement has also been identified.   Other SAMEX concessions at Chimberos are over projected extensions of the principal fissure fault zone, parts of large areas of sericite-pyrite alteration, and outlying garnet skarn with oxide-copper showings, which are areas where additional targets might be outlined in the future.

SAMEX’s concessions are strategically located in relation to the adjacent and surrounding concessions that are being drilled.  SAMEX believes the results of drilling on these neighbouring concessions may have a significant effect on understanding the potential of the Chimberos area and will be following results closely.  Further updates will follow as and when available.

A video-gram entitled “Chimberos Gold/Silver Property” and a high-resolution PDF graphics plate with maps, satellite images and photos was posted at www.samex.com for viewing in conjunction with this news.

Patent payments must be paid annually to the Chilean government during the month of March in order to maintain the mining concessions.  Patent fee are calculated based upon the value of the Chilean Monthly Tax Unit (“M.T.U.”) which varies from month to month.  In the case of an exploitation concession the annual patent fee is calculated as one-tenth (1/10th) of the Monthly Tax Unit per hectare (for example, in March 2010 the M.T.U. was 36,752 x 1/10th = 3,675.2 Chilean Pesos per hectare which, at the Observed US$/Peso exchange rate of 516.33 at March 15, 2010 equated to approximately US$7.11 per hectare for exploitation concessions).  In the case of an exploration concession the annual patent fee is calculated as one-fiftieth (1/50th) of the Monthly Tax Unit per hectare (for example, in March 2010 the M.T.U. was 36,752 x 1/50th = 735.04 Chilean Pesos per hectare which, at the Observed US$/Peso exchange of 516.33 rate at March 15, 2010 equated to approximately US$1.42 per hectare for exploration concessions).

The Chimberos Property is without a known body of commercial ore and our activities to date have been exploratory in nature.

MISCELLANEOUS PROPERTIES, Chile - The Company holds mineral concessions (approximately 25 hectares) for possible future evaluation.  The property is inactive and no exploration is currently planned.

EL DESIERTO PROPERTY, Bolivia

The El Desierto property is located in southwestern Bolivia at an elevation of about 3,800 meters, near the villages of El Desierto and Abra de Napa, processing centers for sulfur mines in the area. The property is located approximately 25 km north of the Quebrada Blanca and Collahuasi copper porphyry mines in Chile and is readily accessible by road from both Bolivia and Chile.  The property is situated along a trend of a geologic belt that is renowned for some of the world’s largest porphyry copper-gold mines.  Limited exploration on the property from 1997 to 2000 included geologic mapping, sampling and reconnaissance IP surveys.  We have not conducted any exploration on the property since that time, however we continue to maintain concessions covering approximately 319 hectares for possible future evaluation.

The El Desierto mineral concessions are owned by Empresa Minera El Roble S.A. (“El Roble”), a company controlled by a Bolivian national, Patricio Kyllmann, a former director of SAMEX Mining Corp.  Our Bolivian subsidiary, Emibol S.A. (Empresa Minera Boliviana S.A.) earned a 99% interest in any mining operations which may be established on the concessions pursuant to an agreement dated April 16, 1996 and as amended November 23, 1998 with El Roble.  Under the agreements, Emibol S.A. is required to make all expenditures on the concessions in exchange for a 99% interest in any mining operations which may be established on the concessions while El Roble is required to continue to hold the concessions and is entitled to a 1% interest in such operations. The property is also subject to a net smelter royalty of an aggregate of 0.6 % payable to Robert Kell, Front Range Exploration Corp., and El Roble S.A.

Patent fees ranging from approximately US$1.40 to US$2.85 per hectare (depending on US$/Boliviano exchange rate) must be paid annually to maintain the mining concessions.  The El Desierto Property is without a known body of commercial ore and our activities to date have been exploratory in nature.

ESKAPA PROPERTY, Bolivia

The information herein respecting the Eskapa property is based on a technical report prepared by Robert E. Kell, Vice President Exploration and a Director of SAMEX Mining Corp., who is a certified professional geologist and a “qualified person” pursuant to the requirements of Canadian Securities Administrators National Instrument 43-101.  A copy of such report has been filed with the British Columbia Securities Commission and Alberta Securities Commission and is available for review by interested persons at SEDAR.com.  SAMEX, through its Bolivian subsidiary, EMIBOL S.A., holds a 99% interest in any mining operations which may be established on the 3,700 hectare Eskapa property located in the Enrique Baldevieso Province, Department of Potosi, Bolivia.  The Eskapa concession (elevation between 4200 to 4400 meters) is centered over the eroded-out core zone of the extinct Cerro Eskapa stratovolcano which is situated in the southwestern part of Bolivia, approximately 48 airline kilometers east of the frontier with Chile and 55-airline kilometers southeast of Ollague, Chile.

Location and means of access - The Eskapa Property is situated in the southwest part of Bolivia approximately 3 kilometers east of the village of Copacabana.  The Eskapa property is accessible from both Bolivia and Chile by four-wheel drive vehicle.  The Chile access route is somewhat easier due to the better condition of roads in that country.  Starting from the city of Calama, Chile, where air service is available from and to Santiago, Chile, travel is by Route 21 to the border town of Ollague, Chile.  The first 62 kilometers of Route 21 is paved highway and the remaining 123 kilometers to Ollague is gravel and/or dirt road..  After crossing the border into Bolivia, travel is approximately 35 kilometers along dirt road following the railway tracks to the village/military outpost/train station of Chiguana and then a further 35 kilometers on dirt road to the village of Copacabana .  The property is accessed from Copacabana by a 3 kilometer dirt road constructed and maintained by the Company.   Access within Bolivia  - From the town of Uyuni, Bolivia travel is by an improved gravel road for approximately 150 kilometers and by dirt roads for approximately 35 kilometers to the Eskapa Property.

We explored the Eskapa property in sporadic fashion from 1995 to 1998 and carried out a ten-hole core drilling program in 1999. Additional exploration work was conducted during two time periods in 2001 and included drilling six core holes.   SAMEX has expended more than one million dollars exploring the Eskapa property since 1995.  Since the property is currently inactive, we elected to write down the value of our Eskapa project by $1,395,993 at December 31, 2008 to a nominal carrying value of $1,000.

The region, where the Cerro Eskapa prospect is situated, is part of the Cordillera Occidental which consists of numerous extinct or dormant late-Tertiary to early quaternary, andesite-dacite stratovolcanoes positioned on a high plateau (3500 meters mean elevation) of mid- to late-Tertiary volcanic and sedimentary rocks.  The Cerro Eskapa stratovolcano is uniquely considerably eroded such that strong alteration and silver-lead-antimony sulfosalt-mineralized zones are exposed over a large 2 km. by 3 km. area of the core zone.  The stratovolcano core zone had, up until 1995, surprisingly not been explored during modern times.  Colorful chrysocolla mineralization on the lower north flank of the stratovolcano was worked in pre-historic times by indigenous people.  In the stratovolcano core zone, Spanish Colonial-era prospectors explored silver-mineralized vuggy silica-barite outcrops with minor production from shallow irregular workings.  An unknown Chilean mining concern sank a 45 meter-deep shaft near one of the Spanish workings in the late-1870’s just before the outbreak of the War of the Pacific. There is no indication of any production from this shaft.  The geologic setting, extensive hydrothermal alteration, presence of silver-lead-antimony sulfosalt mineralization, accessible location, and lack of any previous exploration drilling made the area attractive to us for acquisition.

The strong argillic, advanced-argillic, and vuggy silica alteration are focused on porphyritic dacite and hydrothermal breccia which occupy the stratovolcano core zone.  The nature of the alteration and widespread abundant pyrite are characteristic of the high-sulfidation-type of precious-metal mineralizing system, which occur in the Cordillera Occidental of South America.  At Cerro Eskapa, silver-lead-antimony sulfosalt-mineralization occurs, at the surface of the eroded-out stratovolcano core zone, in linear/steeply dipping zones of vuggy silica-barite strongly controlled along west-northwest-trending faults.  The zones range from 1 to 3 meters in width and several can be traced for up to several thousands of meters.  Based on our sampling, grades of this mineralization in dump and rock-chip samples are variable, but typically contain high amounts of silver (>69.3 ppm to 2260 ppm (g/mt), lead (>144 ppm to 23100 ppm) and antimony (165 ppm to 25800 ppm) with anomalous mercury 1140 ppb (to 90000 ppb), but with very low gold values (<5 ppb).  Surrounding clay-pyrite-altered porphyritic dacite contains anomalous amounts of mercury, arsenic, and antimony, and low values in gold and silver.  The mineralized zones appear to represent the leakage up from more substantial mineralization at depth.

Our exploration of the stratovolcano core zone (1995-1999) included: considerable road building for access, geologic mapping, considerable rock-chip sampling and running IP surveys over long lines.  The data from these efforts showed that silver-lead-antimony sulfosalt/sulfide mineralization is tightly restricted to the zones of vuggy silica-barite and no indication could be found of a shallow bulk-tonnage type of deposit.  The IP surveys generally detected the high-resistivity expression of the zones and demonstrated a depth extent in excess of the 250-meter search depth limit.  The first attempt in 1999 to core drill the zones (March-June, 1999) produced mixed results.  Some holes were unfortunately not properly located and aimed, and missed making the intended down-dip intersection.  However, two drill holes (DDH-EK-99-02 and -04) did make interesting intersections confirming that the vuggy silica-barite rock does continue to depth, but silver grades were disappointing.  DDH-EK-99-02 intersected a thick vuggy silica-barite zone of 13.0 meters true width containing 41.8 ppm (g/mt) silver with low detectible gold (7 ppb) and anomalous copper, lead, antimony with anomalous mercury.  However, the intersection was considerably affected by a late oxidation alteration of sulfosalt/sulfide minerals producing abundant limonitic minerals.  This suggested that the metal values were much reduced in the intercept due to possible leaching of silver and base and pathfinder metals.  Hence, the intersection was not representative of mineralization elsewhere along strike or at depth along the zone.  The other intersection (DDH-EK-99-04) was located at high elevations at the east end of the same zone and was complicated by faulting.  The recovered fault-bounded sliver of the vuggy silica rock contained 109.2 ppm (g/mt) silver over a 0.30 meter true width.  No funding was available to pursue follow-up drilling and consequently, no exploration work was carried out from June, 1999 to December, 2000.

In November 2000, we granted International Chalice Resources (“Chalice”) an option to earn up to a 40% joint venture interest in mineral operations on the Eskapa property by making payments totaling US $500,000 by November 15, 2003.  Later, we agreed with Chalice to amend certain terms of the agreement by reducing total option payments required, to US $461,137.98, by an earlier date, February 28, 2002.  Chalice completed option payments totaling US $461,137.98 by February 28, 2002 and thereby earned the right to receive, upon formation of a joint venture, a 40% joint venture interest with respect to mineral operations on the property.  However, in October 2002, we negotiated an agreement to restore our original 99% interest in the Eskapa property by purchasing-back the rights earned by Chalice under the Eskapa Property Option/Joint Venture Agreement.   We arranged to purchase-back this right to a 40% interest from Chalice by:

a) paying Chalice $50,000 cash ($25,000 paid on signing and $25,000 by October 3, 2003 [paid]);

b) issuing 200,000 of our shares to Chalice (issued November 4, 2002);

c) granting Chalice a US$2,000,000 cash royalty, to be paid out of production on the property in eight equal quarterly payments of US$250,000 beginning after the ninth month of continuous commercial mining operations on the property.

Pursuant to the buy-back agreement, the Eskapa Property Option/Joint venture Agreement with Chalice terminated and we now hold a 99% interest in any mining operations which may be established on the property.

The option payments from Chalice provided us with the funding to resume exploration on the Eskapa property in 2001 to identify and drill new targets for precious-metal mineralization.  Compilation of our previous exploration data outlined ten (I-X) prospective mineralized zones within the stratovolcano core zone, but exploration attention was instead focused in the Breccia Area to the southwest where considerable breccia was found and then evaluated using geologic mapping, rock-chip sampling, and running IP surveys.   These zones could be interpreted as the fault-offset continuation of those found in the stratovolcano core zone.  However, although the breccia zones contain anomalous mercury and, locally, antimony, arsenic, and zinc, no values for gold or silver are present.  The only attempt at drilling in the Breccia Area encountered faulting and no indication of precious-metal mineralization was intersected.  Exploration for a concealed significant copper deposit related to the oxide-copper-mineralized pebble breccia bodies of the Copper Zone also did not yield positive results from drill testing one of the IP chargeability targets.  A cored intersection through one of the pebble breccia bodies (DDH-EK-01-1C) yielded a 1.0 meter true width of 5% copper and 10 ppm (g/mt) silver.  The decision was made to locate a deep drill test of one of the vuggy silica-barite zones (Zone III) in the stratovolcano core zone.  The test (DDH-EK-01-11) was sited toward the far southeast end of Zone III, using DDH-EK-99-02 as control, and made a complete drill intersection through the vuggy silica target at a depth between 392.70 to 457.10 meters depth.  The intersection revealed toward the footwall of the zone, the vuggy silica-barite rock is cut by massive veins/veinlets of gold-bearing, high-grade copper-silver-antimony-bismuth sulfosalt/sulfide mineralization.   The analytical results, solely on the recovered part of one of the veins (0.20 meters apparent width), give a glimpse of the tenor of the mineralization which might be more extensive elsewhere along this and similar mineralized zones.  This vein sample contains 1890 ppm (g/mt) silver, 6.1% copper, 4.18% antimony, and 2.93% bismuth with 1.180 ppm (g/mt) gold and occurs in an interval (0.75 meters true width) of vuggy silica-barite (445.45 to 446.95 meters) which contains 0.583 ppm (g/mt) gold, 331 ppm (g/mt) silver, 1.04% copper, 0.71% antimony, and 0.43% bismuth.  Toward the top of the interval is a silica-barite veinlet interval with 1.280 ppm (g/mt) gold and 89.0 ppm (g/mt) silver and low copper, antimony, and bismuth.  This veinlet is relatively gold-rich and is considered different perhaps reflecting late-stage, secondary gold veins or gold deposition.  Although the deep intersection revealed that the mineralizing system below the stratovolcano core zone becomes auriferous and could contain high-grade copper-silver-antimony-bismuth mineralization, no funding was available at that time to continue follow-up drilling elsewhere along the numerous prospective zones.

When the results of DDH-EK-01-11 are combined with those from DDH-EK-99-02, the cross section demonstrates that the vuggy silica rock and contained precious-metal mineralization of Zone III are surrounded by outlying coherent/well-developed haloes of argillic and advanced-alteration and anomalous base- and pathfinder-metal zoning.  The spatial relationship of the alteration and base and pathfinder metal zoning in cross section importantly provides a “guide” to the position of the centrally positioned vuggy silica rock and deeper seated gold-silver-copper-antimony-bismuth mineralization. From the cross section, the outlying haloes of pathfinder and base metals surround the target zone and show that, at high levels in the system, anomalous values in outcrop samples, especially for silver, base and pathfinder metals (i.e. mercury, antimony, and arsenic) are the shallow expression of deep-seated, gold-bearing, high-grade, copper-silver-antimony-bismuth sulfosalt-sulfide mineralization.   Extrapolated to the other nine mineralized zones in the stratovolcano core zone, whose surface expressions are also marked by anomalous pathfinder metals, suggests that the deep-seated, gold-bearing, high-grade, copper-silver-antimony-bismuth sulfosalt-sulfide mineralization may likely be widely distributed at depth within various zones.  The ten zones can be traced confidently across the floor of the eroded stratovolcano core zone for over 11 kilometers of cumulative strike-length distance. Another +3 kilometers of cumulative strike length can be inferred in areas of cover and where zones are open ended.  The remaining potential for discovery of substantial amounts of vein, veinleted, and breccia-hosted gold-bearing, high-grade, copper-silver-antimony-bismuth mineralization is considered very good and should be pursued in the future with a rigorous drill testing.  The exploration objective is to discover a cumulative resource containing +25M metric tons in the range of +2 to +8 g/mt gold, +1500 g/mt silver, 5% to 8% copper, 2% to +4%  antimony, and 2% to 4% bismuth.  This target is postulated to occur along parts of the mineralized zones and would be accessible for selective underground mining methods via level tunnels driven underneath the stratovolcano core zone.  The next phase of exploration would require a drill program involving several thousand meters of core drilling or the driving of access tunnels to test beneath Zones I-II, III, IV, V, IX, and X.  During fiscal 2007 we constructed a new exploration camp, and completed bulldozer work to repair and expand access roads, and build drill pads for the next phase of drill testing proposed for the Eskapa property at a later date.

Sampling, analytical procedures, controls - Geochemical analysis for rock-chip and drill core samples from the Eskapa property were conducted by two major laboratories, Bondar-Clegg (from 1995-1999) and ALS Chemex in 2001.  These laboratories subsequently merged as ALS Chemex which is an independent, internationally recognized and ISO certified laboratory complying with the international standards ISO 9001:2000 and ISO 17025:1999.  In preparation for analysis, drill core was cut or split in half, with one half kept for reference and re-analysis if necessary, while the other half was bagged and sealed as a sample for analysis.  No standards or blanks were submitted with any of the samples for analysis by Bondar-Clegg, whereas the samples for analysis by ALS Chemex in 2001 included blanks and standards to provide quality control and check analysis were run on approximately 10% of the samples for any one submittal.

The Eskapa property covers approximately 3,700 hectares and consists of the “Eskapa” concession (concession #4717), a principal 2885-hectare exploitation concession which covers most of the west half of the Cerro Eskapa stratovolcano.  This large concession encompasses two smaller concessions, “Estrella” / “Mi Morena” (concession #4763) which together cover 115 hectares.  On the north side of the stratovolcano, the “Eskapa II” concession covers 700 hectares.

The concessions are owned by Empresa Minera El Roble S.A. (“El Roble”), a company controlled by a Bolivian national, Patricio Kyllmann, a former director of SAMEX Mining Corp.  Our Bolivian subsidiary, Emibol S.A. (Empresa Minera Boliviana S.A.) earned a 99% interest in any mining operations which may be established on the concessions pursuant to an agreement dated April 16, 1996 and as amended November 23, 1998 with El Roble.   Under the agreement, Emibol S.A. is required to make all expenditures on the concessions in exchange for a 99% interest in any mining operations which may be established on the concessions while El Roble is required to continue to hold title to the concessions and is entitled to a 1% interest in such operations.

The property is subject to a net smelter royalty of an aggregate of 0.6 % payable to Robert Kell, Front Range Exploration Corp., and El Roble S.A., and to a US$2,000,000 cash royalty payable to International Chalice Resources Inc., to be paid out of production on the property in eight equal quarterly payments of US $250,000 beginning after the ninth month of continuous commercial mining operations on the property.

Patent fees ranging from approximately US$1.40 to US$2.85 per hectare (depending on US$/Boliviano exchange rate) must be paid annually to the Bolivian government in order to maintain the mining concessions.   The Eskapa Property is without a known body of commercial ore and our activities to date have been exploratory in nature.

SANTA ISABEL PROPERTY, Bolivia

The Santa Isabel property (1,803 hectares) is located in the Sud Lipez province in the south-central Altiplano of Bolivia.  The prospect is approximately 105 kilometers by road west from Tupiza and 150 kilometers east-southeast of the rail station of Chiguana.   Surface elevations of the prospect area range from 14,000 feet (4260 m.) to 17,000 feet (5180 m.).

The Santa Isabel property covers a well-mineralized dacitic porphyry intrusive complex with propylitic alteration and widely disseminated sulfide mineralization.  Minerals explored for on this property include zinc, silver, lead, indium, copper, gold, antimony and molybdenum.  During 1996 and 1997, we drilled 4,704 meters in 15 holes as part of reconnaissance exploration on the Santa Isabel porphyry system.  Drilling intersected vein swarms and disseminated sulfides hosting lead, zinc, silver, copper, gold, antimony and molybdenum.  The significant intervals of zinc-lead-silver mineralization in a number of the holes, suggested the potential for bulk tonnage zinc, silver, lead targets on the property.  During 1998, an additional 2,537 meters of core drilling was completed on the Vera Cruz West Zone situated within the Candelaria concession which at that time was part of the Santa Isabel property.  Results for zinc, silver, lead and indium were encouraging, but declining prices for zinc and other metals through the year forced us to re-evaluate the priority of exploration on the Santa Isabel properties.  As a result, effective September 7, 1998, we abandoned our option on the Candelaria concession which covered a 200 hectare portion of the Santa Isabel property.  The Candelaria option agreement required us to make substantial cash payments to the owner and, in addition, assume certain debts of the owner related to this concession.  Although a significant portion of the work on the Santa Isabel property had been conducted on the Candelaria concession, management concluded that continuing with the Candelaria option agreement on the existing terms could not be justified.  We wrote off $1,551,099 deferred exploration cost related to the Candelaria concession in 1998.  In relation to the remaining portion of the Santa Isabel property, a further $2,113,801 of costs were written off in fiscal 2000 due to inactivity on the property.

The Santa Isabel property consists of our interest in 1,803 hectares covering a portion of the Goya I and El Bonete concessions which are held under an agreement dated March 24, 1995 between the owner of the concessions, Corporation Minera de Bolivia (“Comibol”) and our subsidiary, Samex S.A.  The agreement was subsequently amended by agreement registered under Transcript Number 408/97 dated November 12, 1997 (the “Comibol Agreement”).  Under the terms of the amended Comibol Agreement, Samex S.A. is entitled to explore all or part of the property for a period of 6 years divided into three phases after which it is required to decide whether to enter into commercial production from all or a portion of the property.  If a favourable production decision is reached, Samex S.A. will have 3 years to commence production from the property after which it will be entitled to manage the joint venture project and will be required to pay a royalty to Comibol equal to 5.5% of net positive cash flow until recovery of capital investment and thereafter 16% of net positive cash flow.  The Goya I/El Bonete concessions are also subject to a 1.2% Net Profits interest in favour of Robert Kell and Front Range Exploration Corp. based on Samex S.A.’s net profits interest in the property.  Comibol is the owner of the Goya I and Bonete concessions and pays annual patent payments on theses concessions.

In order to earn its interest under the Comibol Agreement, Samex S.A. has completed:

a)

an initial payment of US$6.00 per hectare ($14,124.00), which has been paid;

b)

during the first year, a payment of US$3.00 per Hectare ($7,062.00), which has been paid;

c)

during the first year, an additional payment of US$1,000.00/ month to March 1996, which has been paid;

d)

during the second year, an additional payment of US$2,000.00/ month from April 1996 through March 1997 (which has been paid); and

e)

a payment due March 1997 of US$100.00 per hectare on property retained for further exploration (US$180,300 was paid to retain 1,803 hectares); in addition, Samex S.A. was required to fulfill work commitments totaling US$1,140,000.00 during the first two years of the agreement, which requirement was fulfilled by March, 1997.

In order to maintain its rights under the Comibol Agreement, Samex S.A. is required to make a payment by April 11, 2000 of US$500.00 per hectare on property which Samex S.A. should decide to exploit (up to US$901,500 if all 1,803 hectares are retained).  This payment, which was due April 11, 2000, has not been made.  Samex S.A. suspended any decision with respect to retention of property or delivery of the corresponding payment pending resolution of certain ongoing legal proceedings between Comibol and a third party.  Comibol confirmed to Samex S.A. that a portion of the Santa Isabel property was subject to a claim by a third party with respect to two areas covering approximately 10 hectares and 24 hectares of the 1,803 hectares covered by the Goya1/El Bonete concessions.  Comibol formally advised Samex that it was taking legal proceedings to resolve the dispute and asked Samex S.A to wait for it to do so.  Comibol advised that it was taking active steps to assert its legal rights to the disputed area and anticipated success in doing so.  Samex in turn formally advised Comibol that it considered Comibol to be in default of its obligations under the Comibol Agreement because of the dispute, but agreed to await the results of legal proceedings before taking further action.  Comibol was apparently successful in the legal proceedings against the third party’s claim to the disputed areas, but Comibol did not advised SAMEX S.A. of this outcome.   Instead, Comibol has attempted to terminate the agreement between Comibol and Samex S.A., but has not been successful in doing so.   As of December 31, 2009, Comibol had not yet resolved this issue with Samex S.A.  We are waiting for resolution of the issue with Comibol before making any further plans concerning the property. Due to the inactivity on the property, and the issue with Comibol, the property interest has been written down to a nominal value of $1,000.

An oxide target with enriched silver values is present on a portion of the Santa Isabel property.  Here, prominent sulfide veins, intervals of vein swarms and disseminated sulfide, have been oxidized to depths of 100 meters or more.  Geologic mapping and IP geophysical surveys have outlined a sulfide-mineralized body 1,000 meters long by 900 meters wide beneath the oxide zone. Dump material and surface rock-chip samples of oxide material positioned above the sulfide target contain 119.4 to 754.8 grams/metric ton silver with 1.82% to 8.0% lead, low zinc (0.12% to 27%), 0.054 to 1.233 grams/metric ton gold (most >0.200 grams/metric ton).  Some samples contain 0.23% to 0.50% antimony.  Further geologic mapping and rock-chip sampling are needed to advance this target to a drill-ready status.  We have not conducted any exploration at Santa Isabel since 1998.  The Santa Isabel Property is without a known body of commercial ore and activities to date have been exploratory in nature.

NEWS RELEASE LIST

The following news releases can be viewed on the Company’s website at www.samex.com.

News Release No. 1-09 dated January 20, 2009

EXTENSION OF WARRANT TERMS

News Release No. 2-09 dated February 20, 2009

PRIVATE PLACEMENT, FOCUS ON GOLD TARGETS AT LOS ZORROS PROPERTY- CHILE

News Release No. 3-09 dated March 4, 2009

MANTO CUBA-SAN ANTONIO AREA & PUNTILLA-CONCEPCION AREA - INCA PROJECT, CHILE

COMPILATION OF INCA PROJECT PHASE I EXPLORATION RESULTS COMPLETED

News Release No. 4-09 dated March 6, 2009

SAMEX MINIMIZES ACTIVITIES IN BOLIVIA AND FOCUSES EXPLORATION ON ITS GOLD-SILVER PROJECTS IN CHILE

News Release No. 5-09 dated March 25, 2009

EXPLORATION PROGRAM UNDERWAY - LOS ZORROS GOLD PROJECT, CHILE

News Release No. 6-09 dated March 31, 2009

PRIVATE PLACEMENT COMPLETED

News Release No. 7-09 dated June 22, 2009

PRIVATE PLACEMENT

News Release No. 8-09 dated July 6, 2009

PRIVATE PLACEMENT COMPLETED

News Release No. 9-09 dated September 4, 2009

STOCK OPTIONS GRANTED

News Release No. 10-09 dated September 9, 2009

INTRODUCING “VIDEO-GRAMS”

News Release No. 11-09 dated September 18, 2009

“LOS ZORROS GOLD PROPERTY OVERVIEW” VIDEO-GRAM

News Release No. 12-09 dated October 1, 2009

DRILLING IN PROGRESS ADJACENT TO SAMEX’S CHIMBEROS GOLD/SILVER PROPERTY, CHILE

News Release No. 13-09 dated October 2, 2009

FINAL PAYMENT COMPLETED TO ACQUIRE PROVIDENCIA MINE CONCESSIONS - INCA PROJECT, CHILE

News Release No. 14-09 dated November 24, 2009

$1,178,000 PROCEEDS FROM WARRANTS EXERCISED

News Release No. 1-10 dated January 21, 2010

SAMEX DEFINES SIGNIFICANT GOLD EXPLORATION TARGET AT CINCHADO GOLD PROJECT - LOS ZORROS PROPERTY, CHILE

News Release No. 2-10 dated April 14, 2010

CARLIN-STYLE JASPEROID/SILICA BRECCIA OUTCROP ASSAYS UP TO 2 G/T GOLD AT MILAGRO PROJECT -  LOS ZORROS PROPERTY, CHILE

“QUALIFIED PERSONS”

Information contained herein concerning our mineral properties has been prepared by Robert Kell, Vice President - Exploration for SAMEX MINING CORP. and Philip Southam, P. Geo.   Mr. Kell and Mr. Southam are “qualified persons” pursuant to Canadian Securities National Instrument 43-101 concerning Standards Of Disclosure For Mineral Projects.  All geochemical analyses were performed by ALS Chemex, an internationally recognized and ISO certified laboratory complying with the international standards ISO 9001:2000 and ISO 17025:1999.

FORWARD LOOKING STATEMENTS

This Report includes certain “forward looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward-looking statements that involve various risks.  Actual results could differ materially from those projected as a result of the following factors, among others: risks inherent in mineral exploration; risks associated with development, construction and mining operations; the uncertainty of future profitability and uncertainty of access to additional capital.

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

SAMEX MINING CORP.